Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

QUANTUM FINTECH ACQUISITION CORPORATION,

TSG MERGER SUB, INC.,

AND

TRADESTATION GROUP, INC.

dated as of

November 4, 2021

- i -

- ii -

- iii -

Section 13.14	Non-Recourse	78
Section 13.15	Nonsurvival of Representations, Warranties and Covenants	79
Section 13.16	Acknowledgements	79
Section 13.17	Quantum and Privilege	80

EXHIBITS & ANNEXES

- iv -

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of November 4, 2021, by and among Quantum FinTech Acquisition Corporation, a Delaware corporation (“Quantum”), TradeStation Group, Inc., a Florida corporation (the “Company”), and TSG Merger Sub, Inc., a Delaware corporation and direct, wholly owned subsidiary of the Company (“Merger Sub”). Quantum, the Company and Merger Sub are collectively referred to herein as the “Parties” and individually as a “Party”. Capitalized terms used and not otherwise defined herein have the meanings set forth in Section 1.01.

RECITALS

WHEREAS, Quantum is a blank check company incorporated in Delaware and formed for the purpose of entering into a Business Combination with one or more businesses or entities;

WHEREAS, Merger Sub is a newly formed, wholly owned, direct subsidiary of the Company and was formed for the sole purpose of the Merger;

WHEREAS, on the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and other applicable Laws, the Parties intend to enter into a business combination transaction by which Merger Sub will merge with and into Quantum (the “Merger”), with Quantum being the surviving corporation of the Merger (Quantum, in its capacity as the surviving corporation of the Merger, is sometimes referred to as the “Surviving Corporation”), and the outstanding shares of Quantum Capital Stock will be converted into the right to receive shares of Company Common Stock;

WHEREAS, the board of directors of Quantum has unanimously (i) determined that it is in the best interests of Quantum and the Quantum Stockholders, and declared it advisable, to enter into this Agreement providing for the Merger, (ii) approved this Agreement and the Transactions, including the Merger, on the terms and subject to the conditions of this Agreement, and (iii) adopted a resolution recommending that this Agreement and the Transactions, including the Merger, be adopted by the Quantum Stockholders (the “Quantum Board Recommendation”);

WHEREAS, the board of directors of Merger Sub has unanimously (i) determined that it is in the best interests of Merger Sub and the sole stockholder of Merger Sub, and declared it advisable, to enter into this Agreement providing for the Merger, (ii) approved this Agreement and the Transactions, including the Merger, on the terms and subject to the conditions of this Agreement, and (iii) adopted a resolution recommending that this Agreement and the Transactions, including the Merger, be adopted by the sole stockholder of Merger Sub;

WHEREAS, the board of directors of the Company has unanimously (i) determined that it is in the best interests of the Company, and declared it advisable, to enter into this Agreement providing for the Merger and the Pre-Closing Restructuring and (ii) approved this Agreement and the Transactions, including the Merger and the Pre-Closing Restructuring, on the terms and subject to the conditions of this Agreement;

WHEREAS, pursuant to the Pre-Closing Restructuring, the Company will amend and restate its Articles of Incorporation to be substantially in the form of Exhibit A (the “Amended and Restated Company Charter”) and Bylaws to be substantially in the form of Exhibit B (the “Amended and Restated Bylaws”);

WHEREAS, for U.S. federal income tax purposes (and for purposes of any applicable state or local income tax law that follows the U.S. federal income tax treatment of the Merger), each of the Parties intends that (i) the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations thereunder to which Quantum and the Company are parties under Section 368(b) of the Code, and (ii) this Agreement be, and hereby is, adopted as a “plan of reorganization” for the purposes of Section 368 of the Code and Treasury Regulations Section 1.368-2(g);

WHEREAS, as a condition and inducement to Quantum’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, Monex Group, Inc. (“Monex”), the sole shareholder of the Company, and the Company have executed and delivered to Quantum a Company Support Agreement (as defined below) pursuant to which, among other things, (i) Monex has agreed to adopt and approve, in accordance with the terms and subject to the conditions of the Company’s Governing Documents, the adoption of the Amended and Restated Company Charter and the Amended and Restated Bylaws (such approval, the “Company Stockholder Approval”) and (ii) the Company, as the sole stockholder of Merger Sub, has agreed to adopt and approve this Agreement and other documents contemplated hereby and the transactions contemplated hereby and thereby (such approval, the “Merger Sub Stockholder Approval”);

WHEREAS, as a condition and inducement to Quantum’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, Monex has agreed to a certain lock-up covenant in favor of Quantum;

WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, the Sponsor, the Company and Quantum have entered into the Sponsor Support Agreement, a copy of which is attached as Exhibit A hereto;

WHEREAS, on or prior to the date hereof, Quantum has obtained, and prior to the Closing, Quantum may obtain, commitments from certain investors for a private placement of shares of Quantum Common Stock (the “PIPE Investment”) pursuant to the terms of one or more subscription agreements (each, a “Subscription Agreement”), pursuant to which, among other things, such investors have agreed to, or may agree to, subscribe for and purchase, and Quantum has agreed to, or may agree to, issue and sell to such investors, on the Closing Date and prior to the Effective Time, an aggregate number of shares of Quantum Common Stock set forth in the Subscription Agreements in exchange for an aggregate purchase price as set forth in the Subscription Agreements, on the terms and subject to the conditions set forth therein;

WHEREAS, in furtherance of the Merger and in accordance with the terms hereof, Quantum shall provide an opportunity to Quantum Stockholders to have their outstanding shares of Quantum Common Stock redeemed on the terms and subject to the conditions set forth in this Agreement and Quantum’s Organizational Documents in connection with obtaining the Quantum Stockholder Approval (as defined below);

WHEREAS, at the Closing, the Sponsor, Quantum, the Company, Monex and certain other parties will enter into a Registration Rights Agreement, substantially in the form of Exhibit D attached hereto (as amended, restated, modified, supplemented or waived from time to time, the “Registration Rights Agreement”); and

WHEREAS, upon the consummation of the Transactions (excluding any PIPE Investment or any direct investment by Monex in new shares of the Company Common Stock concurrently with the PIPE Investment), Monex will hold 129,750,000 shares of the Company Common Stock (the “Closing Monex Share Consideration”), which, valued at the Closing Share Price, will represent a total equity value of $1,297,500,000; for the avoidance of doubt, the Closing Monex Share Consideration does not include the Monex Earn Out Shares, which will be issued to Monex pursuant to the Pre-Closing Restructuring and, at the Closing, delivered by Monex to the Escrow Agent in accordance with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound, the Parties hereby agree as follows:

Article I
CERTAIN DEFINITIONS

Section 1.01  Definitions. For purposes of this Agreement, the following capitalized terms have the following meanings:

“Acquisition Transaction” has the meaning specified in Section 10.03(a).

“Action” means any claim, action, suit, assessment, arbitration or legal, judicial or administrative proceeding (whether at Law or in equity) or arbitration.

“Additional Interim Financial Statements” has the meaning specified in Section 8.09.

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, through one or more intermediaries or otherwise. The term “control” means the ownership of a majority of the voting securities of the applicable Person or the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of the applicable Person, whether through ownership of voting securities, by Contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto; provided, that, in no event shall the Company or any of the Company’s Subsidiaries be considered an Affiliate of any portfolio company (other than the Company and its Subsidiaries) of any investment fund affiliated with any direct or indirect equityholder of the Company nor shall any portfolio company (other than the Company and its Subsidiaries) of any investment fund affiliated with any equityholder of the Company be considered an Affiliate of the Company or any of its Subsidiaries.

“Affiliate Agreements” has the meaning specified in Section 6.12(a)(x).

“Agreement” has the meaning specified in the preamble hereto.

“Amended and Restated Bylaws” has the meaning specified in the Recitals hereto.

“Amended and Restated Company Charter” has the meaning specified in the Recitals hereto.

“Anti-Corruption Laws” means, collectively: (a) the U.S. Foreign Corrupt Practices Act (FCPA); (b) the UK Bribery Act 2010; and (c) any other applicable anti-bribery or anti-corruption Laws related to combating bribery, corruption and money laundering.

“Associated Person of Company BD” means an “associated person” as defined in Section 3(a)(18) of the Exchange Act, 15 U.S.C. §78c(a)(18), of Company BD.

“Associated Person of Company FCM” means an “associated person” as defined in CFTC Regulation 1.3, 17 C.F.R. § 1.3, of Company FCM.

“Audited Financial Statements” has the meaning specified in Section 6.08(a).

“Business Combination” has the meaning ascribed to such term in the Certificate of Incorporation.

“Business Combination Proposal” has the meaning specified in Section 10.03(b).

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Law to close.

“CARES Act” has the meaning specified in the definition of “COVID-19 Measures”.

“CEA” means the Commodity Exchange Act, as amended.

“Certificates” has the meaning specified in Section 3.02(b).

“Certificate of Incorporation” means the Amended and Restated Certificate of Incorporation of Quantum, dated February 4, 2021, as amended and in effect on the date hereof.

“Certificate of Merger” has the meaning specified in Section 2.02.

“CFTC” means the United States Commodity Futures Trading Commission.

“Change in Recommendation” has the meaning specified in Section 10.02(e).

“Change of Control Transaction” means any transaction or series of related transactions (a) under which any Person(s), directly or indirectly, acquires or otherwise purchases (i) another Person or any of its Affiliates or (ii) all or a material portion of the assets, business or equity securities of another Person or (b) under which any Person(s) makes any equity or similar investment in another Person, in each case, that results, directly or indirectly, in the stockholders of a Person, as applicable, as of immediately prior to such transaction holding, in the aggregate, less than fifty percent (50%) of the voting shares of such Person (or any successor or parent company of such Person) immediately after the consummation thereof (whether by merger, consolidation, tender offer, recapitalization, purchase or issuance of equity securities, tender offer or otherwise).

“Closing” has the meaning specified in Section 5.01.

“Closing Date” has the meaning specified in Section 5.01.

“Closing Monex Share Consideration” has the meaning specified in the Recitals hereto.

“Closing Quantum Share Consideration” means the number of shares (rounded to the nearest whole share) of Company Common Stock equal to the total number of shares of Company Common Stock to be issued pursuant to Section 3.01(a) and Section 3.01(b).

“Closing Share Price” means $10.00.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning specified in the preamble hereto.

“Company BD” means TradeStation Securities Inc.

“Company Benefit Plan” has the meaning specified in Section 6.13(a).

“Company Closing Statement” has the meaning specified in Section 5.02(b).

“Company Common Stock” means the shares of common stock, par value $0.01 per share, of the Company.

“Company Cure Period” has the meaning specified in Section 12.01(b).

“Company Disclosure Letter” has the meaning specified in the introduction to Article VI.

“Company Employees” has the meaning specified in Section 6.13(a).

“Company FCM” means TradeStation Securities Inc.

“Company Intellectual Property” means all Owned Intellectual Property and all Intellectual Property that is used in connection with conducting the business of the Company and its Subsidiaries as currently conducted.

“Company Preferred Stock” means the shares of preferred stock, par value $0.01 per share, of the Company.

“Company Representations” means the representations and warranties of the Company expressly and specifically set forth in Article VI of this Agreement, as qualified by the Company Disclosure Letter. For the avoidance of doubt, the Company Representations are solely made by the Company.

“Company Stock” means the Company Common Stock and the Company Preferred Stock.

“Company Stockholder Approval” has the meaning specified in the Recitals hereto.

“Company Subsidiary Securities” has the meaning specified in Section 6.07(b).

“Company Support Agreement” means that certain Support Agreement, dated as of the date hereof, by and among Monex, Quantum and the Company, as amended or modified from time to time.

“Confidentiality Agreement” has the meaning specified in Section 13.09.

“Contracts” means any written legally binding contracts, agreements, subcontracts and leases and all material written amendments, written modifications and written supplements thereto (other than any Company Benefit Plan).

“COVID-19” means SARS-CoV-2 or COVID-19, any evolutions thereof and any related or associated epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law, Governmental Order, Action, directive, pronouncement, guidelines or recommendations by any Governmental Authority (including the Centers for Disease Control and Prevention and the World Health Organization) in connection with, related to or in response to COVID-19, including, but not limited to, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) and the Families First Coronavirus Response Act, or any changes thereto.

“Cryptocurrency Software” has the meaning specified in Section 6.20(n).

“Data Room” has the meaning specified in Section 1.02(h).

“D&O Indemnitee” has the meaning specified in Section 8.06(a).

“DEA” means Company BD’s designated examining authority.

“DGCL” has the meaning specified in the Recitals hereto.

“Disclosure Letter” means, as applicable, the Company Disclosure Letter or the Quantum Disclosure Letter.

“DSRO” means Company FCM’s designated self-regulatory organization.

“DTC” has the meaning specified in Section 4.02(a).

“Dual Registrant” means TradeStation Securities Inc. in its dual capacities as Company BD and Company FCM.

“Dual Registrant’s Associated Persons” means Associated Persons of Company FCM and Associated Persons of Company BD.

“Earn Out Period” means the period beginning on the Closing Date and ending on the date that is the fifth (5th) anniversary of the Closing Date.

“Effect” means any effect, occurrence, development, fact, condition or change.

“Effective Time” has the meaning specified in Section 2.02.

“Enforceability Exceptions” has the meaning specified in Section 6.03.

“Environmental Laws” means any applicable Laws relating to pollution or protection of the environment, or the use, storage, emission, disposal or release of Hazardous Materials, each as in effect as of the date hereof.

“Equity Securities” means, with respect to any Person, any share, share capital, capital stock, partnership, membership, joint venture or similar interest in such Person (including any stock appreciation, phantom stock, profit participation, voting or similar rights), and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable therefor.

“ERISA” has the meaning specified in Section 6.13(a).

“Escrow Account” has the meaning specified in Section 4.01(a).

“Escrow Agent” has the meaning specified in Section 4.01(a).

“Escrow Agreement” has the meaning specified in Section 4.01(a).

“Evaluation Material” has the meaning specified in Section 8.10(a).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” has the meaning specified in Section 3.02(a).

“Exchange Agent Agreement” means a paying and exchange agent agreement, in form and substance reasonably acceptable to Quantum and the Company.

“Excluded Share” means, without duplication, each share of (i) Quantum Common Stock for which redemption rights have been exercised in connection with the Quantum Stockholder Redemption, (ii) Quantum Common Stock (if any), that, at the Effective Time, is held in the treasury of Quantum, and (iii) Quantum Common Stock (if any), that is owned by Merger Sub or the Company.

“Export Control Laws” means (a) the U.S. Export Administration Regulations and all other Laws adopted by Governmental Authorities of the United States and other countries relating to import and export controls and (b) the anti-boycott regulations administered by the U.S. Department of Commerce and the U.S. Department of the Treasury and all anti-boycott Laws adopted by Governmental Authorities of other countries relating to prohibition of unauthorized boycotts.

“FCM Compliance Policies” has the meaning specified in Section 6.27(d).

“Final Prospectus” has the meaning specified in Section 7.06(a).

“Financial Statements” has the meaning specified in Section 6.08(a).

“FINRA” means the Financial Industry Regulatory Authority (and any predecessors thereof).

“Fraud” means actual (as opposed to constructive) and intentional fraud under Delaware common law with a specific intent to deceive brought against a Party based solely and exclusively with respect to the making of any representation or warranty by such Party in Article VI or Article VII (as applicable).

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence, or which govern its internal affairs, in each case as amended, restated, modified or supplemented from time to time. For example, the “Governing Documents” of a corporation are its certificate or articles of incorporation and by-laws, the “Governing Documents” of a limited partnership are its limited partnership agreement and certificate of limited partnership, and the “Governing Documents” of a limited liability company are its operating agreement.

“Governmental Authority” means any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency (including the CFTC, SEC and state securities agencies or regulatory bodies), self-regulatory organizations (including the NFA and FINRA), governmental commission, department, board, bureau, agency or instrumentality, court or tribunal, and the DSRO.

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“Hazardous Material” means any material, substance or waste that is listed, regulated, or otherwise defined as “hazardous,” “toxic,” or “radioactive”, or as a “pollutant” or “contaminant” or words of similar intent or meaning under applicable Environmental Laws as in effect as of the date hereof, including petroleum, petroleum by-products, asbestos or asbestos-containing material, polychlorinated biphenyls, flammable or explosive substances, or pesticides, in each case, which are regulated under Environmental Law and as to which liability may be imposed pursuant to Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Incentive Equity Plan” has the meaning specified in Section 8.08.

“Indebtedness” means, with respect to any Person as of any time, without duplication, (i) all indebtedness for borrowed money of such Person, (ii) indebtedness evidenced by any note, bond, debenture or other debt security, in each case, as of such time of such Person, (iii) any premiums, prepayment fees or other penalties, fees, costs or expenses associated with payment of any indebtedness of such Person, in each case to the extent payable as a result of the consummation of the Transactions, (iv) any Working Capital Loans (with respect to Quantum), (v) any amounts owing under any COVID-19 Measures (including, for the avoidance of doubt, with respect to the Company and its Subsidiaries, any and all liabilities for amounts that the Company or any of its Subsidiaries has deferred pursuant to Section 2302 of the CARES Act), and (vi) all indebtedness of the type referred to in clauses (i) – (v) of this definition of any other Person, guaranteed directly or indirectly, jointly or severally. Notwithstanding anything to the contrary contained herein, “Indebtedness” of any Person shall not include any item that would otherwise constitute “Indebtedness” of such Person that is an obligation between such Person and any Subsidiary of such Person or between any two or more Subsidiaries of such Person.

“Individual Consultant” means a consultant who is a natural person.

“Individual Independent Contractor” means an independent contractor who is a natural person.

“Information or Document Request” means any request or demand for the production, delivery or disclosure of documents or other evidence, or any request or demand for the production of witnesses for interviews or depositions or other oral or written testimony, by any Regulatory Consent Authority relating to the Transactions or by any third party challenging the Transactions, including any so called “second request” for additional information or documentary material or any civil investigative demand made or issued by any Regulatory Consent Authority or any subpoena, interrogatory or deposition.

“Intellectual Property” means any and all of the following in any jurisdiction throughout the world: (a) patents, industrial designs, and utility models, and applications for any of the foregoing, including all provisionals, divisionals, continuations, continuations-in-part, requests for continuing examination, reissues, reexaminations, renewals and extensions of any of the foregoing and all rights to claim priority of any of the foregoing; (b) copyrights, works of authorship, copyrightable subject matter, websites, copyrights, mask work rights, database rights, and design rights (all whether registered or unregistered); registrations and applications for registration of, and all renewals and extensions of, any of the foregoing and all moral rights associated with any of the foregoing; (c) trade secrets, know-how, and other proprietary and confidential information and data, including inventions (whether or not patentable or reduced to practice), invention disclosures, legal rights in ideas protectable as intellectual property under applicable laws, developments, improvements, designs, drawings, algorithms, source code, methods, processes, techniques, formulae, research and development, compilations, compositions, manufacturing processes, production processes, devices, specifications, reports, analyses, data analytics, customer lists, supplier lists, pricing information, cost information, business plans, business proposals, marketing plans, and marketing proposals; (d) trademarks, trade names, certification marks, logos, service marks, trade dress, business names (including any fictitious or “dba” names), Internet domain names, uniform resource locators, social media accounts and handles, slogans, tag lines, symbols, and other designations of source or origin (all whether registered or unregistered), registrations and applications for registration of, and renewals and extensions of, any of the foregoing, and all common law rights in and goodwill associated with any of the foregoing (collectively, “Trademarks”); (e) Software; (f) artificial intelligence technologies, including machine learning technologies and deep learning technologies; (g) technical data, and databases, compilations and collections of technical data; (h) any registrations or applications for registration for any of the foregoing, including any provisional, divisions, continuations, continuations-in-part, renewals, reissuances, revisions, re-examinations and extensions (as applicable); (i) any rights recognized under applicable Law that are equivalent or similar to any of the foregoing; and (j) all rights to sue and collect damages for past, present and future infringement of and other violations of any of the foregoing.

“Intended Income Tax Treatment” has the meaning specified in Section 10.04(b).

“Interim Financial Statements” has the meaning specified in Section 6.08(a).

“Interim Period” has the meaning specified in Section 8.01.

“IT Systems” means all Software (including Cryptocurrency Software), information technology and computer systems, servers, networks, data communications lines, databases, computer hardware, firmware, middleware, routers, hubs, switches, and all other information technology equipment, and all associated documentation, in each case, used in connection with the business of the Company and its Subsidiaries as currently conducted.

“JOBS Act” has the meaning specified in Section 6.08(e).

“Law” means any statute, law, ordinance, rule, regulation or Governmental Order, in each case, of any Governmental Authority.

“Leased Real Property” has the meaning specified in Section 6.19(b).

“Leases” has the meaning specified in Section 6.19(b).

“Letter of Transmittal” means a letter of transmittal in a customary form as mutually agreed by the Company and Quantum.

“Lien” means any mortgage, deed of trust, pledge, hypothecation, encumbrance, easement, license, option, right of first refusal, security interest or other lien of any kind.

“M&A Contract” has the meaning specified in Section 6.12(a)(iii).

“Malicious Code” means any (i) back door, time bomb, drop dead device, or other Software routine designed to disable a computer program automatically with the passage of time or under the positive control of a Person other than the user of the program; (ii) virus, Trojan horse, worm, or other Software routine or hardware component designed to permit unauthorized access, to disable, erase, or otherwise harm Software, hardware, or data; and (iii) similar programs.

“Material Adverse Effect” means, with respect to the Company and its Subsidiaries, any Effect that (a) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole or (b) prevents the Company from consummating the Transactions; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Material Adverse Effect”: (i) any change in applicable Laws or GAAP or any interpretation thereof, (ii) any change in interest rates or economic, political, business, financial, commodity, currency or market conditions generally, (iii) the announcement or the execution of this Agreement, the pendency or consummation of the Merger or the performance of this Agreement, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, landlords, licensors, distributors, partners, providers and employees, (iv) any Effect generally affecting any of the industries or markets in which the Company or any of its Subsidiaries operate or the economy as a whole, (v) the compliance with the terms of this Agreement or the taking of any action required or contemplated by this Agreement or with the prior written consent of Quantum or at the request of Quantum, (vi) any earthquake, hurricane, disease outbreak, epidemic, pandemic, tsunami, tornado, flood, mudslide, wild fire or other natural disaster, act of God or other force majeure event, (vii) any national or international political or social conditions in countries in which, or in the proximate geographic region of which, the Company operates, including the engagement by the United States or such other countries in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack upon the United States or such other country, or any territories, possessions, or diplomatic or consular offices of the United States or such other countries or upon any United States or such other country military installation, equipment or personnel, (viii) any failure of the Company and its Subsidiaries, taken as a whole, to meet any projections, forecasts or budgets; provided, that clause (viii) shall not prevent a determination that any Effect not otherwise excluded from this definition of Material Adverse Effect underlying such failure to meet projections or forecasts has resulted in, or would reasonably be expected to result in, a Material Adverse Effect, (ix) COVID-19 or any COVID-19 Measures, or the Company’s or any of its Subsidiaries’ compliance therewith, (x) any cyberattack on the Company or its Subsidiaries, provided that such attack is not due to a breach of the representations in Section 6.20(j) or Section 6.20(k) and such attack causes a broad and extended disruption of the Company and its Subsidiaries’ systems and services resulting in material adverse harm to the Company and its Subsidiaries, taken as a whole, or (xi) any matters set forth in Section 1.01(d) of the Company Disclosure Letter; provided that, in the case of clauses (i), (ii), (vi) and (vii) such changes may be taken into account to the extent (but only to the extent) that such changes have had a disproportionate and adverse impact on the Company and its Subsidiaries, taken as a whole, as compared to other similarly situated competitors or comparable entities operating in the industries and markets in which the Company and its Subsidiaries operate.

“Material Contracts” has the meaning specified in Section 6.12(b).

“Merger” has the meaning specified in the Recitals hereto.

“Merger Sub” has the meaning specified in the preamble hereto.

“Merger Sub Stockholder Approval” has the meaning specified in the Recitals hereto.

“Monex” has the meaning specified in the Recitals hereto.

“Monex Earn Out Acceleration Event” has the meaning specified in Section 4.01(b).

“Monex Earn Out Shares” has the meaning specified in Section 4.01(a).

“Monex Triggering Event” means each of the Triggering Event I, Triggering Event II and Monex Earn Out Acceleration event.

“Most Recent Balance Sheet” has the meaning specified in Section 6.08(a).

“NFA” means the National Futures Association.

“NYSE” means the New York Stock Exchange.

“Offer Documents” has the meaning specified in Section 10.02(a).

“Outstanding Company Expenses” shall have the meaning specified in Section 5.02(b).

“Outstanding Quantum Expenses” shall have the meaning specified in Section 5.02(a).

“Owned Intellectual Property” means all Intellectual Property that is owned or purported to be owned by the Company or its Subsidiaries.

“Party” has the meaning specified in the preamble hereto.

“Payoff Amount” means the amount necessary at the Closing to fully discharge the Quantum Indebtedness, if any, as set forth in payoff letters or similar statements or invoices obtained by Quantum from its lenders or other creditors prior to the Closing.

“PCAOB” means the Public Company Accounting Oversight Board (United States).

“PCI-DSS” means the Payment Card Industry Data Security Standard issued by the PCI Security Standards Council, as it may be amended from time to time.

“Permits” means all licenses, approvals, consents, registrations, franchises and permits that are required to own, lease or operate the properties and assets of the Company and its Subsidiaries and to conduct the business of the Company and its Subsidiaries as currently conducted.

“Permitted Liens” means (i) statutory or common law Liens of mechanics, materialmen, warehousemen, landlords, carriers, repairmen, construction contractors and other similar Liens that arise in the ordinary course of business, that relate to amounts not yet delinquent or that are being contested in good faith through appropriate Actions for which appropriate reserves have been established in accordance with GAAP, (ii) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business, (iii) Liens for Taxes not yet delinquent or which are being contested in good faith through appropriate Actions for which appropriate reserves have been established in accordance with GAAP, (iv) Liens, encumbrances and restrictions on real property (including easements, covenants, rights of way and similar restrictions of record) or zoning, building, entitlement and other land use and environmental regulations that (A) are matters of record, (B) would be disclosed by a current, accurate survey or physical inspection of such real property, or (C) do not materially impair the value or interfere with the present uses of such real property, (v) with respect to any Leased Real Property (A) the interests and rights of the respective lessors with respect thereto, including any statutory landlord liens and any Lien thereon, (B) any Lien permitted under a Lease, and (C) any Liens encumbering the underlying fee title of the real property of which the Leased Real Property is a part, (vi) Liens that that do not, individually or in the aggregate, materially and adversely affect, or materially disrupt, the ordinary course operation of the businesses of the Company and its Subsidiaries, taken as a whole, (vii) non-exclusive licenses of Intellectual Property granted by the Company or any of its Subsidiaries in the ordinary course of business consistent with past practices, (viii) Liens securing any Indebtedness of the Company and its Subsidiaries, (ix) any right, interest, Lien or title of a licensor, sublicensor, licensee, sublicensee, lessor or sublessor under any license, lease or other similar agreement or other property being leased or licensed, (x) Liens that do not, individually or in the aggregate, materially and adversely affect the ordinary course operation of the business of the Company and its Subsidiaries, taken as a whole, and (xi) Liens described in Section 1.01(b) of the Company Disclosure Letter.

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, governmental agency or instrumentality or other entity of any kind.

“Personal Information” means, in addition to the definition for any similar term (e.g., “personal data,” “personally identifiable information,” “nonpublic personal information” or “personal information”) as defined by applicable Privacy and Security Requirements, any information that identifies, could reasonably be used to identify or is otherwise reasonably capable of being associated with an individual person.

“PIPE Investment” has the meaning specified in the Recitals hereto.

“PIPE Investment Amount” has the meaning specified in Section 7.13(a).

“PIPE Investor” means an investor party to a Subscription Agreement.

“PIPE Shares” means shares of the Quantum Common Stock issued to the PIPE Investors pursuant to applicable Subscription Agreements.

“PIPE Stockholders” means the holders of the PIPE Shares (in such capacity).

“Policies” has the meaning specified in Section 6.16.

“Post-Redemption Quantum Public Share Number” means, without duplication, the aggregate number of Quantum Public Shares outstanding as of immediately prior to the Effective Time (if determined as of the date hereof, being 20,125,000 shares). For the avoidance of doubt, the Post-Redemption Quantum Public Share Number does not include any Quantum Redeeming Shares outstanding immediately prior to the Effective Time.

“Pre-Closing Holders” means the Quantum Public Stockholders, Quantum Sponsor Stockholders and the PIPE Stockholders.

“Pre-Closing Restructuring” has the meaning specified in Section 8.05.

“Pre-Closing Restructuring Plan” has the meaning specified in Section 8.05.

“Principal” has the meaning ascribed to that term in CFTC Regulation 3.1(a), 17 C.F.R. § 3.1(a).

“Privacy and Security Requirements” means, to the extent applicable to the Company, (a) all applicable Laws relating to the Processing of Protected Data, including, without limitation, Section 5 of the Federal Trade Commission Act, all state Laws related to unfair or deceptive trade practices, in each case, to the extent they apply to the Processing of Personal Data, the California Consumer Privacy Act and any implementing regulations therein (together, the “CCPA”), the Fair Credit Reporting Act (“FCRA”), the Controlling the Assault of Non-Solicited Pornography And Marketing Act of 2003 (“CAN-SPAM”), all Laws related to online privacy policies, the Telephone Consumer Protection Act (“TCPA”), the Illinois Biometric Information Privacy Act (“BIPA”), all Laws related to faxes, telemarketing and text messaging, and all Laws related to breach notification, 201 CMR 17.00, et seq., NY SHIELD Act, 23 NYCRR 500, the Gramm-Lech-Bliley Act (together with all implanting regulations and rules, the “GLBA”), Regulation P, Regulation V, SEC Regulation S-P, the Red Flags Rule, and all Laws relating to the security or protection of Personal Information; (b) the PCI-DSS and any other privacy- or data security- related industry standards to which the Company is legally or contractually bound or has publicly represented with which it complies; (c) all material Contracts between the Company and any Person that are applicable to the Processing of Protected Data; and (d) all public or posted policies applicable to the Company relating to the Processing of Protected Data, including without limitation all website and mobile application privacy policies.

“Private Warrants” has the meaning specified in the Warrant Agreement.

“Process” means the creation, collection, use (including, without limitation, for the purposes of sending telephone calls, text messages and emails), storage, maintenance, processing, recording, distribution, transfer, transmission, receipt, import, export, protection, safeguarding, access, disposal or disclosure or other activity regarding data (whether electronically or in any other form or medium).

“Protected Data” means data of the Company or its Subsidiaries regulated by the PCI-DSS, Personal Information and all data for which the Company is required by Law, Contract or posted or public privacy policy to safeguard and/or keep confidential or private.

“Proxy Statement/Prospectus” has the meaning specified in Section 10.02(a).

“Public Warrants” has the meaning specified in the Warrant Agreement.

“Quantum” has the meaning specified in the preamble hereto.

“Quantum Board Recommendation” has the meaning specified in the Recitals hereto.

“Quantum Capital Stock” means the Quantum Common Stock and the Quantum Founder Common Stock.

“Quantum Closing Statement” has the meaning specified in Section 5.02(a).

“Quantum Common Stock” means the common stock, par value $0.0001 per share, of Quantum.

“Quantum Cure Period” has the meaning specified in Section 12.01(e).

“Quantum Disclosure Letter” has the meaning specified in the introduction to Article VII.

“Quantum Founder Common Stock” means the Quantum Common Stock issued to Persons listed in Section 1.01(c) of the Quantum Disclosure Letter.

“Quantum Group” has the meaning specified in Section 13.17.

“Quantum Indebtedness” means the amount, if any, at Closing, of all working capital loans or other Indebtedness, or other monetary obligations or amounts, owed by Quantum to any Affiliate, officer or director of Quantum, or, to any unaffiliated third-party lender to, or creditor of, Quantum; provided, however, that any obligations or amounts included in the Outstanding Quantum Expenses shall not be counted as “Quantum Indebtedness”.

“Quantum Marks” has the meaning specified in Section 8.10(b).

“Quantum Material Adverse Effect” means, with respect to Quantum and Sponsor, any Effect that (a) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, results of operations or financial condition of Quantum or (b) prevents Quantum from consummating the Transactions; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, an “Quantum Material Adverse Effect”: (i) any change in applicable Laws or GAAP or any interpretation thereof, (ii) any change in interest rates or economic, political, business, financial, commodity, currency or market conditions generally, (iii) the announcement or the execution of this Agreement, the pendency or consummation of the Merger or the performance of this Agreement, or (iv) the compliance with the terms of this Agreement or the taking of any action required or contemplated by this Agreement or with the prior written consent of the Company or at the request of the Company, (vi) any earthquake, hurricane, disease outbreak, epidemic, pandemic, tsunami, tornado, flood, mudslide, wild fire or other natural disaster, act of God or other force majeure event, (vii) any national or international political or social conditions in countries in which, or in the proximate geographic region of which, Quantum or Sponsor operates, including the engagement by the United States or such other countries in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack upon the United States or such other country, or any territories, possessions, or diplomatic or consular offices of the United States or such other countries or upon any United States or such other country military installation, equipment or personnel, (viii) the amount of the Quantum Stockholder Redemption, (ix) any failure to obtain Quantum Stockholder Approval, (x) any change in the trading price or volume of Quantum Common Stock or Quantum Warrants; provided, that clause (x) shall not prevent a determination that any Effect not otherwise excluded from this definition of Quantum Material Adverse Effect underlying such change in trading price has resulted in, or would reasonably be expected to result in, a Quantum Material Adverse Effect, (xi) any actions taken by the Company, its Subsidiaries or any of their respective Affiliates or Representatives or financing sources after the date of this Agreement, (xii) COVID-19 or any COVID-19 Measures, or Quantum’s or Sponsor’s compliance therewith, or (xiii) any matters set forth in Section 1.01(a) of the Quantum Disclosure Letter; provided that, in the case of clauses (i), (ii), (vi) and (vii), such changes may be taken into account to the extent (but only to the extent) that such changes have had a disproportionate and adverse impact on the Company and its Subsidiaries, taken as a whole, as compared to other similarly situated competitors or comparable entities operating in the industries and markets in which the Quantum or Sponsor operate.

“Quantum Organizational Documents” means the Certificate of Incorporation and Quantum Bylaws, as amended, restated, modified or supplemented from time to time.

“Quantum Preferred Stock” means the preferred stock, par value $0.0001 per share, of Quantum.

“Quantum Public Shares” means shares of Quantum Common Stock, other than Excluded Shares, PIPE Shares and Quantum Sponsor Shares.

“Quantum Redeeming Shares” means shares of the Quantum Common Stock that are required to be redeemed pursuant to the Quantum Stockholder Redemption.

“Quantum Representations” means the representations and warranties of Quantum expressly and specifically set forth in Article VII of this Agreement, as qualified by the Quantum Disclosure Letter.

“Quantum Specified Representations” has the meaning specified in Section 11.03(a)(i).

“Quantum Sponsor Stockholders” means the Sponsors as defined in the Sponsor Support Agreement.

“Quantum Sponsor Shares” means the shares of Quantum Common Stock held by Quantum Sponsor Stockholders as of the date of this Agreement, being (i) with respect to Quantum Ventures LLC, 3,796,335 shares of Quantum Common Stock, (ii) with respect to Chardan Quantum LLC, 949,084 shares of Quantum Common Stock and (iii) with respect to each of the directors and officers of Quantum, 40,833 shares of Quantum Common Stock.

“Quantum Stockholder Approval” has the meaning specified in Section 7.02(b).

“Quantum Stockholder Matters” has the meaning specified in Section 10.02(e).

“Quantum Stockholder Redemption” has the meaning specified in Section 10.02(e).

“Quantum Stockholders” means the holders of shares of Quantum Capital Stock.

“Quantum Unit” has the meaning specified in Section 7.12.

“Quantum Warrants” means Private Warrants and Public Warrants.

“Registered Intellectual Property” has the meaning specified in Section 6.20(a).

“Registration Rights Agreement” has the meaning specified in the Recitals hereto.

“Registration Statement” means the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, to be filed with the SEC by the Company under the Securities Act with respect to the Registration Statement Securities.

“Registration Statement Securities” has the meaning specified in Section 10.02(a).

“Regulatory Consent Authorities” means, as applicable, the Antitrust Division of the United States Department of Justice or the United States Federal Trade Commission, and any other governmental or self-regulatory organization whose consent, or filing therewith, is necessary to consummate the Merger.

“Related Party Transaction” has the meaning specified in Section 6.24.

“Release Notice” has the meaning specified in Section 4.01(c).

“Representative” means, as to any Person, any of the officers, directors, managers, employees, counsel, accountants, financial advisors, and consultants of such Person.

“Sanctions Laws” means any Law related to economic sanctions imposed, administered or enforced by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, the European Union or any of its Member States, the United Nations, or Her Majesty’s Treasury of the United Kingdom.

“Sarbanes-Oxley Act” has the meaning specified in Section 6.08(d).

“SEC” means the United States Securities and Exchange Commission.

“SEC Reports” has the meaning specified in Section 7.08(a).

“Securities Act” means the Securities Act of 1933, as amended.

“Securities Laws” means the securities Laws of any state, federal or foreign entity and the rules and regulations promulgated thereunder, including the rules and regulations promulgated by any applicable self-regulatory organizations.

“Security Breach” means any (i) security breach or breach of Protected Data of the Company or its Subsidiaries under applicable Privacy and Security Requirements or any unauthorized access, acquisition, use, disclosure, modification, deletion, or destruction of Protected Data of the Company or its Subsidiaries or the Company’s own confidential information; or (ii) unauthorized interference with system operations or security safeguards of IT Systems, including any successful phishing incident or ransomware attack.

“Software” means any and all computer programs, software, firmware, databases, data collections, including any and all software implementation of algorithms, models and methodologies, whether in source code, object code, human readable form or other form; and all related documentation and materials, including source code, object code, code repositories, development tools, application programming interfaces, user interfaces, architecture, files, manuals, programmers’ notes, derivative works, foreign language versions, fixes, upgrades, updates, enhancements, current and prior versions and releases, and all media and other tangible property necessary for the delivery or transfer of any of the foregoing.

“Special Meeting” has the meaning specified in Section 10.02(e).

“Specified Representations” has the meaning specified in Section 11.02(a)(i).

“Sponsor” means Quantum Ventures LLC, a Delaware limited liability company, and Chardan Quantum LLC, a Delaware limited liability company.

“Sponsor Earn Out Acceleration Event” has the meaning specified in Section 4.02(b).

“Sponsor Earn Out Shares” has the meaning specified in Section 4.02(a).

“Sponsor Support Agreement” means that certain Letter Agreement, dated as of the date hereof, by and among the Sponsor, the Company, Quantum and the other parties’ signatory thereto, as amended, restated, modified or supplemented from time to time.

“Sponsor Triggering Event” means each of the Triggering Event I, Triggering Event II and Sponsor Earn Out Acceleration event.

“Subscription Agreement” has the meaning specified in the Recitals hereto.

“Subsidiary” means, with respect to a Person, any corporation or other organization (including a limited liability company or a partnership), whether incorporated or unincorporated, of which such Person directly or indirectly owns or controls a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization or any organization of which such Person or any of its Subsidiaries is, directly or indirectly, a general partner or managing member.

“Surviving Corporation” has the meaning specified in the Recitals hereto.

“Surviving Provisions” has the meaning specified in Section 12.02.

“Tax” means any federal, state, provincial, territorial, local, foreign or other net income, alternative or add-on minimum, franchise, gross income, adjusted gross income or gross receipts, employment related (including employee withholding or employer payroll), ad valorem, transfer, franchise, license, excise, severance, stamp, occupation, premium, personal property, real property, capital stock, profits, disability, registration, value added, estimated, customs duties, sales or use, or other tax or like assessment or charge in the nature of a tax, together with any interest, penalty, addition to tax or additional amount imposed with respect thereto by a Governmental Authority.

“Tax Return” means any return, report, statement, refund, claim, declaration, information return, statement, estimate or other document filed or required to be filed with a Governmental Authority in respect of Taxes, including any schedule or attachment thereto and including any amendments thereof.

“Terminating Company Breach” has the meaning specified in Section 12.01(b).

“Terminating Quantum Breach” has the meaning specified in Section 12.01(c).

“Termination Date” has the meaning specified in Section 12.01(b).

“Trademarks” has the meaning set forth in the definition of Intellectual Property.

“Trading Day” means any day on which shares of Company Common Stock are actually traded on the Trading Market.

“Trading Market” means the NYSE or such other stock market on which shares of Company Common Stock (being the principal stock market on which such shares shall then be trading) are trading at the time of the determination.

“Transaction Documents” means this Agreement, the Registration Rights Agreement, the Company Support Agreement, the Sponsor Support Agreement, the Subscription Agreements, the Exchange Agent Agreement, each Letter of Transmittal, the Amended and Restated Company Charter, the Amended and Restated Company Bylaws and all the other agreements, documents, instruments and certificates entered into in connection herewith or therewith and any and all exhibits and schedules thereto.

“Transactions” means the transactions contemplated by this Agreement, including the Merger.

“Transfer Taxes” has the meaning specified in Section 10.04(a).

“Treasury Regulations” means the regulations promulgated under the Code.

“Triggering Event I” means the first date on which the VWAP over any twenty (20) Trading Days within the preceding thirty (30) consecutive Trading Day period during the Earn Out Period is greater than or equal to $12.50.

“Triggering Event II” means the first date on which the VWAP over any twenty (20) Trading Days within the preceding thirty (30) consecutive Trading Day period during the Earn Out Period is greater than or equal to $15.00.

“Trust Account” has the meaning specified in Section 7.06(a).

“Trust Agreement” has the meaning specified in Section 7.06(a).

“Trustee” has the meaning specified in Section 7.06(a).

“VWAP” means, with respect to a Trading Day, the volume weighted average price for such Trading Day of one share of Company Common Stock on the Trading Market as reported by Bloomberg Financial L.P. using the AQR function or, if not available, by another authoritative source mutually agreed by the Company and Quantum.

“WARN Act” has the meaning specified in Section 6.14(c).

“Warrant Agreement” means that certain Warrant Agreement, dated February 4, 2021, by and between Quantum and Continental Stock Transfer & Trust Company, as warrant agent.

“W&S” has the meaning specified in Section 13.17.

“W&S Privileged Communications” has the meaning specified in Section 13.17.

“Working Capital Loans” means any loan made to Quantum by any of the Sponsor, an Affiliate of the Sponsor, or any of Quantum’s officers or directors, and evidenced by a promissory note, for the purpose of financing costs incurred in connection with a Business Combination.

Section 1.02  Construction.

(a)  Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, (iv) the terms “Article”, “Section”, “Disclosure Letter”, “Exhibit” and “Annex” refer to the specified Article, Section, Disclosure Letter, Exhibit or Annex of or to this Agreement unless otherwise specified, (v) the word “including” shall mean “including without limitation,” (vi) the word “or” shall be disjunctive but not exclusive, (vii) the phrase “to the extent” means the degree to which a thing extends (rather than if), and (viii) references to “$” or dollar shall be references to United States dollars.

(b)  When used herein, “ordinary course of business” means an action taken, or omitted to be taken, in the ordinary and usual course of the Company’s and its Subsidiaries’ business, consistent with past practice (including, for the avoidance of doubt, recent past practice in light of COVID-19).

(c)  Unless the context of this Agreement otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto.

(d)  Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(e)  The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent and no rule of strict construction shall be applied against any Party.

(f)  Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(g)  All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(h)  The phrases “provided to,” “furnished to,” “made available” and phrases of similar import when used herein, unless the context otherwise requires, means that a copy of the information or material referred to has been provided no later than 9:00 a.m. on the day that is immediately prior to the date of this Agreement to the Party to which such information or material is to be provided or furnished (i) in the virtual “data room” (the “Data Room”) maintained on Intralinks under the title “Project Triton” set up by the Company in connection with this Agreement or (ii) by delivery to such Party or its legal counsel via electronic mail or hard copy form.

(i)  The words “execution,” “signed,” “signature,” “delivery,” and words of like import in or relating to this Agreement or any document to be signed in connection with this Agreement shall be deemed to include electronic signatures, deliveries or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paper-based recordkeeping system, as the case may be, and the parties hereto consent to conduct the transactions contemplated hereunder by electronic means.

Section 1.03  Knowledge. As used herein, the phrase “to the knowledge” shall mean the actual knowledge of, in the case of the Company, the individuals identified in Section 1.03 of the Company Disclosure Letter, none of whom shall have any personal liability or obligations regarding such knowledge, and, in the case of Quantum, the individuals identified in Section 1.01(e) of the Quantum Disclosure Letter, none of whom shall have any personal liability or obligations regarding such knowledge.

Section 1.04  Equitable Adjustments. Other than as contemplated by this Agreement, if between the date of this Agreement and the Closing the outstanding shares of Company Stock or shares of Quantum Capital Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, reorganization, recapitalization, split, combination or exchange of shares, or any similar event shall have occurred, or if there shall have been any breach by Quantum with respect to its shares of Quantum Capital Stock or rights to acquire Quantum Capital Stock, then any number, value (including dollar value) or amount contained herein which is based upon the number of shares of Company Stock or shares of Quantum Capital Stock, as applicable, will be appropriately adjusted to provide to the holders of Company Stock or the holders of Quantum Capital Stock, as applicable, the same economic effect as contemplated by this Agreement prior to such event; provided, however, that this Section 1.04 shall not be construed to permit Quantum, the Company or Merger Sub to take any action with respect to their respective securities that is prohibited by the terms and conditions of this Agreement or any other Transaction Document.

Article II
THE MERGER

Section 2.01  The Merger. At the Effective Time, on the terms and subject to the conditions set forth herein and in accordance with the applicable provisions of the DGCL, Quantum and Merger Sub shall consummate the Merger, pursuant to which Merger Sub shall be merged with and into Quantum, following which the separate corporate existence of Merger Sub shall cease and Quantum shall continue as the Surviving Corporation after the Merger and as a direct, wholly owned subsidiary of the Company.

Section 2.02  Effective Time. On the terms and subject to the conditions set forth herein, on the Closing Date, Quantum and Merger Sub shall cause the Merger to be consummated by filing the certificate of merger in substantially the form of Exhibit E attached hereto (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL (the time of such filing, or such later time as may be agreed in writing by Quantum and Merger Sub and specified in the Certificate of Merger, being the “Effective Time”).

Section 2.03  Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of Merger Sub and Quantum shall become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Surviving Corporation, which shall include the assumption by the Surviving Corporation of any and all agreements, covenants, duties and obligations of Merger Sub and Quantum set forth in this Agreement to be performed after the Effective Time.

Section 2.04  Governing Documents. Subject to Section 8.06, at the Effective Time, the Governing Documents of the Surviving Corporation shall be amended to read the same as the Governing Documents of Merger Sub as in effect immediately prior to the Effective Time.

Section 2.05  Directors/Managers and Officers of the Surviving Corporation. Immediately after the Effective Time, the board of directors and officers of the Surviving Corporation shall be as the Company may determine.

Article III
EFFECTS OF THE MERGER

Section 3.01  Effect of Merger on Capital Stock. On the terms and subject to the conditions set forth herein, at the Effective Time, by virtue of the Merger and without any further action on the part of any Party or the holders of any securities of Quantum, the following shall occur:

(a)  At the Effective Time, each PIPE Share and each Quantum Sponsor Share will be converted into, and the PIPE Stockholders and the Quantum Sponsor Stockholders shall be entitled to receive for each such share, one (1) share of Company Common Stock.

(b)  At the Effective Time, each share of Quantum Common Stock issued and outstanding immediately prior to the Effective Time (other than any Excluded Share, PIPE Share and Quantum Sponsor Share) will be converted into, and each holder thereof shall be entitled to receive for each such share, a number of shares of Company Common Stock equal to (1) the sum of (x) the Post-Redemption Quantum Public Share Number plus (y) 750,000 divided by (2) the Post-Redemption Quantum Public Share Number.

(c)  From and after the Effective Time, each of the Pre-Closing Holders shall cease to have any other rights in and to Quantum or the Surviving Corporation, and each Certificate relating to the ownership of shares of Quantum Common Stock (other than any Excluded Share) shall thereafter represent only the right to receive the applicable portion of the Closing Quantum Share Consideration in accordance with, and subject to the terms and conditions of this Agreement.

(d)  Each share of common stock of Merger Sub outstanding immediately prior to the Effective Time shall be converted into and become one (1) validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation, which shall constitute the only outstanding shares of capital stock of the Surviving Corporation. From and after the Effective Time, the shares of common stock of the Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

(e)  Each share of Quantum Common Stock held in Quantum’s treasury or owned by Quantum, Merger Sub or the Company immediately prior to the Effective Time shall be cancelled and no consideration shall be paid or payable with respect thereto.

(f)  Notwithstanding anything in this Agreement to the contrary, no fraction of a share of Company Common Stock will be issued by virtue of the Merger, and any such fractional share (after aggregating all fractional shares of Company Common Stock that otherwise would be received by a Pre-Closing Holder) shall be rounded down to the nearest whole share.

Section 3.02  Merger Consideration.

(a)  Deposit with Exchange Agent. Prior to the Closing, the Company shall appoint a commercial bank or trust company reasonably acceptable to Quantum (such consent not to be unreasonably withheld, conditioned or delayed) to act as paying and exchange agent hereunder (the “Exchange Agent”). Immediately prior to the Effective Time, the Company shall deposit with the Exchange Agent the number of shares of Company Common Stock equal to the Closing Quantum Share Consideration.

(b)  Exchange Procedures.

(i)  The Company will (x) promptly issue and allot, credited as fully paid, or cause to be issued and allotted, credited as fully paid, to the Pre-Closing Holders (other than holders of Excluded Shares), the number of shares of Company Common Stock issued pursuant to Section 3.01(a) or Section 3.01(b) at the Effective Time and (y) direct the Exchange Agent to take all necessary action to record and effect the same.

(ii)   Any Closing Quantum Share Consideration that is to be issued to Pre-Closing Holders under this Agreement will be issued directly to the registered Pre-Closing Holders. If any portion of the Merger Consideration is to be issued to a Person other than the Person in whose name the relevant Quantum Capital Stock was registered immediately prior to the Effective Time, it shall be a condition to such delivery that (i) the transfer of such Quantum Capital Stock shall have been permitted in accordance with the terms of (x) the Quantum Organizational Documents, as in effect immediately prior to the Effective Time, and (y) this Agreement and the Sponsor Support Agreement, (ii) if certificated, the certificate or certificates for shares of Quantum Capital Stock (collectively, the “Certificates”) shall be properly endorsed or shall otherwise be in proper form for transfer, (iii) the recipient of such portion of the Closing Quantum Share Consideration, or the Person in whose name such portion of the Closing Quantum Share Consideration is issued, shall have already executed and delivered counterparts to such other documents as are reasonably deemed necessary by the Surviving Corporation or Quantum, and (iv) the Person requesting such delivery shall pay to Quantum any transfer or other Taxes required as a result of such delivery to a Person other than the registered holder of such certificate of Quantum Capital Stock or establish to the satisfaction of the Surviving Corporation and Quantum that such Tax has been paid or is not payable.

(iii)   All shares of Company Common Stock issued and delivered upon the surrender of shares of Quantum Common Stock in accordance with the terms of this Article III shall be deemed to have been exchanged and paid in full satisfaction of all rights pertaining to the securities represented by such shares of Quantum Common Stock. To the extent that such Quantum Common Stock are represented by Certificates, the holders of such Quantum Common Stock will be provided a Letter of Transmittal to send their certificated shares of Quantum Common Stock to the Exchange Agent for the shares of Company Common Stock that are issuable in respect of the holder’s shares of Quantum Common Stock, and the Exchange Agent will, upon receipt of completed documentation required by the Letter of Transmittal from such holder, issue shares of the Company Common Stock that are issuable in respect of the holder’s shares of Quantum Common Stock. To the extent that the shares of Quantum Common Stock are held in book entry, the issuance of the shares of Company Common Stock will automatically be made by the Exchange Agent.

(c)  Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed: (i) upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and (ii) if required by the Company, the posting by such Person of a bond in customary amount and upon such terms as may reasonably be required by the Company as indemnity against any claim that may be made against it, the Surviving Corporation with respect to such Certificate, the Exchange Agent will issue the portion of the Closing Quantum Share Consideration attributable to such Certificate (after giving effect to any required Tax withholdings as provided in Section 3.05).

Section 3.03  Quantum Warrants. At the Effective Time, by virtue of the Merger and without any action on the part of any holder of Quantum Warrants, each Quantum Warrant that is outstanding immediately prior to the Effective Time shall, pursuant to and in accordance with Section 4.5 of the Warrant Agreement, automatically and irrevocably be modified to provide that such Quantum Warrant shall no longer entitle the holder thereof to purchase the amount of share(s) of Quantum Common Stock set forth therein and in substitution thereof such Quantum Warrant shall entitle the holder thereof to acquire such number of shares of Company Common Stock per Quantum Warrant, subject to adjustments as provided in Sections 4.1, 4.2, 4.3 and 4.4 of the Warrant Agreement, that such holder was entitled to acquire pursuant to the terms and conditions of the Warrant Agreement if the Quantum Warrant was exercised prior to the Transactions. The Parties shall cause the Warrant Agreement to be amended or supplemented to the extent necessary to give effect to this Section 3.03.

Section 3.04  Payoff Amount and Expenses.

(a)  At the Closing, the Surviving Corporation, on behalf of Quantum, shall pay, or cause to be paid the Payoff Amount, if any, to such account or accounts as Quantum has specified to the Company in writing at least two (2) Business Days prior to the Closing Date.

(b)  On the Closing Date, following the Closing, the Surviving Corporation shall pay, or cause to be paid, all the Outstanding Quantum Expenses.

Section 3.05  Withholding Rights. Notwithstanding anything in this Agreement to the contrary, all amounts or value deliverable in connection with this Agreement by Quantum, Merger Sub, the Company, the Surviving Corporation, the Exchange Agent and their respective Affiliates shall be paid free and clear and without any deduction or withholding for Taxes, except for any amount required to be deducted and withheld with respect to the making of such payment under applicable Law. Prior to making any deduction or withholding in respect of amounts payable to any Pre-Closing Holder in connection with this Agreement (other than any deduction or withholding (i) in respect of any payroll withholding in connection with any payments that are compensatory in nature for U.S. federal income tax purposes or (ii) attributable to the Company’s failure to deliver the certification and notice required under Section 9.08), the Company shall use commercially reasonable efforts to provide or cause to be provided at least seven (7) days prior notice of such deduction or withholding to the applicable Pre-Closing Holder, and all parties shall reasonably cooperate to reduce or eliminate any applicable withholding. To the extent that amounts are so withheld and paid over to the appropriate Governmental Authority consistent with the terms of this Section 3.05, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Any amounts so withheld shall be timely remitted to the applicable Governmental Authority.

Article IV

EARN OUTS

Section 4.01  Company Earn Out.

(a)  At the Closing, Monex shall deliver, or cause to be delivered, electronically through The Depository Trust Company (“DTC”), using DTC’s Deposit/Withdrawal At Custodian System, to an escrow agent (the “Escrow Agent”), to hold on behalf of Monex, 34,148,232 shares of Company Common Stock (the “Monex Earn Out Shares”) to be held in an escrow account (the “Escrow Account”) established pursuant to an escrow agreement to be entered into at or prior to the Closing by Quantum, the Sponsor, the Company, Merger Sub, Monex and the Escrow Agent (the “Escrow Agreement”), which shall be in a form reasonably satisfactory to Quantum, the Sponsor, the Company, Merger Sub and Monex. Following the Closing, the Monex Earn Out Shares shall be released and delivered as follows, upon the terms and subject to the conditions set forth in this Agreement and the Escrow Agreement:

(i)  Upon the occurrence of Triggering Event I, an aggregate of fifty percent (50%) of the Monex Earn Out Shares will be released from the Escrow Account and distributed to Monex or to Monex’s Permitted Transferees (as defined in the Company Support Agreement);

(ii)   Upon the occurrence of Triggering Event II, an aggregate of fifty percent (50%) of the Monex Earn Out Shares will be released from the Escrow Account and distributed to Monex or to Monex’s Permitted Transferees (as defined in the Company Support Agreement); and

(iii)   if the conditions set forth in Section 4.01(a)(i) or Section 4.01(a)(ii) have not been satisfied within the Earn Out Period, any Monex Earn Out Shares remaining in the Escrow Account shall be automatically released to the Company for cancellation and Monex shall not have any right to receive such Monex Earn Out Shares or any benefit therefrom.

(b)  If, during the Earn Out Period, there is a Change of Control Transaction with respect to the Company (or a successor thereof), (i) the Triggering Event I with respect to the Monex Earn Out Shares shall have been deemed to occur if the per share consideration paid in such Change of Control Transaction is equal to or in excess of $12.50 but less than $15.00 and (ii) the Triggering Event I and the Triggering Event II with respect to the Monex Earn Out Shares shall have been deemed to simultaneously occur if the per share consideration paid in such Change of Control Transaction is equal to or in excess of $15.00 (each such event described in clauses (i) and (ii), a “Monex Earn Out Acceleration Event”).

(c)  Promptly upon the occurrence of any Monex Triggering Event, or as soon as practicable after the Company becomes aware of the occurrence of such Monex Triggering Event or receives written notice of such Monex Triggering Event from Monex, the Company and Monex shall jointly prepare and deliver, or cause to be prepared and delivered, a written notice to the Escrow Agent (a “Release Notice”), which shall set forth in reasonable detail the Monex Triggering Event giving rise to the requested release and the specific release instructions with respect thereto (including the number of Monex Earn Out Shares to be released).

(d)  For the avoidance of doubt, Monex shall be entitled to receive the Monex Earn Out Shares upon the occurrence of each Monex Triggering Event; provided, that each Monex Triggering Event shall only occur once, if at all; provided, further, that Triggering Event I and Triggering Event II may be achieved at the same time or over the same overlapping trading days.

(e)  The Parties agree that the delivery of the Monex Earn Out Shares shall be treated as an adjustment to the Closing Monex Share Consideration for Tax purposes.

Section 4.02  Sponsor Earn Out.

(a)  At the Closing, the Sponsor shall deliver, or cause to be delivered, electronically through the DTC, using DTC’s Deposit/Withdrawal At Custodian System, to the Escrow Agent, 798,894 of the shares of Company Common Stock to be delivered to Sponsor in accordance with Section 3.01(a) (the “Sponsor Earn Out Shares”).

(b)  If, during the Earn Out Period, there is a Change of Control Transaction with respect to the Company (or a successor thereof), (i) the Triggering Event I with respect to the Sponsor Earn Out Shares shall have been deemed to occur if the per share consideration paid in such Change of Control Transaction is equal to or in excess of $12.50 but less than $15.00 and (ii) the Triggering Event I and the Triggering Event II with respect to the Sponsor Earn Out Shares shall have been deemed to simultaneously occur if the per share consideration paid in such Change of Control Transaction is equal to or in excess of $15.00 (each such event described in clauses (i) and (ii), an “Sponsor Earn Out Acceleration Event”).

(c)  Upon receipt of the Sponsor Earn Out Shares, the Escrow Agent will place the Sponsor Earn Out Shares in the Escrow Account. Following the Closing, the Sponsor Earn Out Shares shall be released and delivered as follows, upon the terms and subject to the conditions set forth in this Agreement and the Escrow Agreement:

(i)  upon the occurrence of Triggering Event I, fifty percent (50%) of the Sponsor Earn Out Shares will be released from the Escrow Account and distributed to the Sponsor;

(ii)   upon the occurrence of Triggering Event II, fifty percent (50%) of the Sponsor Earn Out Shares will be released from the Escrow Account and distributed to the Sponsor; and

(iii)   if the conditions set forth in Section 4.02(c)(i) or Section 4.02(c)(ii) have not been satisfied within the Earn Out Period, any Sponsor Earn Out Shares remaining in the Escrow Account shall be automatically released to the Company for cancellation and the Sponsor shall not have any right to receive such Sponsor Earn Out Shares or any benefit therefrom.

(d)  Promptly upon the occurrence of any Sponsor Triggering Event, or as soon as practicable after the Company becomes aware of the occurrence of such Sponsor Triggering Event or receives written notice of such Sponsor Triggering Event from Sponsor, the Company and Sponsor shall jointly prepare and deliver, or cause to be prepared and delivered, a Release Notice, which shall set forth in reasonable detail the Sponsor Triggering Event giving rise to the requested release and the specific release instructions with respect thereto (including the number of Sponsor Earn Out Shares to be released to Sponsor).

(e)  For the avoidance of doubt, the Sponsor shall be entitled to receive Sponsor Earn Out Shares upon the occurrence of each Sponsor Triggering Event; provided, however, that each Sponsor Triggering Event shall only occur once, if at all; provided, further, that Triggering Event I and Triggering Event II may be achieved at the same time or over the same overlapping trading days.

(f)  The Parties agree that the delivery of the Sponsor Earn Out Shares shall be treated as an adjustment to the Closing Quantum Share Consideration for Tax purposes.

Section 4.03  Equitable Adjustments. The Monex Earn Out Shares, the Sponsor Earn Out Shares, and the per share price of $12.50 and $15.00 referenced in each of the Monex Triggering Event and the Sponsor Triggering Event shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to Company Common Stock occurring on or after the Closing.

Article V
CLOSING TRANSACTIONS

Section 5.01  Closing. On the terms and subject to the conditions set forth in this Agreement, the closing of the Transactions (the “Closing”) shall take place (a) electronically by the mutual exchange of electronic signatures (including portable document format (.PDF)) commencing as promptly as practicable (and in any event no later than 10:00 a.m. Eastern Time on the third (3rd) Business Day) following the satisfaction or (to the extent permitted by applicable Law) waiver of the conditions set forth in Article XI (other than those conditions that by their terms or nature are to be satisfied at the Closing; provided that such conditions are satisfied or (to the extent permitted by applicable Law) waived at the Closing) or (b) at such other place, time or date as Quantum and the Company may mutually agree in writing. The date on which the Closing shall occur is referred to herein as the “Closing Date”.

Section 5.02  Closing Statements.

(a)  Quantum Closing Statement. On the date that is four (4) Business Days prior to the Closing Date, Quantum shall prepare and deliver to the Company a written statement (the “Quantum Closing Statement”) setting forth its good faith estimate and calculation of: (a) the aggregate amount of cash in the Trust Account (prior to giving effect to the Quantum Stockholder Redemption) and the PIPE Investment proceeds received and to be received by Quantum prior to the Closing; (b) the aggregate amount of all payments required to be made in connection with the Quantum Stockholder Redemption; (c) all unpaid fees and disbursements of Quantum for outside counsel and fees and expenses of Quantum or for any other agents, advisors, consultants, experts and financial advisors employed by or on behalf of Quantum in connection with Quantum’s initial public offering (including any deferred underwriter fees) or the Transactions (together with written invoices and wire transfer instructions for the payment thereof) (collectively, the “Outstanding Quantum Expenses”) and (d) the Payoff Amount, if any. The Quantum Closing Statement and each component thereof shall be prepared and calculated in accordance with the definitions contained in this Agreement. Following the Company’s receipt of the Quantum Closing Statement and through the Closing Date, the Company shall have the right to review and comment on such calculations and estimates, Quantum shall consider and reflect in good faith any such comments made by the Company, and Quantum and the Company shall cooperate with each other through the Closing Date and use good faith efforts to resolve any differences regarding the calculation of the items set forth on the Quantum Closing Statement (and any updates or revisions as may be agreed to by Quantum and the Company shall be included in the Quantum Closing Statement, with such Quantum Closing Statement and all items and amounts set forth therein being final, conclusive, and binding upon, and non-appealable by, the parties hereto). Quantum shall, and shall cause its Representatives to, (i) reasonably cooperate with the Company and its Representatives to the extent related to the Company’s review of the Quantum Closing Statement and Updated Quantum Closing Statement and the calculations and estimates contained therein (including engaging in good faith discussions related thereto) and (ii) provide access to personnel, books, records and other information during normal business hours to the extent related to the preparation of the Quantum Closing Statement and Updated Quantum Closing Statement and reasonably requested by the Company or its Representatives in connection with such review; provided, that, the Company shall not, and shall cause its Representatives to not, unreasonably interfere with the business of Quantum and its Subsidiaries in connection with any such access.

(b)  Company Closing Statement. On the date that is four (4) Business Days prior to the Closing Date, the Company shall deliver to Quantum a written statement (the “Company Closing Statement”) setting forth its good faith estimate or calculation of the following fees and expenses incurred by or on behalf of the Company or Monex in connection with the Transactions, including preparation, negotiation and execution of this Agreement and the consummation of the Transactions (together with written invoices and wire transfer instructions for the payment thereof): (i) the fees and disbursements of outside counsel to the Company and Monex incurred in connection with the Transactions and (ii) the fees and expenses of any other agents, advisors, consultants, experts and financial advisors employed by the Company in connection with the Transactions (collectively, the “Outstanding Company Expenses”), including a detailed itemization of the components thereof. Following Quantum’s receipt of the Company Closing Statement and through the Closing Date, Quantum shall have the right to review and comment on such calculations and estimates, the Company shall consider and reflect in good faith any such comments made by Quantum, and the Company and Quantum shall cooperate with each other through the Closing Date and use good faith efforts to resolve any differences regarding the calculation of the items set forth on the Company Closing Statement (and any updates or revisions as may be agreed to by the Company and Quantum shall be included in the Company Closing Statement, with such Company Closing Statement and all items and amounts set forth therein being final, conclusive, and binding upon, and non-appealable by, the parties hereto). The Company shall, and shall cause its Representatives to, (i) reasonably cooperate with Quantum and its Representatives to the extent related to Quantum’s review of the Company Closing Statement and the calculations and estimates contained therein (including engaging in good faith discussions related thereto) and (ii) provide access to personnel, books, records and other information during normal business hours to the extent related to the preparation of the Company Closing Statement and reasonably requested by Quantum or its Representatives in connection with such review; provided that, Quantum shall not, and shall cause its Representatives to not, unreasonably interfere with the business of the Company and its Subsidiaries in connection with any such access.

Article VI
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as set forth in the disclosure letter delivered to Quantum by the Company on the date of this Agreement (the “Company Disclosure Letter”) (each section of which qualifies (a) the correspondingly numbered representation, warranty or covenant if specified therein and (b) such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent) and (ii) as contemplated by the Pre-Closing Restructuring Plan or otherwise in connection with the Pre-Closing Restructuring, the Company represents and warrants to Quantum as follows:

Section 6.01  Corporate Organization of the Company. The Company has been duly incorporated, is validly existing as a corporation and its status is active under the Laws of the State of Florida. The copies of the Governing Documents of the Company, as in effect on the date hereof, previously made available by the Company to Quantum are true, correct and complete and are in full force and effect as of the date of this Agreement. The Company has the requisite corporate power and authority to own, operate and lease all of its properties, rights and assets and to carry on its business as it is now being conducted and is duly licensed or qualified and in good standing as a foreign entity in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to have such corporate power and authority to own, operate and lease and to be so licensed or qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company is not in violation of any of the provisions of its Governing Documents, except where such violation would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 6.02  Subsidiaries. The Subsidiaries of the Company and their respective jurisdictions of incorporation or organization, in each case, as of the date of this Agreement are set forth in Section 6.02 of the Company Disclosure Letter. The Subsidiaries have been duly formed or organized, are validly existing under the laws of their jurisdiction of incorporation or organization and have the power and authority to own, operate and lease their properties, rights and assets and to conduct their business as it is now being conducted, except as would not be material to the Company and its Subsidiaries, taken as a whole. Copies of the Governing Documents of each Subsidiary previously made available by the Company to Quantum are true, correct and complete and are in full force and effect as of the date of this Agreement. Each Subsidiary is duly licensed or qualified and in good standing as a foreign or extra-provincial corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be in good standing or so licensed or qualified, except where the failure to be in good standing or so licensed or qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Merger Sub was formed solely for the purpose of engaging in the Transactions, has not conducted any business prior to the date hereof and will not conduct any business prior to the Closing except for matters incidental to engaging in the Transactions, and has no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and any Transaction Document to which it is or will be a party, as applicable, and the other transactions contemplated by this Agreement and such Transaction Documents, as applicable.

Section 6.03  Due Authorization. Subject to the Company Stockholder Approval by Monex and the Merger Sub Stockholder Approval by the Company, each of the Company and Merger Sub has the requisite corporate power and authority to execute and deliver this Agreement and each Transaction Document to which it is or will be a party and (subject to the approvals described in Section 6.05 of the Company Disclosure Letter) to perform all obligations to be performed by it hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and such Transaction Documents and the consummation of the transactions contemplated hereby and thereby have been duly authorized and approved by the respective boards of directors of the Company and Merger Sub and other than execution and delivery of the Company Stockholder Approval and the Merger Sub Stockholder Approval, no other corporate or equivalent proceeding on the part of the Company or Merger Sub is necessary to authorize this Agreement or such Transaction Documents or the Company’s or Merger Sub’s performance hereunder or thereunder. This Agreement has been, and each such Transaction Document (when executed and delivered by the Company and Merger Sub) will be, duly and validly executed and delivered by the Company and Merger Sub and, assuming due and valid authorization, execution and delivery by each other party hereto and thereto, this Agreement constitutes, and each such Transaction Document will constitute, a valid and binding obligation of the Company and Merger Sub, enforceable against the Company and Merger Sub in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting or relating to creditors’ rights generally and subject, as to enforceability, to general principles of equity, whether such enforceability is considered in a proceeding in equity or at Law (the “Enforceability Exceptions”).

Section 6.04  No Conflict. Subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 6.04 of the Company Disclosure Letter, the execution, delivery and performance of this Agreement and each Transaction Document to which each of the Company and Merger Sub is or will be a party by the Company and Merger Sub and the consummation of the transactions contemplated hereby and thereby do not and will not (a) conflict with or violate any provision of, or result in the breach of or default under, the Governing Documents of the Company or Merger Sub, (b) conflict with or violate any provision of, or result in the breach of or default by the Company or Merger Sub under any applicable Law or Governmental Order, (c) except as set forth in Section 6.04(c) of the Company Disclosure Letter, require any consent, waiver or other action by any Person under, violate, or result in a breach of, constitute a default under, result in the acceleration, cancellation, termination or modification of, or create in any party the right to accelerate, terminate, cancel or modify, the terms, conditions or provisions of any Material Contract or Lease, (d) result in the creation of any Lien (except for Permitted Liens) upon any of the properties, rights or assets of the Company or any of its Subsidiaries, or (e) constitute an event which, after notice or lapse of time or both, would result in any such violation, breach, termination, acceleration, modification, cancellation or creation of a Lien (except for Permitted Liens) or (f) result in a violation or revocation of any license, permit or approval from any Governmental Authority or other Person, except, in each case of clauses (b) through (f), for such violations, conflicts, breaches, defaults or failures to act that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 6.05  Governmental Authorities; Consents4.1. Assuming the truth and completeness of the representations and warranties of Quantum contained in this Agreement, no action by, notice to, consent, approval, waiver, permit or authorization of, or designation, declaration or filing with, any Governmental Authority is required on the part of the Company or Merger Sub with respect to the Company’s or Merger Sub’s execution, delivery and performance of this Agreement and the Transaction Documents to which it is or will be a party and the consummation of the transactions contemplated hereby and thereby, except for (i) applicable requirements of Securities Law, (ii) the filing of the Certificate of Merger in accordance with the DGCL, (iii) any actions, Permits or authorizations, designations, declarations or filings, the absence of which would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Company or Merger Sub to perform or comply with on a timely basis any material obligation of the Company or Merger Sub under this Agreement or to consummate the Transactions in accordance with the terms hereof and (iv) as otherwise disclosed in Section 6.05 of the Company Disclosure Letter.

Section 6.06  Current Capitalization.

(a)  As of the date hereof, the authorized capital stock of the Company consists of (1) 200,000,000 shares of Company Common Stock, of which 1,000 shares are outstanding, all of which are held by Monex as the sole shareholder of the Company, and (2) 25,000,000 shares of Company Preferred Stock, none of which are outstanding. The outstanding shares of Equity Securities of the Company (i) have been duly authorized and validly issued and are fully paid and nonassessable, (ii) are free and clear of all Liens (other than the restrictions under applicable Securities Laws, transfer restrictions existing under the terms of the Governing Documents of the Company, and Permitted Liens) and (iii) are not subject to any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such ownership interests) or preemptive or similar rights.

(b)  Other than as set forth in this Section 6.06 or in Section 6.06 of the Company Disclosure Letter or contemplated in this Agreement, there are (i) no subscriptions, puts, calls, obligations, options, warrants or other rights (including preemptive rights), commitments or arrangements to acquire from the Company, or other obligations or commitments of the Company to issue, sell or otherwise transfer, any Equity Securities in, or other securities convertible into or exchangeable or exercisable for Company Stock, (ii) no Contracts to which the Company is a party or by which the Company or any of its assets or properties are bound obligating the Company to issue or sell any Equity Securities of the Company, (iii) no restricted shares, stock appreciation rights, equity equivalents, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any ownership interests in the Company, (iv) as of the date hereof, (A) no obligations or commitments of the Company to repurchase, redeem or otherwise acquire any Equity Securities of the Company or make payments in respect of such shares, including based on the value thereof, or to make any investment (in the form of a loan, capital contribution or otherwise) in any other Person (other than any Subsidiary of the Company), and (B) no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which the Company’s stockholders may vote, (iv) no equityholder agreements, voting agreements, voting trusts, proxies, registration rights agreements or other similar agreements relating to the Company’s equity interests to which the Company is a party and (v) as of the date hereof, no shares of common stock, preferred stock, incentive equity, phantom equity or other Equity Securities of the Company issued and outstanding.

Section 6.07  Capitalization of Subsidiaries.

(a)  The outstanding shares of Equity Securities of each of the Company’s Subsidiaries have been duly authorized and validly issued and are fully paid and nonassessable. Except as set forth in Section 6.07(a) of the Company Disclosure Letter, all of the outstanding ownership interests in each Subsidiary of the Company are owned by the Company, directly or indirectly, free and clear of any Liens (other than the restrictions under applicable Securities Laws, transfer restrictions existing under the terms of the Governing Documents of such Subsidiary, and Permitted Liens) and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such ownership interests) and have not been issued in violation of preemptive or similar rights.

(b)  Except as set forth in Section 6.07(b) of the Company Disclosure Letter or contemplated in this Agreement, there are (i) no outstanding Equity Securities of the Company or any of its Subsidiaries convertible into or exchangeable for Equity Securities in any Subsidiary of the Company, (ii) no subscriptions, puts, calls, obligations, options, warrants or other rights (including preemptive rights), commitments or arrangements to acquire from the Company or any of its Subsidiaries, or other obligations or commitments of the Company or any of its Subsidiaries to issue, sell or otherwise transfer, any Equity Securities in, any Subsidiary of the Company, (ii) no Contracts to which a Subsidiary of the Company is a party or by which the Subsidiary of the Company or any of its assets or properties are bound obligating the Subsidiary of the Company to issue or sell any Equity Securities of, the Subsidiary of the Company, or (iii) no restricted shares, stock appreciation rights, equity equivalents, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any ownership interests in, any Subsidiary of the Company (the items in clauses (i) through (iii), in addition to all ownership interests of the Company’s Subsidiaries, being referred to collectively as the “Company Subsidiary Securities”).

(c)  Except as set forth in Section 6.07(c) of the Company Disclosure Letter or contemplated in this Agreement, there are no (i) voting agreements, voting trusts, proxies, registration rights agreements, equityholders agreements or other similar agreements or understandings to which any Subsidiary of the Company is a party or by which any Subsidiary of the Company is bound with respect to the voting or transfer of any shares of capital stock of such Subsidiary, (ii) obligations or commitments of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities or make payments in respect of such shares, including based on the value thereof, or to make any investment (in the form of a loan, capital contribution or otherwise) in any other Person, (iii) outstanding bonds, debentures, notes or other indebtedness of any Subsidiary of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which the stockholders of any Subsidiary of the Company may vote, or (iv) as of the date hereof, shares of common stock, preferred stock, incentive equity, phantom equity or other Equity Securities of any Subsidiary of the Company issued and outstanding.

(d)  Except for the Company Subsidiary Securities, neither the Company nor any of its Subsidiaries owns or has the right to acquire, directly or indirectly, any Equity Securities in any Person.

Section 6.08  Financial Statements.

(a)  The Company has delivered to Quantum true and complete copies of (i) the audited consolidated statements of financial condition of the Company and its Subsidiaries as of March 31, 2021 and March 31, 2020, and the related audited consolidated statements of income, cash flows and shareholder’s equity for the fiscal years ended March 31, 2021 and March 31, 2020, together with the auditor’s reports thereon (the “Audited Financial Statements”) prepared in accordance with GAAP and audited in accordance with PCAOB standards and containing an unqualified report of the Company’s auditor, and (ii) the unaudited consolidated statements of financial condition of the Company and its Subsidiaries as of June 30, 2021 (the “Most Recent Balance Sheet”) and March 31, 2021, and related unaudited consolidated statements of income, cash flows and shareholder’s equity for the three-month periods ended June 30, 2021 and June 30, 2020, respectively, reviewed by the Company’s independent public accountants (the “Interim Financial Statements” and, together with the Audited Financial Statements, the “Financial Statements”).

(b)  The Financial Statements (i) have been prepared from, and reflect in all material respects, the books and records of the Company and its Subsidiaries in accordance with GAAP, (ii) present fairly, in all material respects, the consolidated financial position, results of operations, cash flows and changes in shareholders’ equity of the Company and its Subsidiaries as of the dates and for the periods indicated in such Financial Statements in conformity with GAAP consistently applied in all material respects throughout the periods covered thereby (except, in the case of the Interim Financial Statements, for the absence of footnotes and other presentation items and normal year-end adjustments) and (iii) when included in the Registration Statement for filing with the SEC following the date of this Agreement in accordance with Section 10.02, will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC and the Securities Act applicable to the Company, as registrant, and in effect as of the respective dates thereof.

(c)  The Additional Interim Financial Statements, when delivered (i) will be prepared from, and reflect in all material respects, the books and records of the Company and its Subsidiaries in accordance with GAAP, (ii) present fairly, in all material respects, the consolidated financial position, results of operations, cash flows and changes in shareholders’ equity of the Company and its Subsidiaries as of the dates and for the periods indicated in such Additional Interim Financial Statements in conformity with GAAP consistently applied in all material respects throughout the periods covered thereby (except for the absence of footnotes and other presentation items and normal year-end adjustments) and (iii) when included in the Registration Statement for filing with the SEC following the date of this Agreement in accordance with Section 10.02, will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC and the Securities Act applicable to the Company, as registrant, and in effect as of the respective dates thereof.

(d)  The Company and its Subsidiaries, on a consolidated basis, maintain a system of internal controls over financial reporting (as defined in Rule 13a-15 under the Exchange Act) sufficient to (i) provide reasonable assurance regarding the reliability of the Company’s and its Subsidiaries’ financial reporting and (ii) permit the preparation of financial statements in accordance with GAAP. The Company has established and maintained disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act) designed to ensure that material information relating to the Company and its Subsidiaries is made known to the Company’s principal executive officer and principal financial officer by others within the Company as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”).

(e)  KPMG LLP is a public accounting firm registered with the PCAOB and is independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the SEC and the PCAOB.

(f)  The Company qualifies as an “emerging growth company” within the meaning of the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”).

(g)  There are no outstanding loans or other extensions of credit made by the Company to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company that would be prohibited by Section 402 of the Sarbanes-Oxley Act following the Closing.

Section 6.09  Undisclosed Liabilities. As of the date of this Agreement, neither the Company nor any of its Subsidiaries has any liability, debt or obligation, whether accrued, contingent, absolute, determined, determinable or otherwise, required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP, except for liabilities, debts or obligations (a) reflected or reserved for on the Financial Statements or disclosed in the notes thereto, (b) that have arisen since the date of the Most Recent Balance Sheet in the ordinary course of business of the Company and its Subsidiaries, (c) arising under this Agreement or the performance by the Company or Merger Sub of their obligations hereunder, (d) disclosed in Section 6.09 of the Company Disclosure Letter or (e) that will be discharged or paid off prior to or at the Closing or that would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

Section 6.10  Litigation and Proceedings. Except as set forth in Section 6.10 of the Company Disclosure Letter, as of the date of this Agreement, there are no pending or, to the knowledge of the Company, threatened in writing Actions against the Company or any of its Subsidiaries or any of their respective properties, rights or assets which, if determined adversely, would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Except as set forth in Section 6.10 of the Company Disclosure Letter, as of the date of this Agreement, there is no, and since April 1, 2018, there has been no, Governmental Order imposed upon or, to the knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries or any of their respective properties, rights or assets that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the ability of the Company to enter into and perform its obligations under this Agreement. As of the date hereof, there is no unsatisfied judgment or any open injunction binding upon the Company or any of its Subsidiaries which, if determined adversely, would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. As of the date hereof, none of the Company nor any of its Subsidiaries is party to a settlement or similar agreement regarding any of the matters set forth in the three preceding sentences that contains any ongoing obligations, restrictions or liabilities (of any nature) that would reasonably be expected to be, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 6.11  Compliance with Laws. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and except (i) with respect to compliance with Environmental Laws (as to which certain representations and warranties are made pursuant to Section 6.21) and compliance with Tax Laws (which are the subject of Section 6.15) and (ii) as set forth in Section 6.11 of the Company Disclosure Letter, the Company and its Subsidiaries are, and since April 1, 2018 have been, in compliance with all applicable Laws and Governmental Orders. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and except as set forth in Section 6.11 of the Company Disclosure Letter, since April 1, 2018 through the date hereof, (a) neither the Company nor any of its Subsidiaries has received any written notice of any violations of applicable Laws, Governmental Orders or Permits and (b) no charge, claim, assertion or Action of any violation of any Law, Governmental Order or material Permit by the Company or any of its Subsidiaries is currently threatened in writing against the Company or any of its Subsidiaries. Except as set forth in Section 6.11 of the Company Disclosure Letter, as of the date hereof (A) no investigation, examination, audit or review by any Governmental Authority with respect to the Company or any of its Subsidiaries, including Dual Registrant and Dual Registrant’s Associated Persons, is pending or, to the knowledge of the Company, threatened in writing, other than those the outcome of which would not reasonably be expected to have individually or in the aggregate, a Material Adverse Effect, (B) no such investigations, examinations, audits or reviews have been conducted into the Company or any of its Subsidiaries, including Dual Registrant and Dual Registrant’s Associated Persons, by any Governmental Authority since April 1, 2018, other than those the outcome of which did not, individually or in the aggregate, result in material liability to the Company and its Subsidiaries, taken as a whole, and (C) Dual Registrant has not received any notice or communication of any unresolved violation or exception, whether as to Dual Registrant or any of Dual Registrant’s Associated Persons from any Governmental Authority. Neither the Company nor its Subsidiaries is registered or required to be registered or licensed or required to be licensed (a) with the SEC, the securities commission of any state or any other Governmental Authority as an investment adviser or investment manager, (b) with the CFTC or under Laws applicable to it in non-U.S. jurisdictions as a commodity pool operator, commodity trading advisor, introducing broker, retail foreign exchange dealer, swap dealer or major swap participant, or (c) as a bank, trust company, transfer agent, municipal advisor, insurance company, forex firm or insurance broker, except where the failure to be so registered or licensed would not reasonably be expected to have a Material Adverse Effect.

Section 6.12  Contracts; No Defaults.

(a)  Except for the Leases, Section 6.12(a) of the Company Disclosure Letter sets forth a complete and accurate list of all of the following Contracts to which, as of the date of this Agreement, the Company or any of its Subsidiaries is a party or is otherwise bound:

(i)  each Contract that (A) requires aggregate future payments to the Company and its Subsidiaries in excess of $1,000,000 in any fiscal year and may not be terminated without cause by the counterparty on fewer than one hundred and twenty (120) days’ notice or (B) grants to any Person (other than the Company or its Subsidiaries) (1) any “most favored nation” provisions or other price guarantees for a period greater than one (1) year or (2) material non-competition, non-solicitation or no-hire provisions imposed on the Company or its Subsidiaries, other than no-hire provisions customarily included in service vendor contracts;

(ii)   any collective bargaining or similar agreement with any trade or labor union, works council or other labor organization;

(iii)   (x) Contracts entered into during the one (1) year period prior to the date hereof with respect to mergers, acquisitions or sales of any Person or material business unit thereof by the Company or any of its Subsidiaries other than such Contracts between the Company and its Subsidiaries (each an “M&A Contract”), or (y) M&A Contracts in which the Company or any of its Subsidiaries have any ongoing material obligations or liabilities, including deferred purchase price payments, earn-out payments or indemnification obligations;

(iv)  Contracts establishing (x) partnerships or (y) joint ventures, in each case, that are material to the Company and its Subsidiaries, taken as a whole (excluding, in the case of clause (x) any Subsidiaries of the Company);

(v)  Contracts prohibiting or restricting in any material respect the ability the Company or its Subsidiaries to engage in any business, to solicit any potential customer, to operate in any geographical area or to compete with any Person, in each case, in any material respect, other than customary restrictions with respect to the sale or delivery of products in certain geographical areas and non-solicitation and no-hire provisions, in each case, entered into in the ordinary course of business;

(vi)  each Contract with Governmental Authorities requiring aggregate future payments to the Company and its Subsidiaries in excess of $250,000 in any fiscal year;

(vii)  Contracts for indebtedness for borrowed money or any guarantee thereof, including any mortgage, indenture, note, installment obligation or other instrument or agreement related thereto, except any such Contract (A) with an aggregate outstanding principal amount not exceeding $1,000,000 or (B) between or among the Company and its Subsidiaries;

(viii)    Contracts that relate to the settlement or final disposition of any material Action within the last year pursuant to which the Company or any of its Subsidiaries has ongoing obligations or liabilities, in each case, in excess of $250,000;

(ix)  each material Contract to which the Company or any of its Subsidiaries is a party relating to the development, ownership, use, registration, or enforcement of, or exercise of any rights under, Intellectual Property (excluding (A) non-exclusive licenses granted to customers in the ordinary course of business, (B) licenses to Open Source Components, (C) nondisclosure agreements, (D) invention assignment agreements with current and former employees, Individual Consultants, and Individual Independent Contractors of the Company and its Subsidiaries, (E) inbound non-exclusive licenses in respect of commercially available off-the-shelf Software having a replacement cost of less than $1,000,000 and (F) non-exclusive licenses that are merely incidental to the transaction contemplated in such license, including: (i) a sales or marketing Contract that includes an incidental non-exclusive license to use the trademarks of the Company for the purposes of advertising and selling the Company services during the term of and in accordance with such Contract; and (ii) a Contract to purchase or lease equipment, such as a photocopier, computer, or mobile phone that also contains a non-exclusive license of Intellectual Property); and

(x)  Contracts with any officer, director, manager, stockholder, member of an Affiliate of the Company, any of its Subsidiaries or any of their respective relatives or Affiliates (other than the Company or any of the Company’s Subsidiaries) (excluding Governing Documents) (“Affiliate Agreements”).

(b)  All of the foregoing set forth in Section 6.12(a) of the Company Disclosure Letter, including all amendments and modifications thereto, are sometimes collectively referred to as “Material Contracts”. The Company has furnished or otherwise made available to Quantum true, complete and correct copies of all Material Contracts. Each Material Contract sets forth the entire agreement and understanding between the Company or its Subsidiaries and the other parties thereto. Each Material Contract is valid, binding and in full force and effect (subject to the Enforceability Exceptions and assuming such Material Contract is a valid and legally binding obligation of the counterparty thereto). None of the Company, its Subsidiaries nor, to the knowledge of the Company, any other party thereto is in default or violation of any Material Contract in any material respect. There is no event or condition that exists that constitutes or, with or without notice or the passage of time or both, would constitute any such default or violation by the Company, its Subsidiaries or, to the knowledge of the Company, any other party thereto, or give rise to any acceleration of any obligation or loss of rights or any right of termination of a Material Contract. Since April 1, 2020, neither the Company nor any of its Subsidiaries has received any notice or request, in each case, in writing, on behalf of any other party to a Material Contract to terminate, cancel or not renew such Material Contract, or to renegotiate any material term thereof that would reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries taken as a whole, or alleging or disputing any breach or default under such Material Contract.

Section 6.13  Company Benefit Plans.

(a)  Section 6.13(a) of the Company Disclosure Letter sets forth a true and complete list of each material Company Benefit Plan. For purposes of this Agreement, “Company Benefit Plan” means each material “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and any stock purchase, stock option, equity or phantom equity compensation, severance, medical, dental, vision, disability, life insurance, health and welfare plan, retirement, employment, individual consulting, retention, change-in-control, fringe benefit, bonus, incentive, deferred compensation, employee loan and all other employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA, in each case, which are contributed to (or required to be contributed to), sponsored by or maintained by the Company or any of its Subsidiaries for the benefit of any current or former employee, officer, director or Individual Independent Contractor or Individual Consultant of the Company or its Subsidiaries (the “Company Employees”), other than any statutory plan, program or arrangement that is required under applicable Laws and maintained by any Governmental Authority.

(b)  With respect to each Company Benefit Plan, the Company has delivered or made available to Quantum copies of (i) each Company Benefit Plan and any current trust agreement or other funding instrument relating to such plan, (ii) the most recent summary plan description and subsequent summaries of material modification not incorporated therein, if any, required under ERISA with respect to such Company Benefit Plan, (iii) the most recent annual report on Form 5500 with respect to each Company Benefit Plan (if applicable) and all related schedules attached thereto, (iv) the most recent actuarial valuation (if applicable) relating to such Company Benefit Plan, (v) the most recent determination or opinion letter, if any, issued by the Internal Revenue Service with respect to any Company Benefit Plan; (vi) the most recent nondiscrimination testing results; (vii) the three (3) most recent years of Forms 1094-C and a list of the three (3) most recent years of Forms 1095-C, if applicable; and (viii) all material communications received from or sent to the Internal Revenue Service or the Department of Labor.

(c)  Except as would not reasonably be expected to be material to the Company and its Subsidiaries taken as a whole, each Company Benefit Plan has been maintained, funded, established, operated and administered in compliance respects with its terms and all applicable Laws, including ERISA and the Code. There is no material Action pending or, to the knowledge of the Company, threatened against any Company Benefit Plan relating to any such plan or the assets, fiduciaries or administrators thereof (other than routine claims in the ordinary course of business for benefits under such plans). No material audits, inquiries, reviews, proceedings, claims, or demands are pending with the United States Internal Revenue Service (“IRS”), United States Department of Labor, Pension Benefit Guaranty Corporation or any other Governmental Authority. All premiums, contributions, or other payments required to have been made by applicable Law or under the terms of any such Company Benefit Plan or any Contract or agreement relating thereto have been made on a timely basis (and there are no outstanding liabilities for Taxes, penalties or fees with respect to any such Company Benefit Plan. The Company has, at all relevant times, made an offer of minimum essential coverage to their respective full-time employees such that the Company is not responsible for any assessable payment under Section 4980H(a) or (b) of the Code.

(d)  Each Company Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code is so qualified and (i) has received a favorable determination or opinion letter as to its qualification or (ii) has been established under a standardized master and prototype or volume submitter plan for which a current favorable Internal Revenue Service advisory letter or opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer, and each related trust that is intended to be exempt from federal income Tax pursuant to Section 501(a) of the Code has received a determination or opinion letter from the IRS that it is so exempt and there are no existing circumstance or events, and, nothing has occurred that would reasonably be expected to adversely affect such qualification or exemption, as the case may be.

(e)  Neither the Company nor any of its Subsidiaries has incurred any current or projected, including contingent, liability in respect of post-employment or post-retirement health, medical, life insurance or other welfare benefits for current, former or retired employees of Company or any of its Subsidiaries, except as required under Section 4980B of the Code (or comparable state or foreign Law).

(f)  Neither the Company nor any of its Subsidiaries maintains, sponsors contributes to, has ever been maintained, sponsored or been required to contribute to with respect to (i) any “multiemployer plan” (as such term is defined in Sections 3(37) or 4001(a)(3) of ERISA or under Sections 413(c) or 414(f) of the Code); (ii) any plan or arrangement that is or was subject to Section 412 of the Code or Section 302 or Title IV of ERISA; (iii) any “multiple employer plan” within the meaning of Section 210 of ERISA or Section 413(c) of the Code; or (iv) any “multiple employer welfare arrangement” as such term is defined in Section 3(40) of ERISA.

(g)  Except as set forth in Section 6.13(g) of the Company Disclosure Letter, neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in connection with any other event) will (i) result in the payment to any current or former employee, director, officer or Individual Independent Contractor of any money or other property or otherwise cause any Company Benefit Plan to increase benefits otherwise due thereunder; (ii) accelerate or modify the time of payment or the vesting of or provide any additional rights or benefits (including funding of compensation or benefits through a trust or otherwise) to any Person; (iii) limit or restrict the ability to merge, amend or terminate any Company Benefit Plan; (iv) trigger, or entitle, any current or former employee, officer, director, Individual Independent Contractor, or Individual Consultant of the Company to any payments or benefits under any Company Benefit Plan (including severance, supplemental unemployment compensation, change in control payments or otherwise); or (v) by virtue of Section 280G(b)(5) of the Code, result in any payment or benefit to any Person that would constitute an “excess parachute payments” within the meaning of Section 280G of the Code.

Section 6.14  Labor Matters.

(a)  As of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or similar agreements with a labor organization. None of the Company Employees are represented by any labor organization or works council with respect to their employment with the Company or any of its Subsidiaries. To the knowledge of the Company, as of the date of this Agreement, (i) there are no activities or proceedings of any labor organization to organize any of the Company Employees and (ii) there is no, and since April 1, 2018 has been no, material labor dispute or strike, slowdown, concerted refusal to work overtime, or work stoppage against the Company or any of its Subsidiaries, in each case, pending or threatened.

(b)  Except as would not reasonably be expected to be material to the Company and its Subsidiaries taken as a whole, (i) each of the Company and its Subsidiaries are in compliance with all applicable Laws regarding employment and employment practices, including, without limitation, all laws respecting terms and conditions of employment, health and safety, employee classification, non-discrimination, wages and hours, immigration, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, “whistle blower” rights, sexual harassment policies, employee leave issues, the proper classification of employees and Individual Independent Contractors, the proper payment of overtime and minimum wage, classification of employees as exempt and non-exempt, and unemployment insurance and (ii) the Company and its Subsidiaries have not since April 1, 2018 committed any unfair labor practice as defined by the National Labor Relations Board or received written notice of any unfair labor practice complaint against it pending before the National Labor Relations Board. The Company has not implemented any “mass layoff,” “mass termination” or “plant closing” of employees (as defined in the Worker Adjustment Retraining and Notification Act of 1988, as amended or any similar state or local Law (the “WARN Act”)).

(c)  Except as set forth in Section 6.14(c) of the Company Disclosure Letter, as of the date hereof, the Company and its Subsidiaries are not delinquent in payments (i) to any of their employees for any wages, salaries, commissions, bonuses, vacation time, sick leave, incentive payments or other direct compensation for any services performed by them to date or amounts required to be reimbursed to such employees; or (ii) in the payment of fees for services to any Individual Independent Contractor or Individual Consultant.

Section 6.15  Taxes.

(a)  All income and other material Tax Returns required by Law to be filed by the Company or its Subsidiaries have been duly filed with the appropriate Governmental Authority, and all such Tax Returns are true, correct and complete in all material respects.

(b)  All material amounts of Taxes due and owing by the Company and its Subsidiaries (whether or not reflected on any Tax Returns) have been duly paid to the appropriate Governmental Authority, and since the date of the Most Recent Balance Sheet, neither the Company nor any of its Subsidiaries has incurred or accrued any material Tax liability or material amounts of taxable income or gain outside the ordinary course of business other than any liabilities incurred in connection with the Transactions.

(c)  Each of the Company and its Subsidiaries has (i) withheld and deducted all amounts of Taxes required to have been withheld or deducted by it in connection with amounts paid or owed to any employee (including employees working remotely and providing services from states outside of jurisdictions where the Company maintains an office), Individual Independent Contractor, creditor, shareholder or any other third party, (ii) timely remitted, or will remit on a timely basis, such amounts to the appropriate Governmental Authority; and (iii) complied in all respects with applicable Law with respect to Tax withholding, including all reporting and record keeping requirements.

(d)  Neither the Company nor any of its Subsidiaries is engaged in any audit, administrative proceeding or judicial proceeding with respect to material Taxes. Neither the Company nor any of its Subsidiaries has received any written notice from a Governmental Authority of a dispute or claim with respect to material Taxes, other than disputes or claims that have since been resolved, and no such claims have been threatened in writing. There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, material Taxes of the Company or any of its Subsidiaries and no written request for any such waiver or extension is currently pending. All deficiencies for material amounts of Taxes asserted or assessed in writing against the Company or any of its Subsidiaries have been fully and timely (taking into account applicable extensions) paid, settled or withdrawn. No written claim has been made by any Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file a Tax Return that such entity is or may be subject to material amounts of Taxes or required to file a Tax Return in respect of material amounts of Taxes in that jurisdiction.

(e)  Within the past two years, neither the Company nor any of its Subsidiaries (or any predecessor thereof) has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code).

(f)  Neither the Company nor any of its Subsidiaries (i) has been a party to any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2), (ii) has executed or entered into any “closing agreement” or other binding written agreement with respect to material Taxes with a Governmental Authority that created obligations that will bind the Company or its Subsidiaries after the Closing or (iii) has, or has ever had, a permanent establishment or branch in a jurisdiction outside the country of its organization. Except as set forth in Section 6.15(f) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is organized in a non-U.S. jurisdiction.

(g)  There are no Liens with respect to material Taxes on any of the assets of the Company or its Subsidiaries, other than Permitted Liens.

(h)  Neither the Company nor any of its Subsidiaries has any material liability for the Taxes of any Person (other than the Company or its Subsidiaries) (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), (ii) as a transferee or successor or (iii) by Contract or otherwise (except, in each case, for liabilities pursuant to commercial contracts not primarily relating to Taxes). Neither the Company nor any of its Subsidiaries has been a member of an affiliated, combined, consolidated, unitary or other group filing a consolidated, joint, unitary or combined Tax Return, other than such a group that includes only the Company and/or its Subsidiaries.

(i)  Neither the Company nor any of its Subsidiaries is a party to, is bound by, or has any obligation to any Governmental Authority or other Person (other than the Company or its Subsidiaries) under any Tax allocation, Tax sharing, Tax indemnification or similar agreements (except, in each case, for any such agreements that are commercial contracts not primarily relating to Taxes).

(j)  The Company does not have any obligation to gross-up or indemnify any individual with respect to any tax imposed under Section 4999 of the Code.

(k)  Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in, or use of an improper, method of accounting for a taxable period (or portion thereof) ending on or prior to the Closing Date and made prior to the Closing; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Law) entered into prior to the Closing; (iii) installment sale or open transaction disposition made prior to the Closing; (iv) prepaid amount or deferred revenue received prior to the Closing outside the ordinary course of business; (v) intercompany transaction or excess loss account described in the Treasury Regulations under Section 1502 (or any corresponding or similar provision of state or local applicable Laws); or (vi) election under Section 965(h) of the Code.

(l)  The Company is not, and has not been at any time during the five (5) year period ending on the Closing Date, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(m)  Section 6.15(m) of the Company Disclosure Letter sets forth the classification of the Company and each of its Subsidiaries for U.S. federal income Tax purposes.

(n)  Neither the Company nor any of its Subsidiaries has taken, permitted to be taken, intends to take or has agreed to take or permit to be taken, nor is aware of any fact or circumstance, that would reasonably be expected to impair, impede or prevent the Merger from qualifying for the Intended Income Tax Treatment.

Section 6.16  Insurance. Section 6.16 of the Company Disclosure Letter sets forth a list of all material policies of property, fire and casualty, product liability, workers’ compensation, directors and officers, errors and omissions, and other forms of insurance held by, or for the benefit of, the Company or any of its Subsidiaries as of the date hereof (collectively, the “Policies”). Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (a) all of the Policies with respect to policy periods that include the date of this Agreement are in full force and effect and all premiums due and payable for such Policies have been duly paid, (b) neither the Company nor any of its Subsidiaries has received a written notice of cancellation, non-renewal, reduction in coverage or termination of any of the Policies or of any material changes that are required in the conduct of the business of the Company or any of its Subsidiaries as a condition to the continuation of coverage under, or renewal of, any of such Policies and (c) except as set forth in Section 6.16 of the Company Disclosure Letter there is no material claim by the Company or any of its Subsidiaries under any Policy. The Company and its Subsidiaries have reported to their respective insurers all material claims and circumstances known by Company and Subsidiary employees with such reporting responsibilities that would reasonably be likely to give rise to a material claim by the Company or any of its Subsidiaries under any Policy.

Section 6.17  Permits. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and except as set forth in Section 6.17 of the Company Disclosure Letter: (a) as of the date of this Agreement, each of the Company and its Subsidiaries has all Permits (except with respect to licenses, approvals, consents, registrations and permits required under applicable Environmental Laws (as to which certain representations and warranties are made pursuant to Section 6.21)) and all Permits are in full force and effect and (b) none of the Company, its Subsidiaries are (i) in default or violation of such Permits or (ii) is the subject of any pending action by a Governmental Authority seeking the revocation, suspension or impairment of any Permit.

Section 6.18  Personal Property and Assets. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Closing will not affect the enforceability against any Person of any Real Property Leases or the rights to the continued use and possession of the Real Property Leases for the conduct of the business as currently conducted. As of the date hereof, the Company or its Subsidiaries owns and has good title to or a valid leasehold, license or similar interest in each item of material tangible personal property reflected on the books of the Company and its Subsidiaries as owned by the Company or its Subsidiaries, free and clear of all Liens other than Permitted Liens.

Section 6.19  Real Property.

(a)  Neither the Company nor any of its Subsidiaries owns any real property.

(b)  Section 6.19(b) of the Company Disclosure Letter sets forth the address of each interest in real property leased by the Company or any of its Subsidiaries (the “Leased Real Property”) and each Contract pursuant to which the Company or any of its Subsidiaries lease such property (such Contracts, collectively, the “Leases”). Each Lease sets forth the entire agreement and understanding between the Company or its Subsidiaries and the other parties thereto. Except as would not reasonably be expected to be material to the Company and its Subsidiaries taken as a whole, each Lease is valid, binding and in full force and effect (subject to the Enforceability Exceptions and assuming such Lease is a valid and legally binding obligation of the counterparty thereto). None of the Company, its Subsidiaries nor, to the knowledge of the Company, any other party thereto is in default or violation of any Lease in any material respect, and there is no event or condition that exists that constitutes or, with or without notice or the passage of time or both, would constitute any such default or violation by the Company, its Subsidiaries or, to the knowledge of the Company, any other party thereto, so as to give rise to any acceleration of any obligation or loss of rights or any right of termination of a Lease.

Section 6.20  Intellectual Property and IT Security.

(a)  Section 6.20(a) of the Company Disclosure Letter lists all Owned Intellectual Property for which applications have been filed or registrations have been obtained, whether in the United States or internationally as of the date of this Agreement (“Registered Intellectual Property”)and all material unregistered Trademarks and material unregistered Software that are Owned Intellectual Property. Except as set forth in Section 6.20(a) of the Company Disclosure Schedule, the Company or one of its Subsidiaries is the sole and exclusive owner of all material Owned Intellectual Property, free and clear of all Liens or similar encumbrances other than Permitted Liens, and all material Registered Intellectual Property is subsisting and in good standing, and is, to the Company’s knowledge, valid and enforceable. The Company and its Subsidiaries own or have the valid and enforceable right to use all material Company Intellectual Property, free and clear of all Liens or similar encumbrances, other than Permitted Liens, provided that this representation shall not be construed as a representation as to the non-infringement of any third-party Intellectual Property. All Registered Intellectual Property has been maintained effective by the filing of all necessary filings, maintenance, and renewals, and timely payment of requisite fees.

(b)  No Person (including current and former founders, employees, contractors, and consultants of the Company or any of its Subsidiaries) has any right, title, or interest, directly or indirectly, in whole or in part, in any material Owned Intellectual Property. All Persons who have created any material Intellectual Property for or on behalf of the Company or any of its Subsidiaries have executed valid and enforceable written assignments of any such Intellectual Property (and waivers of all moral rights to the Company or its Subsidiaries in the jurisdictions that recognize such rights with respect to such created Intellectual Property), or such Intellectual Property rights are owned by the Company and its Subsidiaries by operation of law. To the Company’s knowledge, no Person is in violation of any such assignment agreements.

(c)  The Company and its Subsidiaries have taken commercially reasonable precautions consistent with prevailing industry practice to protect and preserve the secrecy and confidentiality of all (i) trade secrets, and other material confidential information that is Owned Intellectual Property, (ii) and any confidential information owned by any Person to whom the Company or any of its Subsidiaries has a confidentiality obligation. No such trade secrets or material confidential information have been disclosed by the Company or any of its Subsidiaries to any Person other than pursuant to (x) a written agreement restricting the disclosure and use of such trade secrets and confidential information by such Person or (y) other obligations of confidentiality, such as a professional obligation of confidentiality. All use or disclosure by the Company or any of its Subsidiaries of confidential information owned by any Person has been pursuant to and in accordance with the terms of a written agreement between the Company or such Subsidiary and the Person, or is otherwise lawful in all material respects.

(d)  Neither the Company nor any of its Subsidiaries has (i) licensed or escrowed any of the material Owned Intellectual Property in source code form to any party, and no such source code has been released to any party, (ii) entered into any exclusive licenses licensing any material Owned Intellectual Property to third parties or (iii) entered into any arrangements or agreements that place a Lien or similar encumbrance, other than a Permitted Lien, on its material Owned Intellectual Property.

(e)  Except as disclosed in Section 6.20(e) of the Company Disclosure Schedule, the Company, the Subsidiaries, and the former (since April 1, 2018) and current conduct of the business of the Company and its Subsidiaries and the products and services thereof, including the manufacture, importation, use, offer for sale, sale, licensing, distribution, and other commercial exploitation of such products and services and the Company Intellectual Property, does not infringe, misappropriate or otherwise violate any Intellectual Property or right of publicity of any Person that would have a Material Adverse Effect on the Company or any of its Subsidiaries, and since April 1, 2018, have not infringed, misappropriated, or otherwise violated any Intellectual Property Rights or right of publicity of any Person that would have a Material Adverse Effect on the Company or any of its Subsidiaries. The Company and its Subsidiaries have taken reasonable steps consistent with prevailing industry practice to ensure that the Company’s business does not infringe, and does not misappropriate or violate, any intellectual property of any other Person in any material respect. Except as disclosed in Section 6.20(e) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is the subject of any pending Action that either alleges a claim of infringement, misappropriation, or other violation of any Intellectual Property rights or rights of publicity of any Person, or challenges the ownership, use, patenting, registration, validity, or enforceability of any Owned Intellectual Property, and no such claims have been asserted or threatened in writing against the Company or any of its Subsidiaries since April 1, 2018. Since April 1, 2018, no Person has notified the Company or any of its Subsidiaries in writing that any of such Person’s Intellectual Property rights or rights of publicity are infringed, misappropriated, or otherwise violated by the Company or any of its Subsidiaries, or that the Company or any of its Subsidiaries requires a license to any of such Person’s Intellectual Property rights. Neither the Company nor any of its Subsidiaries is making any unauthorized use of any confidential information or trade secrets of any other Person in connection with the conduct of their business that would have a Material Adverse Effect on the Company or any of its Subsidiaries.

(f)  To the Company’s knowledge, there is and has been no unauthorized use, disclosure, infringement, misappropriation or violation of any of the Owned Intellectual Property, including by any employee or former employee of the Company or any of its Subsidiaries. Since April 1, 2018, no written claims alleging any unauthorized use, disclosure, infringement, misappropriation, or violation have been made against any Person by any Company or any Company Subsidiary.

(g)  All material Software that is Owned Intellectual Property or Cryptocurrency Software: (i) conforms in all material respects with all specifications, representations, warranties, and other descriptions established by the Company or any of its Subsidiaries or conveyed thereby to their customers or other transferees, (ii) is operative for its intended purpose in all material respects, and to the Company’s knowledge, (x) is free of any material defects and (y) does not contain any Malicious Code; and (iii) has been maintained by the Company and its Subsidiaries in accordance in all material respects with their contractual obligations to customers or other licensees.

(h)  No Person other than the Company and its Subsidiaries possesses a copy, in any form (print, electronic, or otherwise), of any material source code for any material Software that is Owned Intellectual Property, and all such source code has been maintained strictly confidential. Neither the Company nor any of its Subsidiaries has any obligation to afford any Person access to any such source code. The Company and its Subsidiaries are in possession of the material documentation and other materials relating to the material Software used in the business of the Company and its Subsidiaries that is reasonably necessary for the use and maintenance and other exploitation of such Software as used in the business of the Company and its Subsidiaries.

(i)  No Open Source Component has been incorporated in, linked to, or otherwise used in connection with any material Software that is Owned Intellectual Property and that has been distributed in any manner that: (i) imposes a requirement that any material source code for any portion of such Software that is Owned Intellectual Property be made available in source code form, or (ii) otherwise imposes any other material limitation, restriction, or condition on the right or ability of the Company or any of its Subsidiaries to use, distribute, or enforce material any Software that is Owned Intellectual Property in any manner. “Open Source Component” means (A) any Software that is distributed as free software or open source software, including software available under the GNU Affero General Public License (AGPL), GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), Apache License, BSD licenses, any Create Commons “ShareAlike” license, or any other license that is approved by the Open Source Initiative, or pursuant to open source, copyleft, or similar licensing and distribution models; and (B) any Software that requires as a condition of use, modification, and/or distribution of such Software that such Software or other Software incorporated into, linked to, derived from, or distributed with such Software (1) be disclosed or distributed in source code form, (2) be licensed for the purpose of making derivative works, or (3) be redistributable at no or minimal charge.

(j)  The Company and its Subsidiaries have not materially breached any material licenses and service contracts, including relating to the purchase of a sufficient number of license seats for all material Software, with respect to the IT Systems. Except as disclosed in Section 6.20(j) of the Company Disclosure Schedule: (i) all material IT Systems are operational, fulfill the purposes for which they were acquired or developed, have security, back-ups, and disaster recovery arrangements in place and hardware and Software capacity, support, and maintenance, and trained personnel, which are sufficient in all material respects for the current needs of the business of the Company and its Subsidiaries; and all material IT Systems are free from any material defect, bug, malware, spyware or other virus or other programming design or documentation error or corruptant. The Company and its Subsidiaries have reasonable disaster recovery, data back-up, and security plans, procedures, and facilities and has taken reasonable steps consistent with or exceeding industry standards to safeguard the availability, security, and integrity of the IT Systems and all data and information stored thereon, including from unauthorized access and infection by Malicious Code. Since April 1, 2018, the material IT Systems have not suffered any material failure that was not remedied promptly without material liability or cost or the duty to notify any Person. The Company and its Subsidiaries take reasonable actions to protect the confidentiality, ownership, integrity and security of their material IT Systems and all information stored or contained therein or transmitted thereby from any unauthorized use, access, interruption or modification by third parties, and, except as disclosed in Section 6.20(j) of the Company Disclosure Schedule, there have been no material breaches of the same that have not been corrected or remedied without material liability or cost or the duty to notify any Person.

(k)  The Company is and since April 1, 2018 has been in compliance with all applicable Privacy and Security Requirements in all material respects.  Except as disclosed in Section 6.20(k) of the Company Disclosure Schedule, the Company, and to the Company’s knowledge, any third party Processing Personal Data on behalf of the Company, has not since April 1, 2018, experienced any material Security Breaches, and the Company is not aware of any notices or complaints from any Person regarding such a Security Breach.  The Company has not received any written notice that it is subject to any enforcement Action by any Governmental Entity or any Action by any other Person, in each case, that alleges the unauthorized Processing of Protected Data or non-compliance with applicable Privacy and Security Requirements, excluding for clarity, individual data deletion, “opt out” or similar privacy rights requests in the ordinary course of business. The Company maintains systems and procedures to receive and effectively respond , to the extent required by applicable Law, to complaints and individual rights requests in connection with the Company’s Processing of Personal Information, and, to the extent required by applicable Law, the Company has complied with all such individual rights requests in all material respects. The Company does not engage in the sale, as defined by applicable Laws, of Personal Information.

(l)  The Company provides individuals with all privacy notices as required by Privacy and Security Requirements. The Company complies in all material respects with all requirements relating to data localization and the cross-border transfer of Personal Information under applicable Law.

(m)  The Company has valid and legal rights, in all material respects, to Process all Protected Data that is Processed by or on behalf of the Company in connection with the use and/or operation of its products, services and business, and the execution, delivery, or performance of this Agreement will not adversely affect these rights or violate any applicable Privacy and Security Requirements in any material respect. All sales and marketing activities by the Company have since April 1, 2018 been in compliance in all material respects with all applicable Laws that require the provision of notice and obtaining of consent from potential customers to receive such sales and marketing materials. The Company has since April 1, 2018 implemented, and has since April 1, 2018 required all third parties that receive Protected Data from or on behalf of Company to implement, reasonable physical, technical and administrative safeguards that are compliant with applicable Privacy and Security Requirements in all material respects and consistent in all material respects with industry standards that are designed to protect Protected Data from unauthorized access by any Person.

(n)  All material Software developed by or for the Company specifically for its cryptocurrency exchange business (the “Cryptocurrency Software”) is either owned by the Company or a Subsidiary or is otherwise used pursuant to a valid license or other enforceable right (including any applicable open source software license), provided, that this representation shall not be construed as a representation as to the non-infringement of any third-party Intellectual Property. Except as would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect: (x) none of the Cryptocurrency Software used by the Company and/or its Subsidiaries is a “bootleg” version or unauthorized copy; and (y) to the knowledge of the Company, no such unauthorized software is used by the Company or any of its Subsidiaries. The Cryptocurrency Software and other information technology that is material to the operation of the businesses of the Company and/or any of its Subsidiaries as conducted as of the date of this Agreement: (i) are in satisfactory working order (apart from any that is under development) and (ii) have reasonable security, backups, disaster recovery arrangements, and hardware and software support.

Section 6.21  Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(a)  the Company and its Subsidiaries are and, except for matters which have been fully resolved, since April 1, 2018 have been, in compliance with all applicable Environmental Laws;

(b)  the Company and its Subsidiaries hold all material Permits required under applicable Environmental Laws to permit the Company and its Subsidiaries to operate their assets in a manner in which they are now operated and maintained and to conduct the business of the Company and its Subsidiaries as currently conducted;

(c)  there are no Actions pending against or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries alleging any violations of or liability under any Environmental Law or any violations or liability concerning any Hazardous Materials, nor to the knowledge of the Company is there any reasonable basis for such claims; and

(d)  there is no unresolved Governmental Order relating to any Environmental Law imposed upon or, to the knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries or, to the knowledge of the Company, any of their properties, rights or assets.

Section 6.22  Absence of Changes. Since the date of the Most Recent Balance Sheet, there have not been any changes, developments or events that has or have had a Material Adverse Effect.

Section 6.23  Brokers’ Fees. Except as set forth in Section 6.23 of the Company Disclosure Letter, no broker, finder, financial advisor, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other similar fee, commission or other similar payment in connection with the Transactions based upon arrangements made by the Company, any of its Subsidiaries or any of their respective Affiliates for which Quantum, the Company or any of the Company’s Subsidiaries has any obligation.

Section 6.24 Related Party Transactions. Except for the Contracts set forth in Section 6.24 of the Company Disclosure Letter, (a) there are no Contracts (excluding Contracts related to (i) employee compensation and other ordinary incidents of employment (including participation in Company Benefit Plans) set forth in Section 6.13(a) of the Company Disclosure Letter and (ii) equity ownership) between the Company or any of its Subsidiaries, on the one hand, and any Affiliate, officer or director of the Company, on the other hand and (b) none of the officers, directors, managers or Affiliates of the Company or any of its Subsidiaries owns any asset or property (intellectual, real or personal) used in and material to the business of the Company and its Subsidiaries taken as a whole (collectively, a “Related Party Transaction”).

Section 6.25  Registration Statement and Proxy Statement/Prospectus. On the effective date of the Registration Statement, the Registration Statement, and when first filed in accordance with Rule 424(b) of the Securities Act, the Proxy Statement/Prospectus (together with any amendments or supplements thereto), shall comply in all material respects with the applicable requirements of the Securities Act. On the effective date of the Registration Statement, the Registration Statement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. On the date the Proxy Statement/Prospectus is first mailed to the Quantum Stockholders, and at the time of the Special Meeting, the Proxy Statement/Prospectus, together with any amendments or supplements thereto, will not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading and shall comply in all material respects with the applicable requirements of the Securities Act; provided, however, that, notwithstanding the foregoing provisions of this Section 6.25, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Proxy Statement/Prospectus or included in the Proxy Statement/Prospectus that were not supplied by or on behalf of the Company for use therein.

Section 6.26  Regulatory Compliance.

(a)  Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, none of the Company or any of its Subsidiaries, or, to the Company’s knowledge, any of their Representatives or any other Persons, in each case to the extent acting for and on behalf of any of the Company or any of its Subsidiaries, is or has been, since April 1, 2018, (i) a Person named on any Sanctions Laws-related or Export Control Laws-related list of designated Persons; (ii) located, organized or resident in a country or territory which is itself the subject of or target of any Sanctions Laws; (iii) an entity owned, directly or indirectly, individually or in the aggregate, fifty percent or more by one or more Persons described in clauses (i) or (ii); (iv) transacting business with or on behalf of any Person described in clauses (i) – (iii) or any country or territory described in clause (ii) in violation of Sanctions Laws; or (v) otherwise in violation of Sanctions Laws or Export Control Laws.

(b)  Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, none of the Company or any of its Subsidiaries, or, to the Company’s knowledge, any of their Representatives or any other Persons, in each case to the extent acting for and on behalf of the Company or any of its Subsidiaries has, since April 1, 2018, (i) made, offered, promised, paid or received any bribes, kickbacks or other similar improper payments to or from any Person or (ii) made or paid any contributions, directly or indirectly, to a domestic or foreign political party or candidate, in each case of clause (i) or (ii), in violation of the Anti-Corruption Laws.

(c)  Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and its Subsidiaries since April 1, 2018 have been and remain in compliance in all material respects with applicable anti-money laundering laws, regulations, rules and guidelines in United States including the Bank Secrecy Act and in jurisdiction of incorporation (collectively, the “Anti-Money Laundering Laws”) and maintain compliance policies and procedures in order to mitigate the risk that its counterparty (whether supplier, vendor, customer or otherwise) is engaged in illicit activity.

(d)  Except as set forth in Section 6.26 of the Company Disclosure Letter, to the Company’s knowledge, as of the date hereof, (i) there are no pending or threatened in writing Actions, filings, Governmental Orders, inquiries or governmental investigations alleging any such violations of Anti-Corruption Laws, Anti-Money Laundering Laws, Sanctions Laws, or Export Control Laws by the Company, any of its Subsidiaries or any of their Representatives or any other Persons, in each case to the extent acting for and on behalf of the Company or any of its Subsidiaries, and (ii) since April 1, 2018, no such Actions, filings, Governmental Orders, inquiries or governmental investigations have been threatened in writing or are pending.

Section 6.27  Further Regulatory Compliance by Dual Registrant.

(a)  Dual Registrant is, and since April 1, 2018 has been, duly registered, licensed or qualified (i) as a futures commission merchant under the CEA and in each state where the conduct of its business requires such registration, licensing or qualification and (ii) as a broker-dealer under the Exchange Act and in each state where the conduct of its broker-dealer business requires such registration, licensing or qualification. Dual Registrant is a member in good standing of the NFA, FINRA, and each other Governmental Authority where membership or association with such Governmental Authority is required in order for Dual Registrant to conduct its business as presently conducted. Dual Registrant is, and has been since April 1, 2018 in compliance, in all material respects, with Laws applicable to it, including rules and regulations of the NFA, the CFTC, the SEC, FINRA, any other Governmental Authority to which it is a member, and any state securities authorities the jurisdiction of which Dual Registrant is subject.

(b)  Dual Registrant has filed on a timely basis all material regulatory reports, schedules, forms, registrations, financial statements, notices, and other documents, together with any material amendments that were required to be filed since April 1, 2018 with (i) the NFA, the CFTC, Dual Registrant’s DSRO, or otherwise required to be filed under Law applicable to it, including the CEA, or the NFA’s rules or its By-Laws, including all Form 1-FR-FCM reports (or FOCUS reports, as applicable), Segregation of Funds Statements, Cleared Swaps Customer Collateral Statements, and all such reports required pursuant to CFTC regulations and (ii) the SEC, Dual Registrant’s DEA, and any applicable Governmental Authority to which it is a member, or otherwise required to be filed under Securities Laws applicable to it, including the Exchange Act, FINRA rules, or the rules of any other Governmental Authority of which it is a member, including all FOCUS reports and all such reports required pursuant to SEC regulations. All such filings were, at the time they were filed, in compliance, in all material respects, with the applicable requirements of Laws and did not contain any untrue statement of a material fact or omit to state a fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were or are made, not misleading. Dual Registrant has timely paid in full all fees and assessments due and payable in connection with any such filings.

(c)  Except as otherwise disclosed in Section 6.27(c) of the Company Disclosure Letter, none of Dual Registrant or, to the Dual Registrant’s knowledge, any of Dual Registrant’s Associated Persons are the subject of any Actions, material disciplinary proceedings or Governmental Orders of any Governmental Authority arising under Laws applicable to it or them which would be required to be disclosed on Form 7-R of Dual Registrant, Form 8-R of any Associated Person of Company FCM, Form BD of Dual Registrant, or Form U-4 of any Associated Person of Company BD and is not so disclosed. None of Company FCM, and of its Principals or any of its Associated Persons of Company FCM is or has been ineligible to serve as a futures commission merchant, Principal of or Associated Person of a futures commission merchant under Sections 8a(2) or 8a(3) of the CEA (including being subject to any “statutory disqualification”), nor is Dual Registrant or any Associated Person of Company BD subject to a statutory disqualification, as defined in Section 3(a)(39) of the Exchange Act.

(d)  Dual Registrant has adopted and, at all times since April 1, 2018, has had in place and has been in compliance with, in all material respects, (i) written supervisory control policies and procedures, which have been, in all material respects, implemented pursuant to and in accordance with Laws applicable to it, including but not limited to NFA Compliance Rule 2-9, NFA Compliance Rule 2-36 and NFA Financial Requirements Rules (the “FCM Compliance Policies”) and (ii) a system of supervision, including written supervisory procedures, with which it and Dual Registrant’s Associated Persons have been in material compliance, and which supervisory system has been, in all material respects, implemented pursuant to and in accordance with Securities Laws applicable to it, including but not limited to FINRA Rule 3110 (the “BD Compliance Policies”). Such FCM Compliance Policies reflect, if applicable, modifications to such policies as Company FCM has agreed to with any Governmental Authority. Further, the BD Compliance Policies have been reasonably designed to achieve compliance with applicable Securities Laws, including rules of any applicable Governmental Authority. Except as set forth in any of Dual Registrant’s annual or other period compliance reviews made available to Quantum, Dual Registrant is in, and at all times since April 1, 2018 has been, in compliance, in all material respects, with the FCM Compliance Policies and the BD Compliance Policies.

(e)  Dual Registrant maintains and, at all times since April 1, 2018 has maintained, net capital (i) in compliance with, in all material respects, all Laws applicable to it, including Regulation 1.17 under the CEA, NFA Financial Requirements Rules, and Rule 15c3-1 under the Exchange Act, and no distribution of cash is required to be made by Dual Registrant that will result in Dual Registrant not being in compliance with such applicable regulatory net capital requirements and (ii) in an amount sufficient to ensure that it is not, and has not been, required to (A) file notice under Regulation 1.12 under the CEA, including as a result of being informed by the NFA or CFTC that it is or has been in violation of Regulation 1.17 under the CEA or (B) file notice under Rule 17a-11 under the Exchange Act, including as a result of discovering or being informed by the SEC or Dual Registrant’s DEA that it is or has been in violation of Rule 15c3-1 or has discovered or has been informed by its independent public accountant of any material inadequacies or material weaknesses to its financial condition or financial controls.

(f)  Dual Registrant is in compliance with all applicable Laws and regulatory requirements for the protection of customer or client funds and securities. Dual Registrant has not made any withdrawals from any segregated or reserve bank account it is required to maintain, except in compliance with applicable Laws.

(g)  Dual Registrant currently maintains and, at all times since April 1, 2018 has maintained proper books and records, whether in electronic form or otherwise, in which full, true and correct entries in accordance with GAAP and applicable Laws, including requirements under applicable Securities Laws, NFA rules and the CEA, are made of all dealings and transactions in relation to its business and activities. Dual Registrant currently possesses and maintains and, at all times since April 1, 2018 has possessed and maintained all such books and records, whether in electronic form or otherwise, in accordance with all applicable Laws.

(h)  Schedule 6.27(h) sets forth a list of each branch office of Dual Registrant as of the date hereof, identifying (i) the address for such branch office, (ii) the number of Associated Persons of Dual Registrant associated with such branch office, and (iii) the branch office manager for such branch office.

(i)  All Dual Registrant’s Associated Persons of have taken and passed all relevant proficiency examinations required by applicable Law, including (as applicable), but not limited to, the Series 3, Series 7, Series 24, Series 30, Series 34, and/or the Swaps Proficiency Requirements.

Section 6.28  No Additional Representations or Warranties. Except as provided in this Article VI, neither the Company nor any of its Affiliates, nor any of their respective directors, managers, officers, employees, equityholders, partners, members or Representatives has made, or is making, any representation or warranty whatsoever to Quantum or its Affiliates and no such party shall be liable in respect of the accuracy or completeness of any information provided to Quantum or its Affiliates.

Article VII
REPRESENTATIONS AND WARRANTIES OF QUANTUM

Except as set forth in the disclosure letter delivered by Quantum to the Company on the date of this Agreement (the “Quantum Disclosure Letter”) (each section of which qualifies (a) the correspondingly numbered representation, warranty or covenant if specified therein and (b) such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent) or in the SEC Reports filed or furnished by Quantum prior to the date hereof (excluding (i) any disclosures in such SEC Reports under the headings “Risk Factors,” “Forward-Looking Statements” or “Qualitative Disclosures About Market Risk” and other disclosures that are predictive, cautionary or forward looking in nature and (ii) any exhibits or other documents appended thereto), Quantum represents and warrants to the Company as follows:

Section 7.01  Corporate Organization. Quantum is duly incorporated and is validly existing as a corporation in good standing under the Laws of the State of Delaware and has the requisite corporate power and authority to own, lease or operate its assets and properties and to conduct its business as it is now being conducted. The copies of the Governing Documents of Quantum filed with the SEC as of the date hereof are true, correct and complete and are in effect as of the date of this Agreement. Quantum is, and at all times has been, in compliance in all material respects with all restrictions, covenants, terms and provisions set forth in its respective Governing Documents. Quantum is duly licensed or qualified and in good standing as a foreign corporation or foreign limited liability company, as applicable, in all jurisdictions in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to be so licensed or qualified has not and would not, individually or in the aggregate, reasonably be expected to have a Quantum Material Adverse Effect.

Section 7.02  Due Authorization.

(a)  Quantum has all requisite corporate or entity power and authority to execute and deliver this Agreement and each other Transaction Document to which it is or will be a party and, upon receipt of the Quantum Stockholder Approval, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and such Transaction Documents and the consummation of the transactions contemplated hereby and thereby have been duly, validly and unanimously authorized and approved by the board of directors of Quantum and, except for the Quantum Stockholder Approval, no other corporate or equivalent proceeding on the part of Quantum is necessary to authorize this Agreement or such Transaction Documents or Quantum’s performance hereunder or thereunder. This Agreement has been, and each such Transaction Document to which Quantum is or will be a party has been or will be, duly and validly executed and delivered by Quantum and, assuming due authorization and execution by each other Party hereto and thereto, this Agreement constitutes, and each such Transaction Document to which Quantum is or will be a party, constitutes or will constitute a legal, valid and binding obligation of Quantum, enforceable against Quantum in accordance with its terms, subject to the Enforceability Exceptions.

(b)  Assuming a quorum is present at the Special Meeting, as adjourned or postposed, the only votes of any of Quantum’s capital stock necessary in connection with the entry into this Agreement by Quantum, the consummation of the Transactions, including the Closing, and the approval of the Quantum Stockholder Matters are as set forth in Section 7.02(b) of the Quantum Disclosure Letter (such votes, collectively, the “Quantum Stockholder Approval”).

(c)  At a meeting duly called and held, the board of directors of Quantum has unanimously: (i) determined that this Agreement and the Transactions are fair to and in the best interests of Quantum Stockholders; (ii) determined that the fair market value of the Company is equal to at least 80% of the amount held in the Trust Account (less any deferred underwriting commissions and taxes payable on interest earned) as of the date hereof; (iii) approved the Transactions as a Business Combination on the terms and subject to the conditions of this Agreement; and (iv) resolved to recommend to the stockholders of Quantum approval of the Transactions.

(d)  To the knowledge of Quantum, the execution, delivery and performance of any Transaction Document by any party thereto, do not and will not conflict with or result in any violation of any provision of any applicable Law or Governmental Order applicable to such party or any of such party’s properties or assets.

Section 7.03  No Conflict. Subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 7.03 of the Quantum Disclosure Letter, the execution, delivery and performance of this Agreement and any other Transaction Document to which Quantum is or will be a party by Quantum and, upon receipt of the Quantum Stockholder Approval, the consummation of the transactions contemplated hereby or by any other Transaction Document do not and will not (a) conflict with or violate any provision of, or result in the breach of the Quantum Organizational Documents or any Governing Documents of any Subsidiaries of Quantum, (b) conflict with or violate any provision of, or result in the breach of or default by Quantum under any applicable Law or Governmental Order, (c) require any consent, waiver or other action by any Person under, violate, or result in a breach of, constitute a default under, result in the acceleration, cancellation, termination or modification of, or create in any party the right to accelerate, terminate, cancel or modify, the terms, conditions or provisions of any Contract to which Quantum or any Subsidiaries of Quantum is a party or by which any of their respective assets or properties may be bound or affected, or (d) result in the creation of any Lien upon any of the properties or assets of Quantum or any Subsidiaries of Quantum, except (in the case of clauses (b), (c) or (d) above) for such violations, conflicts, breaches or defaults which would not, individually or in the aggregate, reasonably be expected to have a Quantum Material Adverse Effect.

Section 7.04  Litigation and Proceedings. There are no pending or, to the knowledge of Quantum, threatened in writing Actions against Quantum or any of their respective properties, rights or assets, which, if determined adversely, could, individually or in the aggregate, reasonably be expected to have a Quantum Material Adverse Effect. There is no Governmental Order imposed upon or, to the knowledge of Quantum, threatened in writing against Quantum or any of their respective properties, rights or assets which, if determined adversely, could, individually or in the aggregate, reasonably be expected to have a Quantum Material Adverse Effect. There is no unsatisfied judgment or any open injunction binding upon Quantum which could, individually or in the aggregate, reasonably be expected to have a Quantum Material Adverse Effect.

Section 7.05  Governmental Authorities; Consents. Assuming the truth and completeness of the representations and warranties of the Company contained in Section 6.04 and Section 6.05, no action by, notice to, consent, approval, waiver, permit or authorization of, or designation, declaration or filing with, any Governmental Authority is required on the part of Quantum with respect to Quantum’s execution, delivery and performance of this Agreement and the Transaction Documents to which it is or will be a party and the consummation of the transactions contemplated hereby and thereby, except for (i) applicable requirements of Securities Laws, (ii) the filing of the Certificate of Merger in accordance with the DGCL, (iii) any actions, consents, approvals, permits or authorizations, designations, declarations or filings, the absence of which would not reasonably be expected to have, individually or in the aggregate, a Quantum Material Adverse Effect and (iv) as otherwise disclosed in Section 7.05 of the Quantum Disclosure Letter.

Section 7.06  Financial Ability; Trust Account.

(a)  As of the date hereof, there is at least $201,000,000 invested in a trust account (the “Trust Account”), maintained by Continental Stock Transfer & Trust Company, a New York corporation, acting as trustee (the “Trustee”), pursuant to the Investment Management Trust Agreement, effective as of February 4, 2021, by and between Quantum and the Trustee on file with the SEC Reports of Quantum as of the date of this Agreement (the “Trust Agreement”). Prior to the Closing, none of the funds held in the Trust Account may be released except in accordance with the Trust Agreement, Quantum Organizational Documents and Quantum’s final prospectus of Quantum, dated as of October 23, 2020, and filed with the U.S. Securities and Exchange Commission (“SEC”) (File No. 333-252226 and 333-252761) on February 10, 2021 (the “Final Prospectus”). Amounts in the Trust Account are invested in United States Government securities or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended. Quantum has performed all material obligations required to be performed by it to date under, and is not in material default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder. As of the date hereof, there are no claims or proceedings pending with respect to the Trust Account. Since February 4, 2021, Quantum has not released any money from the Trust Account (other than interest income earned on the principal held in the Trust Account, and other than to pay any income and franchise Taxes from any such interest, as permitted by the Trust Agreement). As of the Effective Time, the obligations of Quantum to dissolve or liquidate pursuant to the Quantum Organizational Documents shall terminate, and, as of the Effective Time, Quantum shall have no obligation whatsoever pursuant to the Quantum Organizational Documents to dissolve and liquidate the assets of Quantum by reason of the consummation of the Transactions. To Quantum’s knowledge, following the Effective Time, no stockholder of Quantum shall be entitled to receive any amount from the Trust Account except to the extent such stockholder shall have elected to tender its shares of Quantum Common Stock for redemption pursuant to the Quantum Stockholder Redemption. The Trust Agreement is in full force and effect and is a legal, valid and binding obligation of Quantum and, to the knowledge of Quantum, the Trustee, enforceable in accordance with its terms, subject to the Enforceability Exceptions. The Trust Agreement has not been terminated, repudiated, rescinded, amended or supplemented or modified, in any respect, and, to the knowledge of Quantum, no such termination, repudiation, rescission, amendment, supplement or modification is contemplated. There are no side letters and there are no Contracts, arrangements or understandings, whether written or oral, with the Trustee or any other Person that would (i) cause the description of the Trust Agreement in the SEC Reports to be inaccurate or (ii) entitle any Person (other than stockholders of Quantum who shall have elected to redeem their shares of Quantum Common Stock pursuant to the Quantum Stockholder Redemption or the underwriters of Quantum’s initial public offering in respect of their Deferred Discount (as defined in the Trust Agreement)) to any portion of the proceeds in the Trust Account.

(b)  Assuming the accuracy of the representations and warranties of the Company contained herein and the compliance by the Company with its respective obligations hereunder, Quantum has no reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to Quantum on the Closing Date.

(c)  As of the date hereof, Quantum does not have, or have any present intention, agreement, arrangement or understanding to enter into or incur, any obligations with respect to or under any Indebtedness (other than the Working Capital Loans).

Section 7.07  Brokers’ Fees. Except as set forth in Section 7.07 of the Quantum Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee, underwriting fee, deferred underwriting fee, commission or other similar payment in connection with the Transactions based upon arrangements made by Quantum or any of its Affiliates, including the Sponsors. Upon the payment of the fees set forth in Section 7.07 of the Quantum Disclosure Letter, no Person shall have the right to any brokerage fee, finders’ fee, underwriting fee, deferred underwriting fee, commission or other similar payment for any other transaction involving Quantum following the Closing.

Section 7.08  SEC Reports; Financial Statements; Sarbanes-Oxley Act; Undisclosed Liabilities.

(a)  Quantum has filed in a timely manner all required registration statements, reports, schedules, forms, statements and other documents required to be filed by it with the SEC since February 4, 2021 and prior to the date of this Agreement (collectively, as they have been amended since the time of their filing and including all exhibits thereto, the “SEC Reports”). None of the SEC Reports, as of their respective dates (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The audited financial statements and unaudited interim financial statements (including, in each case, the notes and schedules thereto) included in the SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by Form 10-Q of the SEC) and fairly presented (subject, in the case of the unaudited interim financial statements included therein, to normal year-end adjustments and the absence of complete footnotes) in all material respects the financial position of Quantum, in each case as of the respective dates thereof and the results of their operations and cash flows for the respective periods then ended (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing). As of the date of this Agreement, Quantum does not have any material off-balance sheet arrangements that are not disclosed in the SEC Reports.

(b)  Quantum has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to Quantum is made known to Quantum’s principal executive officer and its principal financial officer, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared. To Quantum’s knowledge, such disclosure controls and procedures are effective in timely alerting Quantum’s principal executive officer and principal financial officer to material information required to be included in Quantum’s periodic reports required under the Exchange Act.

(c)  Quantum has established and maintained a system of internal controls. To Quantum’s knowledge, such internal controls are sufficient to provide reasonable assurance regarding the reliability of Quantum’s financial reporting and the preparation of Quantum’s financial statements for external purposes in accordance with GAAP.

(d)  Each director and executive officer of Quantum has filed with the SEC on a timely basis all statements required by Section 16(a) of the Exchange Act and the rules and regulations promulgated thereunder. There are no outstanding loans or other extensions of credit made by Quantum to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of Quantum. Quantum has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(e)  Neither Quantum nor Quantum’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by Quantum, (ii) any fraud, whether or not material, that involves Quantum’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Quantum or (iii) any claim or allegation regarding any of the foregoing.

(f)  As of the date hereof, there are no outstanding SEC comments from the SEC with respect to the SEC Reports. To the knowledge of Quantum, none of the SEC Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

Section 7.09  Business Activities.

(a)  Since its incorporation, Quantum has not conducted any business activities other than activities directed toward the accomplishment of a Business Combination. Except as set forth in the Quantum Organizational Documents, there is no agreement, commitment, or Governmental Order binding upon Quantum or to which Quantum is a party which has or would reasonably be expected to have the effect of prohibiting or impairing any business practice of Quantum or any acquisition of property by Quantum or the conduct of business by Quantum as currently conducted or as contemplated to be conducted as of the Closing other than such effects, individually or in the aggregate, which have not had and would not reasonably be expected to have a Quantum Material Adverse Effect.

(b)  Quantum does not own or have a right to acquire, directly or indirectly, any Equity Securities in any corporation, partnership, joint venture, business, trust or other entity. Except for this Agreement and the Transactions, neither Quantum nor any of its Subsidiaries has any interests, rights, obligations or liabilities with respect to, or is party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or could reasonably be interpreted as constituting, a Business Combination.

(c)  As of the date hereof, Section 7.09(c) of the Quantum Disclosure Letter sets forth each Contract to which Quantum is a party or otherwise bound. Except for this Agreement and the agreements expressly contemplated hereby (including any agreements permitted by Section 9.01), Quantum is not, and at no time has been, party to any Contract with any other Person that (i) would require payments by Quantum in excess of $100,000 in the aggregate when taken together with all other Contracts (other than this Agreement and the agreements expressly contemplated hereby (including any agreements permitted by Section 9.01) or (ii) grants to any Person any non-competition, non-solicitation, no-hire or similar restrictive covenant provisions imposed on Quantum.

(d)  There is no liability, debt or obligation of or claim or judgment against Quantum or any of its Subsidiaries (whether direct or indirect, absolute or contingent, accrued or unaccrued, known or unknown, liquidated or unliquidated, or due or to become due), except for liabilities and obligations (i) reflected or reserved for on Quantum’s consolidated balance sheet for the three-months ended March 31, 2021 or disclosed in the notes thereto (other than any such liabilities not reflected, reserved or disclosed as are not and would not be, in the aggregate, material to Quantum and its Subsidiaries, taken as a whole), (ii) that have arisen since the date of Quantum’s consolidated balance sheet for the three-months ended March 31, 2021 in the ordinary course of the operation of business of Quantum and its Subsidiaries (other than any such liabilities as are not and would not be, in the aggregate, material to Quantum and its Subsidiaries, taken as a whole), (iii) disclosed in the Quantum Disclosure Letter or (iv) incurred in connection with or contemplated by this Agreement or the Transactions.

(e)  Since February 4, 2021, (i) there has not been any event or occurrence that has had, or would not reasonably be expected to have, individually or in the aggregate, a Quantum Material Adverse Effect and (ii) except as set forth in Section 7.09(e) of the Quantum Disclosure Letter, Quantum has, in all material respects, conducted its business and operated their properties in the ordinary course of business consistent with past practice.

Section 7.10  Tax Matters.

(a)  All material Tax Returns required by Law to be filed by Quantum have been filed, and all such Tax Returns are true, correct and complete in all material respects.

(b)  All material amounts of Taxes due and owing by Quantum have been paid.

(c)  Quantum has (i) withheld and deducted all material amounts of Taxes required to have been withheld or deducted by it in connection with amounts paid or owed to any employee, Individual Independent Contractor, creditor, shareholder or any other third party, (ii) timely remitted, or will remit on a timely basis, such amounts to the appropriate Governmental Authority and (iii) complied in all material respects with applicable Law with respect to Tax withholding, including all reporting and record keeping requirements.

(d)  Quantum is not engaged in any audit, administrative proceeding or judicial proceeding with respect to material Taxes. Quantum has not received any written notice from a Governmental Authority of a dispute or claim with respect to material Taxes, other than disputes or claims that have since been resolved, and no such claims have been threatened in writing. There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, material Taxes of Quantum and no written request for any such waiver or extension is currently pending.

(e)  Within the past two years, neither Quantum nor any predecessor thereof has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code).

(f)  Quantum (i) has not been a party to any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2), (ii) has not executed or entered into any “closing agreement” or other binding written agreement with respect to material Taxes with a Governmental Authority that created obligations that will bind Quantum after the Closing or (iii) has not, or has not ever had, a permanent establishment or branch in a jurisdiction outside the country of its organization.

(g)  There are no Liens with respect to material Taxes on any of the assets of Quantum, other than Permitted Liens.

(h)  Quantum does not have any material liability for the Taxes of any Person (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), (ii) as a transferee or successor or (iii) by Contract or otherwise (except, in each case, for liabilities pursuant to commercial contracts with persons that are not the Sponsor or its direct or indirect equityholders or their Affiliates that do not primarily relate to Taxes).

(i)  Quantum is not a party to, is bound by, or has any obligation to any Governmental Authority or other Person under any Tax allocation, Tax sharing or Tax indemnification agreement (except, in each case, for any such agreements that are commercial contracts with persons that are not the Sponsor or its direct or indirect equityholders or their Affiliates not primarily relating to Taxes).

(j)  Quantum has not taken, permitted to be taken, agreed to take or permitted to be taken, nor does Quantum intend to take or permit to be taken, any action, and is not aware of any fact or circumstance, that would reasonably be expected to impair, impede or prevent the Merger from qualifying for the Intended Income Tax Treatment.

Section 7.11  Capitalization.

(a)  The authorized capital stock of Quantum consists of 100,000,000 shares of capital stock, including (i) 100,000,000 shares of Quantum Common Stock and (ii) 1,000,000 shares of Quantum Preferred Stock, of which (A) 25,156,250 shares of Quantum Common Stock are issued and outstanding as of the date of this Agreement and (B) no shares of Quantum Preferred Stock are issued and outstanding as of the date of this Agreement. All of the issued and outstanding shares of Quantum Common Stock, Quantum Founder Common Stock and Quantum Preferred Stock (1) have been duly authorized and validly issued and are fully paid and nonassessable, (2) were issued in compliance in all material respects with applicable Law, (3) were not issued in breach or violation of any preemptive rights or Contract and (4) are fully vested and not otherwise subject to a substantial risk of forfeiture within the meaning of Section 83 of the Code, except as disclosed in the SEC Reports with respect to certain Quantum Capital Stock held by the Sponsor.

(b)  Subject to the terms of conditions of the Warrant Agreement, the Public Warrants will be exercisable after giving effect to the Merger for one-half share of Company Common Stock at an exercise price of $11.50 per share, and the Private Warrants will be exercisable after giving effect to the Merger for one share of Company Common Stock at an exercise price of $11.50 per share. As of the date of this Agreement, 20,125,000 Public Warrants and 6,153,125 Private Warrants are issued and outstanding. The Quantum Warrants are not exercisable until the later of (x) February 9, 2022 and (y) the Closing. All outstanding Quantum Warrants (i) have been duly authorized and validly issued and constitute valid and binding obligations of Quantum enforceable against Quantum in accordance with their terms (subject to Enforceability Exception); (ii) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (1) the Quantum Organizational Documents and (2) any other applicable Contracts governing the issuance of such securities; and (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Quantum Organizational Documents or any Contract to which Quantum is a party or otherwise bound.

(c)  Except for this Agreement, the Quantum Warrants and the Subscription Agreements, there are (i) no subscriptions, calls, options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of Quantum Capital Stock or any other Equity Securities of Quantum, or any other Contracts to which Quantum is a party or by which Quantum is bound obligating Quantum to issue or sell any Equity Securities of, Quantum, and (ii) no equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in Quantum. Except as disclosed in the SEC Reports, the Quantum Organizational Documents or in the Sponsor Support Agreement, there are no outstanding contractual obligations of Quantum to repurchase, redeem or otherwise acquire any securities or equity interests of Quantum. There are no outstanding bonds, debentures, notes or other Indebtedness of Quantum having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which Quantum’s stockholders may vote. Except as disclosed in the SEC Reports, Quantum is not a party to any shareholders agreement, voting agreement or registration rights agreement relating to Quantum Capital Stock or any other Equity Securities of Quantum. Quantum does not own any capital stock or any other equity interests in any other Person or has any right, option, warrant, conversion right, stock appreciation right, restricted share, phantom equity, redemption right, repurchase right, agreement, arrangement or commitment of any character under which a Person is or may become obligated to issue or sell, or give any right to subscribe for or acquire, or in any way dispose of, any Equity Securities of such Person.

(d)  No Person and no syndicate or “group” (as defined in the Exchange Act and the rules thereunder) owns directly or indirectly beneficial ownership (as defined in the Exchange Act and the rules thereunder) of securities of Quantum representing 15% or more of the combined voting power of the issued and outstanding securities of Quantum.

Section 7.12  NYSE Listing. The issued and outstanding units of Quantum, each such unit comprised of one share of Quantum Common Stock and one Quantum Warrant (an “Quantum Unit”), are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NYSE under the symbol “QFTA.U”. The issued and outstanding shares of Quantum Common Stock are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NYSE under the symbol “QFTA.” The issued and outstanding Quantum Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NYSE under the symbol “QFTA WS”. Quantum is in compliance with the rules of the NYSE and there is no Action pending or, to the knowledge of Quantum, threatened against Quantum by the NYSE or the SEC with respect to any intention by such entity to deregister the Quantum Common Stock or Quantum Warrants or terminate the listing of Quantum Common Stock or Quantum Warrants on the NYSE. None of Quantum or its Affiliates has taken any action in an attempt to terminate the registration of the Quantum Common Stock or Quantum Warrants under the Exchange Act except as contemplated by this Agreement. Quantum has not received any notice from the NYSE or the SEC regarding the revocation of such listing or otherwise regarding the delisting of the Quantum Common Stock or Quantum Warrants from the NYSE or the SEC.

Section 7.13  PIPE Investment.

(a)  Quantum has delivered to the Company true, correct and complete copies of each of the Subscription Agreements entered into as of the date hereof by Quantum with the applicable PIPE Investors named therein, pursuant to which the PIPE Investors have committed to provide equity financing to Quantum solely for purposes of consummating the Transactions in the aggregate amount of $125,000,000 (together with any aggregate amount committed by any PIPE Investors following the date hereof, the “PIPE Investment Amount”). To the knowledge of Quantum, as of the date hereof, with respect to each PIPE Investor as of the date hereof, the Subscription Agreement with such PIPE Investor is in full force and effect and has not been withdrawn or terminated, or otherwise amended or modified, in any respect, and, as of the date hereof, no withdrawal, termination, amendment or modification is contemplated by Quantum. Each Subscription Agreement that has been entered into as of the date hereof is a legal, valid and binding obligation of Quantum and, to the knowledge of Quantum, each PIPE Investor party thereto, and neither the execution or delivery by Quantum nor the performance of Quantum’s obligations under any such Subscription Agreement violates or will violate any Laws. The Subscription Agreements provide that the Company is a third-party beneficiary thereof and is entitled to enforce such agreements against the PIPE Investor. There are no other agreements, side letters, or arrangements between Quantum and any PIPE Investor that could affect the obligation of such PIPE Investors to contribute to Quantum the applicable portion of the PIPE Investment Amount set forth in the Subscription Agreement of such PIPE Investors, and, as of the date hereof, Quantum does not know of any facts or circumstances that may reasonably be expected to result in any of the conditions set forth in any Subscription Agreement not being satisfied, or the PIPE Investment Amount pursuant thereto not being available to Quantum, on the Closing Date. As of the date hereof, no event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of Quantum under any material term or condition of any Subscription Agreement and, as of the date hereof, Quantum has no reason to believe that it will be unable to satisfy in all material respects on a timely basis any term or condition to closing to be satisfied by it contained in any Subscription Agreement. The Subscription Agreements contain all of the conditions precedent (other than the conditions contained in this Agreement) to the obligations of the PIPE Investors to contribute to Quantum the applicable portion of the PIPE Investment Amount set forth in the Subscription Agreements on the terms therein.

(b)  No fees, consideration or other discounts are payable or have been agreed to be paid by Quantum or any of its Subsidiaries to any PIPE Investor in respect of its PIPE Investment, except as set forth in the Subscription Agreements.

Section 7.14  Related Party Transactions. Except as described in the SEC Reports or in connection with the PIPE Investment, there are no transactions, Contracts, side letters, arrangements or understandings between Quantum, on the one hand, and any director, officer, employee, stockholder, warrant holder or Affiliate of Quantum.

Section 7.15  Investment Company Act. Neither Quantum nor any of its Subsidiaries is an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

Section 7.16  Interest in Competitors. Quantum does not own any interest, nor does any of its Associates (as defined under the HSR Act) or Affiliates insofar as such Affiliate-owned interests would be attributed to Quantum under the HSR Act or any other antitrust Law, in any Person that derives revenues from any lines of products, services or business within any of the Company’s or any of its Subsidiaries’ lines of products, services or business.

Section 7.17  Defense Production Act. No national or subnational governments of a single foreign state have a “substantial interest” (as defined in Section 721 of the Defense Production Act of 1950, as amended, including all implementing regulations thereof) in Quantum.

Section 7.18  Proxy Statement/Prospectus. When first filed pursuant to Section 14A of the Exchange Act, the Proxy Statement/Prospectus (or any amendment or supplement thereto), shall comply in all material respects with the applicable requirements of the Exchange Act. On the date of any filing pursuant to Section 14A of the Exchange Act, the date the Proxy Statement/Prospectus is first mailed to the Quantum Stockholders, and at the time of the Special Meeting, the Proxy Statement/Prospectus, together with any amendments or supplements thereto, will not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that Quantum makes no representations or warranties as to the information contained in or omitted from the Proxy Statement/Prospectus in reliance upon and in conformity with information furnished in writing to Quantum by or on behalf of the Company specifically for inclusion in the Registration Statement or the Proxy Statement/Prospectus.

Section 7.19  No Working Capital Loans. As of the date hereof, there are no Working Capital Loans outstanding.

Section 7.20  No Additional Representations or Warranties. Except as provided in this Article VII, neither Quantum nor any of its Affiliates, nor any of their respective directors, managers, officers, employees, equityholders, partners, members or Representatives has made, or is making, any representation or warranty whatsoever to the Company or its Affiliates and no such party shall be liable in respect of the accuracy or completeness of any information provided to the Company or its Affiliates.

Article VIII
COVENANTS OF THE COMPANY

Section 8.01  Conduct of Business. From the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms (the “Interim Period”), except as required by this Agreement, required by applicable Law (including applicable COVID-19 Measures) ,in connection with the Pre-Closing Restructuring, set forth in Section 8.01 of the Company Disclosure Letter, or consented to in writing by Quantum (which consent shall not be unreasonably conditioned, withheld, delayed or denied), (x) the Company shall, and shall cause its Subsidiaries to, use its reasonable efforts to operate its business in the ordinary course of business consistent with past practice, and (y) the Company shall not, and the Company shall cause its Subsidiaries not to, during the Interim Period:

(a)  change or amend the Governing Documents of the Company or Merger Sub;

(b)  make, declare, set aside, establish a record date for or pay any dividend or distribution, other than any dividends or distributions from any Subsidiary of the Company to the Company or any other Subsidiaries of the Company;

(c)  (i) issue, deliver, sell, transfer, pledge, dispose of or place any Lien (other than a Permitted Lien) on any Equity Securities of the Company or any of its Subsidiaries or (ii) issue, grant or agree to provide any options, warrants or other rights to purchase or obtain any Equity Securities of the Company or any of its Subsidiaries;

(d)  redeem, purchase, repurchase or otherwise acquire, or offer to redeem, purchase, repurchase or acquire, any Equity Securities of the Company or any of its Subsidiaries, except for (A) the acquisition by the Company or any of its Subsidiaries of any Equity Securities of the Company or its Subsidiaries in connection with the forfeiture or cancellation of such interests and (B) transactions between the Company and a Subsidiary of the Company or between Subsidiaries of the Company;

(e)  except in the ordinary course of business consistent with past practice, or as required by any Company Benefit Plan in effect on the date hereof or applicable Law, (i) make any grant or promise of any severance or termination payment to any Person, (ii) establish, adopt, enter into, amend in any respect or terminate any Company Benefit Plan, or any plan, agreement, program, policy, trust, fund or other arrangement that would be such type of Company Benefit Plan if it were in existence as of the date of this Agreement, or otherwise increase the amount or accelerate the vesting, payment or funding of any amount under the same, (iii) increase the compensation or benefits payable on or after the date hereof to any current or former director, officer, employee, Individual Consultant or Individual Independent Contractor of the Company and its Subsidiaries, (iv) enter into any collective bargaining or other Contract or understanding with any labor organization or (v) implement any employee layoffs that would implicate the WARN Act;

(f)  make any change in its customary accounting principles or methods of accounting materially affecting the reported consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, other than as may be required by applicable Law, GAAP or regulatory guidelines;

(g)  adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or its Subsidiaries;

(h)  directly or indirectly acquire by merging or consolidating with, or by purchasing substantially all of the assets of, or by purchasing all of or a substantial Equity Securities in, or by any other manner, any business or any corporation, partnership, limited liability company, joint venture, association or other entity or Person or division thereof, in each case, that would be material to the Company and the Subsidiaries, taken as a whole, and other than in the ordinary course of business;

(i)  issue any debt securities, or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any Person for Indebtedness except, in each case, in the ordinary course of business consistent with past practice and, as to Indebtedness, except as between or among the Company and its Subsidiaries;

(j)  make any loans or advance any money or other property to any Person, except for (A) advances in the ordinary course of business to employees, officers or Individual Independent Contractors of the Company or any of its Subsidiaries for expenses not to exceed $100,000 individually, or $250,000 in the aggregate, (B) prepayments and deposits paid to suppliers of the Company or any of its Subsidiaries in the ordinary course of business, (C) trade credit extended to customers of the Company or any of its Subsidiaries in the ordinary course of business, and (D) loans or advances among the Company and its Subsidiaries or among the Subsidiaries;

(k)  enter into any agreement that materially restricts the ability of the Company or its Subsidiaries to engage or compete in any line of business or enter into a new line of business, except where such restriction does not, and would not be reasonably likely to, individually or in the aggregate, materially and adversely affect, or materially disrupt, the ordinary course operation of the businesses of the Company and its Subsidiaries, taken as a whole;

(l)  enter into, assume, assign, partially or completely amend any material term of or terminate (excluding any expiration in accordance with its terms) any collective bargaining or similar agreement, other than as required by applicable Law;

(m)  enter into, modify in any material respect or terminate any Contract that is (or would be if entered into prior to the date of this Agreement) a Material Contract or Lease, other than in the ordinary course of business or as required by Law;

(n)  sell, assign, transfer, convey, lease, exclusively license, abandon, allow to lapse or expire, subject to or grant any Lien (other than Permitted Liens) on, or otherwise dispose of, any material assets, rights or properties (including material Owned Intellectual Property) of the Company, other than (A) equipment deemed by the Company in its reasonable business judgment to be obsolete or not worth the costs of maintaining or registering the item, (B) nonexclusive licenses granted by the Company or any of its Subsidiaries in the ordinary course of business, or (C) transactions among the Company and its Subsidiaries or among its Subsidiaries;

(o)  settle any pending or threatened Action (1) to the extent such settlement includes an agreement to accept or concede injunctive relief restricting the Company or a Subsidiary in a manner materially adverse to the Company or a Subsidiary or (2) to the extent such settlement involves a Government Authority or alleged criminal wrongdoing, in each case without first notifying Quantum of its intent to do so if such prior notification is legally permissible (as determined by the Company based on advice of counsel);

(p)  other than as required by applicable Law, (A) make, change or revoke any material Tax election in a manner inconsistent with past practice, or (B) adopt, change or revoke any accounting method with respect to material amounts of Taxes;

(q)  take or permit to be taken, or fail to take or permit to be failed to be taken, any action that would reasonably be expected to impair, impede or prevent the Merger from qualifying for the Intended Income Tax Treatment;

(r)  fail to maintain in full force and effect material insurance policies covering the Company and the Subsidiaries and their respective properties, assets and businesses in a form and amount consistent with past practices in a manner materially detrimental to the Company and its Subsidiaries;

(s)  enter into any Related Party Transactions or amend in any material respect any existing Related Party Transactions (excluding (i) any ordinary course payments of annual compensation, provision of benefits or reimbursement of expenses in respect of members or stockholders who are officers or directors of the Company or its Subsidiaries in their capacity as an officer or director and (ii) any Contracts between the Company or any of its Subsidiaries, on the one hand, and Monex, on the other hand, that are entered into in the ordinary course of business); or

(t)  enter into any agreement, or otherwise become obligated, to do any action prohibited under this Section 8.01.

Section 8.02  Inspection. Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to the Company or any of its Subsidiaries by third parties that may be in the Company’s or any of its Subsidiaries’ possession from time to time, and except for any information which (x) relates to interactions prior to July 22, 2021 with prospective buyers of the Company or the negotiation of this Agreement or the Transactions, (y) is prohibited from being disclosed by applicable Law or (z) on the advice of legal counsel of the Company would result in the loss of attorney-client privilege or other privilege from disclosure, during the Interim Period the Company shall, and shall cause its Subsidiaries to, afford to Quantum, it Affiliates and their respective Representatives reasonable access during normal business hours and with reasonable advance notice, in such manner as to not unreasonably interfere with the normal operation of the Company and its Subsidiaries and so long as permissible under applicable Law, to their respective properties, assets, books, Contracts, commitments, Tax Returns, records and appropriate officers and employees of the Company and its Subsidiaries, and shall use its and their reasonable efforts to furnish such Representatives with financial and operating data and other information concerning the business and affairs of the Company and its Subsidiaries that are in the possession of the Company or its Subsidiaries, in each case, as Quantum and its Representatives may reasonably request solely for purposes of consummating the Transactions; provided, however, that Quantum shall not be permitted to perform any environmental sampling or testing at any Leased Real Property, including sampling of soil, groundwater, surface water, building materials, or air or wastewater emissions; provided, further, however, that remote access may be provided by the Company and its Subsidiaries in lieu of physical access in response to COVID-19 to the extent reasonably necessary (1) to protect the health and safety of such officers and employees or (2) in order to comply with any applicable COVID-19 Measures. The Parties shall use reasonable efforts to make alternative arrangements for such disclosure where the restrictions in the preceding sentence apply. Any request, and the provision of access or information, in each case pursuant to this Section 8.02 shall be made in a time and manner so as not to materially delay the Closing. All information obtained by Quantum and its Representatives under this Agreement shall be subject to the Confidentiality Agreement prior to the Closing.

Section 8.03  No Claim Against the Trust Account. The Company acknowledges that it has read the Final Prospectus and other SEC Reports, the Quantum Organizational Documents, and the Trust Agreement and understands that Quantum has established the Trust Account described therein containing all but a small portion of the net proceeds of its initial public offering (the “IPO”), as well as a portion of the underwriting discounts and commissions (including underwriting discounts and proceeds due to the underwriters for any exercise of the IPO underwriters’ overallotment option) and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of Quantum’s public stockholders (including overallotment shares acquired by Quantum’s underwriters, the “Public Stockholders”) and that, except as otherwise described in the Final Prospectus, Quantum may disburse monies from the Trust Account only: (a) upon the completion of the initial Business Combination, (b) upon the redemption of 100% of the Quantum Common Stock if Quantum does not complete its initial Business Combination prior to February 9, 2023, subject to applicable law, (c) upon the redemption of Quantum Common Stock in connection with a Quantum Stockholder vote to approve an amendment to the Certificate of Incorporation (i) to modify the substance or timing of Quantum’s obligation to redeem 100% of the Quantum Common Stock if Quantum has not completed an initial Business Combination prior to February 9, 2023 or (ii) with respect to any other provision relating to Quantum Stockholders’ rights or pre-initial Business Combination and (iv) with respect to any interest earned on the funds held in the Trust Account, to pay income and other tax obligations owed by Quantum.. The Company, on behalf of itself, its Subsidiaries and its and their respective equityholders and Affiliates, hereby acknowledges and agrees that neither the Company, nor any of its Subsidiaries and its and their respective equityholders and Affiliates, do now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom (other than any distributions to Quantum), or make any claim against the Trust Account (including any distributions therefrom (other than any distributions to Quantum)), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement, any Transaction Document or any proposed or actual business relationship between Quantum or its Representatives, on the one hand, and the Company or its Representatives, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Released Claims”). The Company further acknowledges that, if the Transactions, or, in the event of a termination of this Agreement, another Business Combination, are not consummated by August 9, 2022, or such later date as approved by the stockholders of Quantum to complete a Business Combination, Quantum will be obligated to return to its stockholders the amounts being held in the Trust Account. Accordingly, the Company (on behalf of itself and its controlled Affiliates) (i) hereby irrevocably waives any Released Claims that the Company, its Subsidiaries and its and their respective equityholders and Affiliates may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations, contracts or agreements with Quantum or any of its Affiliates for any reason whatsoever, and will not seek recourse against the Trust Account at any time for any reason whatsoever, (ii) agrees and acknowledges that such irrevocable waiver is material to this Agreement and the Transactions and specifically relied upon by Quantum to induce Quantum to enter into this Agreement, and (iii) intends and understands such waiver to be valid, binding and enforceable against the Company, the Pre-Closing Holders and their respective Affiliates under applicable Law. Notwithstanding anything to the contrary, nothing in this Section 8.03 shall (x) serve to limit or prohibit the right of the Company, the Company, its Subsidiaries and its and their respective equityholders and Affiliates to pursue a claim against Quantum pursuant to this Agreement for legal relief against monies or other assets of Quantum held outside of the Trust Account or for specific performance or other equitable relief in connection with the Transactions or for fraud in the making of the representations and warranties in Article VII, and (y) serve to limit or prohibit the Company’s or its controlled Affiliates’ rights to pursue a claim against Quantum or any of its Affiliates for legal relief against assets held outside the Trust Account (including from and after the consummation of a Business Combination other than as contemplated by this Agreement) or pursuant to Section 13.13 for specific performance or other injunctive relief. This Section 8.03 shall survive the termination of this Agreement for any reason.

Section 8.04  Company Stockholder Approval; Merger Sub Stockholder Approval.

(a)  Upon the terms set forth in this Agreement, the Company shall, as soon as reasonably practicable and in any event no later than three (3) Business Days after the date hereof, (i) obtain and deliver to Quantum, the Company Stockholder Approval, (A) in the form of a written consent executed by Monex (pursuant to the Company Support Agreement) and (B) in accordance with the terms and subject to the conditions of the Company’s Governing Documents, and (ii) take all other action necessary or advisable to secure the Company Stockholder Approval.

(b)  Upon the terms set forth in this Agreement, the Company, as the sole stockholder of Merger Sub, shall, as soon as reasonably practicable, and in any event no later than three (3) Business Days after the date hereof, deliver to Quantum the Merger Sub Stockholder Approval (A) in the form of a written consent executed by the Company (pursuant to the Company Support Agreement) and (B) in accordance with the terms and subject to the conditions of Merger Sub’s Governing Documents.

Section 8.05  Pre-Closing Restructuring. The Company shall, and shall cause its Subsidiaries, as applicable, to take those actions set forth, and otherwise in the manner described, in Annex A (such actions, the “Pre-Closing Restructuring” and such Annex, the “Pre-Closing Restructuring Plan”) and consummate and make effective the Pre-Closing Restructuring prior to the Closing.

Section 8.06  Indemnification and Insurance.

(a)  The Company agrees that all rights provided in the Governing Documents of Quantum or in any other agreement to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including in respect of any matters arising in connection with this Agreement and the Transactions) in favor of each Person who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of Quantum (each, a “D&O Indemnitee”) shall survive the Merger and shall continue in full force and effect for a period of not less than six (6) years from the Effective Time.

(b)  Prior to the Closing, Quantum may cause coverage to be extended under Quantum’s current directors’ and officers’ liability insurance by obtaining a six-year “tail” policy containing terms not materially less favorable than the terms of such current insurance coverage with respect to claims existing or occurring at or prior to the Effective Time.

(c)  Notwithstanding anything contained in this Agreement to the contrary, this Section 8.06 shall not be terminated or modified in such a manner as to materially and adversely affect any D&O Indemnitee to whom this Section 8.06 applies without the consent of the affected D&O Indemnitee. In the event that the Company, Quantum or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Company or Quantum, as the case may be, shall succeed to the obligations set forth in this Section 8.06.

(d)  On the Closing Date, the Company shall enter into customary indemnification agreements reasonably satisfactory to each of the Company and Quantum with the post-Closing directors and officers of the Company, which indemnification agreements shall continue to be effective following the Closing.

Section 8.07  Company NYSE Listing. From the date hereof through the Closing, the Company shall prepare and submit to NYSE a listing application, if required under NYSE rules, covering the shares of Company Common Stock and warrants to be issued in connection with the Transactions, and shall obtain approval for the listing of such shares of Company Common Stock and warrants, and Quantum shall reasonably cooperate with the Company with respect to such listing.

Section 8.08  Incentive Equity Plan. Prior to the Closing Date, the Company shall approve, and subject to approval of the Company’s sole stockholder, adopt, a management incentive equity plan in the form attached hereto as Exhibit F (with such changes as may be agreed by the Company and Quantum), (the “Incentive Equity Plan”). As soon as practicable in accordance with applicable Law after the Effective Time, the Company shall file an effective registration statement on Form S-8 (or other applicable form) with respect to the Company Common Stock issuable under the Incentive Equity Plan, and the Company shall use reasonable efforts to maintain the effectiveness of such registration statement(s) (and maintain the current status of the prospectus or prospectuses contained therein) for so long as awards granted pursuant to the Incentive Equity Plan remain outstanding.

Section 8.09  Financial Statements(a). During the Interim Period, as promptly as reasonably practicable but in no event later than forty-five (45) days following the end of each fiscal quarter, the Company shall deliver to Quantum unaudited consolidated financial statements including a consolidated statement of financial condition as of the end of the applicable interim period and related unaudited consolidated statement of income, cash flows and shareholder’s equity prepared in accordance with GAAP for the period from the beginning of the fiscal year to the end of the applicable period and for the comparable period of the prior fiscal year (the “Additional Interim Financial Statements”). The Company shall reasonably cooperate with Quantum in connection with the preparation for inclusion in the Proxy Statement/Prospectus of pro forma financial statements that comply with the requirements of Regulation S-X under the rules and regulations of the SEC (as interpreted by the staff of the SEC).

Section 8.10  Non-Transfer of Certain Quantum Intellectual Property.

(a)  The Company acknowledges that Quantum is in possession of certain confidential and proprietary information of third parties received in connection with the Quantum’s evaluation of alternative business combinations, including but not limited to, information concerning the business, financial condition, operations, assets and liabilities, trade secrets, know-how, technology, customers, business plans, Intellectual Property rights, promotional and marketing efforts, the existence and progress of financings, mergers, sales of assets, take-overs or tender offers of third parties, including Quantum’s and its respective Representatives’ internal notes and analysis concerning such information (collectively, “Evaluation Material”), and that the Evaluation Material is or may be subject to confidentiality or non-disclosure agreements. The Company acknowledges it has no right or expectancy in or to the Evaluation Material, other than its right to use same pursuant to the Confidentiality Agreement.

(b)  The Company shall have no right or expectancy in or to the ownership or use of the name “Quantum FinTech Acquisition Corporation” or any derivation thereof, the trading symbols “QFTA”, “QFTA-UN” or “QFTA-WT,” Quantum’s internet domain name (https://www.qftacorp.com/), or the Intellectual Property rights therein (collectively, the “Quantum Marks”) as a trademark or other identifier of source. For clarity, nothing in this Agreement, prevents the Company from using the Quantum Marks (i) in a neutral, non-trademark manner (e.g., to describe or reference the historical relationship of the parties or the transactions set forth in and contemplated by this Agreement), or (ii) to the extent required by Law.

Article IX
COVENANTS OF QUANTUM

Section 9.01  Conduct of Quantum During the Interim Period.

(a)  During the Interim Period, except as set forth in Section 9.01 of the Quantum Disclosure Letter, as required by this Agreement, as required by applicable Law (including applicable COVID-19 Measures), or as consented to by the Company in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied, except, in the case of clauses (i), (ii), (iv), (vi) and (vii) below, as to which the Company’s consent may be granted or withheld in its sole discretion), Quantum shall not, and shall cause each of its Subsidiaries not to:

(i)  change, modify, supplement, restate or amend the Trust Agreement or the Quantum Organizational Documents;

(ii)   (A) declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding Equity Securities in, Quantum; (B) split, combine or reclassify any Equity Securities in Quantum; or (C) other than in connection with the Quantum Stockholder Redemption or as otherwise required by Quantum’s Organizational Documents in order to consummate the Transactions, repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any Equity Securities in, Quantum;

(iii)   other than as required by applicable Law, (A) make, change or revoke any material Tax election in a manner inconsistent with past practice, (B) adopt, change or revoke any accounting method with respect to material amounts of Taxes, (C) file or amend any Tax Return with respect to material amounts of Taxes in a manner inconsistent with past practice, (D) settle or compromise any material Tax liability or any Action, audit or other similar proceeding related to material amounts of Taxes, (E) enter into any closing agreement with respect to any material amounts of Tax, (F) consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment relating to material amounts of Taxes, (G) knowingly surrender any claim for a refund of a material amount of Taxes or (H) enter into any Tax allocation, Tax sharing, Tax indemnification or similar agreement or arrangement (other than any customary commercial agreement not primarily relating to Taxes);

(iv)  enter into, renew, modify, supplement or amend any transaction or Contract with an Affiliate of Quantum (including, for the avoidance of doubt, the Sponsor, and, where applicable, (x) anyone related by blood, marriage or adoption to the Sponsor or (y) any Person in which the Sponsor has a direct or indirect legal, contractual or beneficial ownership interest of 5% or greater);

(v)  waive, release, compromise, settle or satisfy any pending or threatened Action or compromise or settle any liability;

(vi)  incur, guarantee or otherwise assume (whether directly, contingently or otherwise) any Indebtedness, other than Working Capital Loans not exceeding $500,000 in the aggregate;

(vii)  (A) offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any Equity Securities in Quantum or any of its Subsidiaries, other than (x) issuance of Quantum Common Stock in connection with the exercise of any Quantum Warrants outstanding on the date hereof, or (y) issuance of Quantum Common Stock at not less than $10 per share on the terms set forth in the Subscription Agreements or (B) amend, modify or waive any of the terms or rights set forth in, any Quantum Warrant or the Warrant Agreement, including any amendment, modification or reduction of the warrant price set forth therein;

(viii)    (A) materially amend, or modify or consent to the termination (excluding any expiration in accordance with its terms) of any Contracts to which Quantum is party to (including engagement letters with financial advisors) in a manner adverse to Quantum or that would increase, add to or supplement Quantum’s expenses related to the Transactions or (B) enter into a Contract that would increase, add to or supplement Quantum’s expenses related to the Transactions;

(ix)  take or permit to be taken, or fail to take or permit to be failed to be taken, any action that would reasonably be expected to impair, impede or prevent the Merger from qualifying for the Intended Income Tax Treatment; or

(x)  enter into any agreement, or otherwise become obligated, to take any action prohibited under this Section 9.01.

(b)  During the Interim Period, Quantum shall, and shall cause its Affiliates, including Sponsor, to comply with, and continue performing under, as applicable, the Quantum Organizational Documents, the Trust Agreement, the Transaction Documents and all other agreements or Contracts to which Quantum or its Subsidiaries may be a party.

Section 9.02  PIPE Investment. Unless otherwise approved in writing by the Company, Quantum shall not permit any amendment or modification to be made to, any waiver (in whole or in part) of, or provide consent to modify (including consent to terminate), any provision or remedy under any of the Subscription Agreements. Subject to the immediately preceding sentence, Quantum shall take, or cause to be taken, all actions and do, or cause to be done, all things required, necessary, proper or advisable to consummate the transactions contemplated by the Subscription Agreements on the terms and conditions described therein, including by enforcing its rights under the Subscription Agreements to cause the PIPE Investors to pay to (or as directed by) Quantum the applicable purchase price under each PIPE Investor’s applicable Subscription Agreement in accordance with its terms. Without limiting the generality of the foregoing, Quantum shall give the Company, prompt (and, in any event within one (1) Business Day) written notice: (i) prior to any amendment to any Subscription Agreement (other than as a result of any assignments or transfers contemplated therein or otherwise permitted thereby); (ii) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could give rise to any breach or default) by the counterparty to any Subscription Agreement; (iii) of the receipt of any written notice or other written communication from any party with respect to any actual, potential, threatened or claimed expiration, lapse, withdrawal, breach, default, termination or repudiation of any Subscription Agreement or any provisions of such agreements or (iv) if Quantum does not expect to receive all or any portion of the PIPE Investment Amount on the terms, in the manner or from the persons contemplated by the Subscription Agreements.

Section 9.03  Inspection. Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to Quantum or its Subsidiaries by third parties that may be in Quantum’s or its Subsidiaries’ possession from time to time, and except for any information which (x) relates to interactions prior to July 22, 2021 with prospective counterparties to a Business Combination or the negotiation of this Agreement or the Transaction, (y) is prohibited from being disclosed by applicable Law or (z) on the advice of legal counsel of Quantum would result in the loss of attorney-client privilege or other privilege from disclosure, Quantum shall, and shall cause its Subsidiaries to, afford to the Company, its Affiliates and their respective Representatives reasonable access during the Interim Period, during normal business hours and with reasonable advance notice, in such manner as to not unreasonably interfere with the normal operation of the Quantum and its Subsidiaries and so long as permissible under applicable Law, to their respective properties and assets, books, Contracts, commitments, Tax Returns, records and appropriate officers and employees of Quantum and its Subsidiaries, and shall use its and their reasonable efforts to furnish such Representatives with all financial and operating data and other information concerning the business and affairs of Quantum and its Subsidiaries that are in the possession of Quantum or its Subsidiaries, in each case as the Company and its Representatives may reasonably request solely for purposes of consummating the Transactions; provided, however, that remote access may be provided by Quantum lieu of physical access in response to COVID-19 to the extent reasonably necessary (a) to protect the health and safety of such officers and employees or (b) in order to comply with any applicable COVID-19 Measures. The Parties shall use reasonable efforts to make alternative arrangements for such disclosure where the restrictions in the preceding sentence apply. Any request, and the provision of access or information, in each case pursuant to this Section 9.03, shall be made in a time and manner so as not to materially delay the Closing. All information obtained by the Company, its Affiliates and their respective Representatives under this Agreement shall be subject to the Confidentiality Agreement prior to the Effective Time.

Section 9.04  Quantum NYSE Listing. From the date hereof through the Closing, Quantum shall use commercially reasonable efforts to ensure Quantum remains listed as a public company on, and for shares of Quantum Common Stock and Quantum Warrants (but, in the case of Quantum Warrants, only to the extent issued as of the date hereof) to be listed on, NYSE.

Section 9.05  Quantum Public Filings. From the date hereof through the Closing Date, Quantum shall use commercially reasonable efforts to keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Securities Laws.

Section 9.06  Qualification as an Emerging Growth Company. Quantum shall, at all times during the period from the date hereof until the Closing: use commercially reasonable efforts to (a) take all actions necessary to continue to qualify as an “emerging growth company” within the meaning of the JOBS Act and (b) not take any action that would cause Quantum to not qualify as an “emerging growth company” within the meaning of the JOBS Act.

Section 9.07  Stockholder Litigation. In the event that any litigation related to this Agreement, the other Transaction Documents or any or the transactions contemplated hereby or thereby is brought, or, to the knowledge of Quantum, threatened in writing, against Quantum or the Board of Directors of Quantum by any Quantum Stockholders prior to the Closing, Quantum shall engage an outside counsel approved by the Company (such approval not to be unreasonably withheld, delayed or conditioned) and shall promptly notify the Company of any such litigation and keep the Company reasonably informed with respect to the status thereof. Quantum shall provide the Company the opportunity to participate in (subject to a customary joint defense agreement), but not control, the defense of any such litigation, shall give good faith consideration to the Company’s advice with respect to such litigation and shall not settle any such litigation without prior written consent of the Company.

Section 9.08  FIRPTA. On or before the Closing Date, Quantum shall provide the Company with a duly executed certificate meeting the requirements of Treasury Regulations Section 1.1445-2(c)(3).

Article X
JOINT COVENANTS

Section 10.01  Support of Transaction. Without limiting any covenant contained in Article VIII or Article IX, Quantum and the Company shall each, and shall each cause their respective Subsidiaries to: (a) use reasonable efforts to assemble, prepare and file any information (and, as needed, to supplement such information) as may be reasonably necessary to obtain as promptly as practicable all governmental and regulatory consents required to be obtained in connection with the Transactions, (b) use reasonable efforts to obtain all material consents and approvals of third parties that any of Quantum, the Company, or their respective Affiliates are required to obtain in order to consummate the Transactions; provided, that, to the extent agreed to by Quantum, the Company shall not be required to seek any such required consents or approvals of third-party counterparties to Material Contracts with the Company or its Subsidiaries, and (c) take such other action as may reasonably be necessary or as another Party may reasonably request to satisfy the conditions of the other Party set forth in Article XI or otherwise to comply with this Agreement and to consummate the Transactions as soon as practicable. Notwithstanding the foregoing, in no event shall Quantum, the Company or any of its Subsidiaries be obligated to bear any material expense or pay any material fee or grant any material concession in connection with obtaining any consents, authorizations or approvals pursuant to the terms of any Contract to which the Company or any of its Subsidiaries is a party or otherwise required in connection with the consummation of the Transactions.

Section 10.02  Proxy Statement/Prospectus; Quantum Special Meeting.

(a)  As promptly as practicable following the execution and delivery of this Agreement, (x) Quantum and the Company shall, in accordance with this Section 10.02(a), jointly prepare and Quantum shall file with the SEC, mutually acceptable materials which shall include the proxy statement to be filed with the SEC as part of the Registration Statement and sent to the Quantum Stockholders relating to the Special Meeting (such proxy statement, together with any amendments or supplements thereto, the “Proxy Statement”) and (y) the Company shall prepare (with Quantum’s reasonable cooperation, and Quantum shall cause its Representatives to cooperate) and file with the SEC the Registration Statement, in which the Proxy Statement will be included as a prospectus (the “Proxy Statement/Prospectus”), in connection with the registration under the Securities Act of the shares of Company Common Stock that constitute the Closing Quantum Share Consideration and, if appropriate, the Quantum Warrants to be assumed by the Company and/or shares of Company Common Stock issuable upon exercise thereof (the “Registration Statement Securities”). Each of Quantum and the Company shall use its reasonable efforts to cause the Proxy Statement/Prospectus to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Transactions. The Company also agrees to use its reasonable efforts to obtain all necessary state Securities Law or “Blue Sky” Permits required to carry out the Transactions, and Quantum shall furnish all information concerning Quantum or the Sponsor as may be reasonably requested in connection with any such action. Each of Quantum and the Company agrees to furnish to the other party all information concerning itself, its Subsidiaries, officers, directors, managers, stockholders, and other equityholders and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Proxy Statement/Prospectus, a Current Report on Form 8-K pursuant to the Exchange Act in connection with the transactions contemplated by this Agreement, or any other statement, filing, notice or application made by or on behalf of Quantum, the Company or their respective Subsidiaries to any regulatory authority (including NYSE) in connection with the Merger and the other Transactions (the “Offer Documents”). Quantum will cause the Proxy Statement/Prospectus to be mailed to the Quantum Stockholders in each case promptly after the Registration Statement is declared effective under the Securities Act.

(b)  To the extent not prohibited by Law, the Company will advise Quantum, reasonably promptly after the Company receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the Company Common Stock for offering or sale in any jurisdiction, of the initiation or written threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or the Proxy Statement/Prospectus or for additional information. To the extent not prohibited by Law, Quantum and its counsel shall be given a reasonable opportunity to review and comment on the Registration Statement or the Proxy Statement/Prospectus and any Offer Document each time before any such document is filed with the SEC, and the Company shall give reasonable and good faith consideration to and reflect any comments made by Quantum and its counsel. To the extent not prohibited by Law, the Company shall provide Quantum and its counsel with (A) any comments or other communications, whether written or oral, that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Registration Statement or the Proxy Statement/Prospectus or Offer Documents promptly after receipt of those comments or other communications and (B) a reasonable opportunity to participate in the response of the Company to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating in any discussions or meetings with the SEC.

(c)  Each of Quantum and the Company shall ensure that none of the information supplied by it or on its behalf for inclusion or incorporation by reference in (A) the Registration Statement will, at the time the Registration Statement is filed with the SEC, at each time at which it is amended and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, not misleading or (B) the Proxy Statement will, at the date it is first mailed to the Quantum Stockholders and at the time of the Special Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(d)  If at any time prior to the Effective Time any information relating to the Company, Quantum or any of their respective Subsidiaries, Affiliates, directors or officers is discovered by the Company or Quantum, which is required to be set forth in an amendment or supplement to the Proxy Statement or the Registration Statement, so that neither of such documents would include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, with respect to the Proxy Statement, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the Quantum Stockholders.

(e)  Quantum Special Meeting. Quantum shall, prior to or (if impracticable to do so prior to such effectiveness) as promptly as practicable after the Registration Statement is declared effective under the Securities Act, establish a record date (which date shall be mutually agreed with the Company, acting reasonably) for, and, as promptly as practicable after such effectiveness, give notice of and duly call a meeting of the Quantum Stockholders (such meeting, including any adjournment or postponement thereof, the “Special Meeting”), which meeting shall be initially called for a date not more than thirty (30) days after the date on which the Registration Statement is declared effective, subject to any postponement or adjournment as provided in this Section 10.02(e) (or such longer period to which the Company may consent), for the purpose of, among other things: (A) providing Quantum Stockholders with the opportunity to redeem shares of Quantum Common Stock by tendering such shares for redemption not later than 5:00 p.m. Eastern Time on the date that is two (2) Business Days prior to the date of the Special Meeting (the “Quantum Stockholder Redemption”) and (B) soliciting proxies from holders of Quantum Common Stock to vote at the Special Meeting in favor of: (1) the adoption of this Agreement and approval of the Transactions (including the Merger); (2) the approval of the issuance of the shares in connection with the PIPE Investment and any other proposals as either the SEC or NYSE (or the respective staff members thereof) may indicate are necessary in its comments to the Registration Statement or in correspondence related thereto, or any other proposals the Parties agree are necessary or desirable to consummate the Transactions; (3) adoption and approval of any other proposals as reasonably agreed by Quantum and the Company to be necessary or appropriate in connection with the Transactions; and (4) the adjournment of the Special Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (collectively, the “Quantum Stockholder Matters”). Quantum shall include the Quantum Board Recommendation in the Proxy Statement. Notwithstanding the foregoing, if at any time prior to, but not after, obtaining approval of the Quantum Stockholder Matters, the board of directors of Quantum determines that a Material Adverse Effect has occurred, the board of directors of Quantum may change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the Quantum Board Recommendation to the extent required, upon advice of external counsel, in order to comply with fiduciary duties under applicable Law (together with any change, withdrawal, withholding, qualification or modification of its recommendation to the Quantum Stockholders described in the Recitals hereto, a “Change in Recommendation”). To the fullest extent permitted by applicable Law, (A) Quantum agrees that its obligation to establish a record date for, duly call, give notice of, convene and hold the Special Meeting for the purpose of seeking the Quantum Stockholder Approval shall not be affected by any Change in Recommendation or other intervening event or circumstance, and (B) Quantum agrees to establish a record date for, duly call, give notice of, convene and hold the Special Meeting and submit for the approval of its stockholders the Quantum Stockholder Matters, in each case in accordance with this Agreement, regardless of any Change in Recommendation or other intervening event or circumstance. Quantum may only postpone or adjourn the Special Meeting (and, in the case of the following clauses (ii) and (iii), at the request of the Company, shall postpone or adjourn), for a period of no longer than fifteen (15) days after the most recent date of the Special Meeting or adjournment or postponement thereof and in no event later than five (5) Business Days prior to the Termination Date: (i) to ensure that any supplement or amendment to the Proxy Statement that the board of directors of Quantum has determined in good faith after consultation with outside legal counsel is required by applicable Law is disclosed to Quantum Stockholders and for such supplement or amendment to be promptly disseminated to Quantum Stockholders prior to the Special Meeting; (ii) if, as of the time for which the Special Meeting is originally scheduled (as set forth in the Proxy Statement), there are insufficient shares of Quantum Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the Special Meeting; (iii) in order to solicit additional proxies from stockholders for purposes of obtaining the Quantum Stockholder Approval; or (iv) for an aggregate of no longer than thirty (30) days (unless the Company consents in writing to additional adjournments or postponements), for purposes of satisfying the condition set forth in Section 11.03(c)hereof (unless the Company has waived such condition); provided, that, notwithstanding any longer adjournment or postponement period specified at the beginning of this sentence, in the event of any such postponement or adjournment, the Special Meeting shall be reconvened as promptly as practicable following such time as the matters described in such clauses have been resolved.

Section 10.03  Exclusivity.

(a)  During the Interim Period, the Company shall not take, and it shall direct its Affiliates and Representatives not to take, whether directly or indirectly, any action to (i) solicit, initiate, continue or engage in discussions or negotiations with, or enter into any agreement with, or knowingly encourage, respond to, or provide information to, any Person (other than Quantum or any of its Affiliates or Representatives) concerning any merger, recapitalization or similar business combination transaction, or any sale of substantially all of the assets involving the Company and its Subsidiaries, taken as a whole (each such acquisition transaction, but excluding the Transactions, an “Acquisition Transaction”) or (ii) commence, continue or renew any due diligence investigation regarding, or that is reasonably likely to give rise to or result in, any offer, inquiry, proposal or indication of interest, written or oral, with respect to, or which is reasonably likely to give rise to or result in, an Acquisition Transaction; provided, that, the execution, delivery and performance of this Agreement and the other Transaction Documents and the consummation of the Transactions shall not be deemed a violation of this Section 10.03(a). The Company shall, and shall direct its Affiliates and Representatives to, immediately cease any and all existing discussions or negotiations with any Person conducted prior to the date hereof with respect to, or which is reasonably likely to give rise to or result in, an Acquisition Transaction. Furthermore, if the Company, any of its Subsidiaries or any of their respective Representatives receives any inquiry or proposal with respect to an Acquisition Transaction at any time prior to the Closing, then the Company shall promptly (and in no event later than forty eight (48) hours after the Company becomes aware of such inquiry or proposal) (1) advise Quantum orally and in writing of such inquiry or proposal (including the identity of the Person making such inquiry or submitting such proposal, and the terms thereof) and (2) provide Quantum with a copy of such inquiry or proposal, if in writing.

(b)  During the Interim Period, Quantum shall not take, nor shall it permit any of its Affiliates or Representatives to take, whether directly or indirectly, any action to solicit, initiate, continue or engage in discussions or negotiations with, or enter into any agreement with, or encourage, respond to, provide information to or commence due diligence with respect to, any Person (other than the Company, its shareholders or any of their Affiliates or Representatives), concerning, relating to or which is intended or is reasonably likely to give rise to or result in, any offer, inquiry, proposal or indication of interest, written or oral relating to any Business Combination (a “Business Combination Proposal”) other than with the Company, its shareholders and their respective Affiliates and Representatives; provided, that, the execution, delivery and performance of this Agreement and the other Transaction Documents and the consummation of the Transactions shall not be deemed a violation of this Section 10.03(b). Quantum shall, and shall direct its Representatives to, immediately cease any and all existing discussions or negotiations with any Person conducted prior to the date hereof with respect to, or which is reasonably likely to give rise to or result in, a Business Combination Proposal. If Quantum, any of its Affiliates or any of their respective Representatives receives any inquiry or proposal with respect to a Business Combination Proposal at any time prior to the Closing, then Quantum shall promptly (and in no event later than forty eight (48) hours after Quantum becomes aware of such inquiry or proposal) (1) advise the Company orally and in writing of such inquiry or proposal (including the identity of the Person making such inquiry or submitting such proposal, and the terms thereof) and (2) provide the Company with a copy of such inquiry or proposal, if in writing.

Section 10.04  Tax Matters.

(a)  Notwithstanding anything to the contrary contained herein, Quantum shall pay all transfer, documentary, sales, use, stamp, registration, value-added or other similar Taxes incurred in connection with the Transactions (collectively “Transfer Taxes”). Quantum shall, at its own expense, file all necessary Tax Returns with respect to all such Taxes, and, if required by applicable Law, the Company will join in the execution of any such Tax Returns. The Parties shall use their commercially reasonable efforts to obtain any certificate or other document from any Governmental Authority or any other Person or take any other reasonable action as may be necessary to mitigate, reduce or eliminate any Transfer Tax that could be imposed in connection with the Transactions.

(b)  For U.S. federal income tax purposes (and for purposes of any applicable state or local income tax law that follows the U.S. federal income tax treatment of the Merger), each of the Parties intends that (i) the Merger will constitute a transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations thereunder to which each of Quantum and the Company are parties under Section 368(b) of the Code; and (ii) any Monex Earn Out Shares or Sponsor Earn Out Shares that are issued will be treated as an adjustment to Closing Monex Share Consideration or Closing Quantum Share Consideration, as applicable, for Tax purposes that is eligible (other than with respect to any imputed interest component) for non-recognition treatment under the Code and Treasury Regulations in connection with the reorganization described in clause (i) (and will not be treated as “other property” within the meaning of Section 356 of the Code) (clauses (i) and (ii), collectively, the “Intended Income Tax Treatment”). The Parties will prepare and file all Tax Returns consistent with the Intended Income Tax Treatment and will not take any inconsistent position on any Tax Return or during the course of any audit, litigation or other proceeding with respect to Taxes, except as otherwise required by a change in applicable Law after the date hereof or a final “determination” within the meaning of Section 1313(a)(1) of the Code. Each of the Parties agrees to (x) promptly notify all other Parties of any challenge to the Intended Income Tax Treatment by any Governmental Authority and (y) cooperate with each other and their respective counsel to document and provide factual support for the Intended Income Tax Treatment, including by reasonably cooperating to provide factual support letters.

(c)  No Party shall take or cause to be taken any action, or fail to take or cause to be failed to be taken any action, which action or failure to act would reasonably be expected to impair, impede or prevent the Merger from qualifying for the Intended Income Tax Treatment. Both prior to and following the Effective Time, each of the Parties shall, and shall cause their respective Subsidiaries and Affiliates to, use their reasonable best efforts to cause the Merger to qualify for the Intended Income Tax Treatment.

(d)  The Company, Quantum, and Merger Sub hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulation Sections 1.368-2(g) and 1.368-3(a).

Section 10.05  Confidentiality; Publicity.

(a)  Quantum acknowledges that the information being provided to it in connection with this Agreement and the consummation of the transactions contemplated hereby and thereby is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference. The Confidentiality Agreement shall survive the execution and delivery of this Agreement and shall apply to all information furnished thereunder or hereunder and any other activities contemplated hereby and thereby. The Company acknowledges that, in connection with the PIPE Investment, Quantum shall be entitled to disclose, pursuant to the Exchange Act, any information contained in any presentation to the PIPE Investors, which information may include Evaluation Material (as defined in the Confidentiality Agreement); provided, that, Quantum provides the Company with a reasonable opportunity to review and provide comments to such presentation and the Company consents to the contents thereof (such consent not to be unreasonably withheld, conditioned or delayed).

(b)  The Company and Quantum shall reasonably cooperate to create and implement a communications plan regarding the Transactions promptly following the date hereof. Notwithstanding the foregoing, none of Quantum, the Company or any of their respective Affiliates shall make any public announcement or issue any public communication regarding this Agreement or the Transactions, or any matter related to the foregoing, without first obtaining the prior consent of the Company or Quantum, as applicable (which consent shall not be unreasonably withheld, conditioned or delayed), except (i) if such announcement or other communication is required by applicable Law or legal process (including pursuant to the Securities Laws or the rules of any national securities exchange), in which case Quantum or the Company, as applicable, shall use their reasonable efforts to obtain such consent with respect to such announcement or communication with the other Party, prior to announcement or issuance; and (ii) subject to this Section 10.05, each Party and its Affiliates may make announcements regarding the status and terms (including price terms) of this Agreement and the transactions contemplated hereby to their respective directors, officers, employees, direct and indirect current or prospective limited partners and investors or otherwise in the ordinary course of their respective businesses, in each case, so long as such recipients are obligated to keep such information confidential, without the consent of any other Party; and provided, further, that subject to Section 8.02 and this Section 10.05, the foregoing shall not prohibit any Party from communicating with third parties to the extent necessary for the purpose of seeking any third party consent; provided, further, that notwithstanding anything to the contrary in the foregoing in this Section 10.05(b) (a) public announcements and communications that are consistent with public announcements and communications previously approved pursuant to this Section 10.05(b) shall not require approval by either Party, and (b) subject to compliance with Section 10.05(a), communications by the Company with its customers, employees and other existing or prospective business relationships will not be considered public announcements or communications for purposes of this Section 10.05(b); provided, further, that notwithstanding anything to the contrary in this Section 10.05(b), nothing herein shall modify or affect Quantum’s obligations pursuant to Section 10.02.

(c)  The initial press release concerning this Agreement and the Transactions shall be a joint press release in the form mutually agreed by the Company and Quantum prior to the execution of this Agreement, and such initial press release shall be released as promptly as practicable after the execution of this Agreement.

Section 10.06  Company Board of Directors, Committees and Officers.

(a)  The Parties shall take all actions necessary to ensure that the individuals listed in Section 10.06(a) of the Company Disclosure Letter are elected and appointed as directors of the Company effective at the Closing.

(b)  The officers of the Company as of immediately prior to the Closing shall continue to serve as the officers of the Company following the Closing until their successors shall have been duly elected, appointed or qualified or until their earlier death, resignation or removal in accordance with the Governing Documents of the Company and applicable Law.

Section 10.07  Section 16 Matters. Prior to the Effective Time, Quantum and the Company shall each take all reasonable steps as may be required (to the extent permitted under applicable Law) to cause any acquisition or disposition of the Quantum Common Stock or Company Common Stock or any derivative thereof that occurs or is deemed to occur by reason of or pursuant to the Transactions by each Person who is or will be or may be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Quantum or the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act, including by taking steps in accordance with the No-Action Letter, dated January 12, 1999, issued by the SEC regarding such matters.

Section 10.08  Post-Closing Cooperation; Further Assurances. Following the Closing, each Party shall, on the request of any other Party, execute such further documents, and perform such further acts, as may be reasonably necessary or appropriate to give full effect to the allocation of rights, benefits, obligations and liabilities contemplated by this Agreement and the Transactions.

Article XI
CONDITIONS TO OBLIGATIONS

Section 11.01  Conditions to Obligations of All Parties. The obligations of the Parties to consummate, or cause to be consummated, the Transactions are subject to the satisfaction of the following conditions, any one or more of which may be waived (if legally permitted) in writing by the Company and Quantum:

(a)  No Prohibition. There shall not be in force any Governmental Order enjoining or prohibiting the consummation of the Transactions.

(b)  Net Tangible Assets. Quantum shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) remaining after the Quantum Stockholder Redemption and receipt of the PIPE Investment Amount.

(c)  Quantum Stockholder Approval. The Quantum Stockholder Approval shall have been duly obtained in accordance with the DGCL, the Quantum Organizational Documents and the rules and regulations of NYSE.

(d)  Company and Merger Sub Stockholder Approval. The Company Stockholder Approval and the Merger Sub Stockholder Approval shall have been duly obtained in accordance with the Florida Business Corporation Act and the DGCL, respectively, and the Governing Documents of the Company and the Merger Sub, respectively.

(e)  Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn.

(f)  Listing Approval. The shares of Company Common Stock to be issued in connection with the Merger and the other Transactions shall have been approved for listing on NYSE.

Section 11.02  Additional Conditions to Obligations of Quantum. The obligations of Quantum to consummate, or cause to be consummated, the Transactions are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Quantum:

(a)  Representations and Warranties.

(i)  The representations and warranties of the Company contained in the first and second sentences of Section 6.01 (Corporate Organization of the Company), Section 6.03 (Due Authorization), and Section 6.23 (Brokers’ Fees) (collectively, the “Specified Representations”) shall be true and correct (without giving any effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth therein) in all material respects as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date).

(ii)   The representations and warranties of the Company contained in Section 6.06 (Current Capitalization), Section 6.07 (Capitalization of Subsidiaries) and Section 6.22 (Absence of Changes) shall be true and correct in all (other than de minimis) respects as of the Closing Date.

(iii)   The representations and warranties of the Company contained in Article VI (other than the Specified Representations and the representations and warranties of the Company contained in Section 6.22), shall be true and correct (without giving any effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth therein) as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to imminently result in, a Material Adverse Effect.

(b)  Agreements and Covenants. The covenants and agreements of the Company in this Agreement to be performed as of or prior to the Closing shall have been performed in all material respects.

(c)  Officer’s Certificate. The Company shall have delivered to Quantum a certificate signed by an officer of the Company, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 11.02(a) and Section 11.02(b) have been fulfilled.

(d)  No Material Adverse Effect. Since the date of the Most Recent Balance Sheet, there has not occurred a Material Adverse Effect that is continuing.

(e)  Pre-Closing Restructuring. The Pre-Closing Restructuring has been consummated and made effective in accordance with the terms of the Pre-Closing Restructuring Plan.

Section 11.03  Additional Conditions to the Obligations of the Company and Merger Sub. The obligation of the Company and Merger Sub to consummate or cause to be consummated the Transactions is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by the Company:

(a)  Representations and Warranties.

(i)  The representations and warranties of Quantum contained in the first and second sentences of Section 7.01 (Corporate Organization of Quantum), Section 7.02 (Due Authorization), Section 7.07 (Brokers’ Fees), and Section 7.09(e) (Business Activities) (collectively, the “Quantum Specified Representations”) shall be true and correct (without giving any effect to any limitation as to “materiality” or “Quantum Material Adverse Effect” or any similar limitation set forth therein) in all material respects as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date).

(ii)   The representations and warranties of Quantum contained in Section 7.11 (Capitalization) shall be true and correct in all (other than de minimis) respects as of the Closing Date.

(iii)   The representations and warranties of Quantum contained in Article VII (other than the Quantum Specified Representations and the representations and warranties of Quantum contained in Section 7.09(e)), shall be true and correct (without giving any effect to any limitation as to “materiality” or “Quantum Material Adverse Effect” or any similar limitation set forth therein) as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to imminently result in, a Quantum Material Adverse Effect.

(b)  Agreements and Covenants. The covenants and agreements of Quantum in this Agreement to be performed as of or prior to the Closing shall have been performed in all material respects.

(c)  Officer’s Certificate. Quantum shall have delivered to the Company a certificate signed by an officer of Quantum, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 11.03(a), Section 11.03(b) and Section 11.03(c) have been fulfilled.

Section 11.04  Frustration of Conditions. None of Quantum, the Company or Merger Sub may rely on the failure of any condition set forth in this Article XI to be satisfied if such failure was caused by such Party’s failure to act in good faith or to take such actions as may be necessary to cause the conditions of the other Party to be satisfied, as required by Section 10.01.

Article XII
TERMINATION/EFFECTIVENESS

Section 12.01  Termination. This Agreement may be terminated and the Transactions abandoned:

(a)  by mutual written consent of the Company and Quantum;

(b)  prior to the Closing, by written notice to the Company from Quantum if (i) there is any breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, such that the conditions specified in Section 11.02(a) or Section 11.02(b) would not be satisfied at the Closing (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by the Company through the exercise of its reasonable efforts, then, for a period of up to 30 days (or any shorter period of the time that remains between the date Quantum provides written notice of such violation or breach and the Termination Date) after receipt by the Company of notice from Quantum of such breach, but only as long as the Company continues to use its reasonable efforts to cure such Terminating Company Breach (the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period, (ii) the Closing has not occurred on or before the 270th day following the date of this Agreement (the “Termination Date”); or (iii) the consummation of the Merger is permanently enjoined, prohibited or prevented by the terms of a final, non-appealable Governmental Order; provided, that, the right to terminate this Agreement under subsection (i) or (ii) shall not be available if Quantum’s failure to fulfill any obligation under this Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before such date;

(c)  prior to the Closing, by written notice to Quantum from the Company if (i) there is any breach of any representation, warranty, covenant or agreement on the part of Quantum set forth in this Agreement, such that the conditions specified in Section 11.03(a) or Section 11.03(b) would not be satisfied at the Closing (a “Terminating Quantum Breach”), except that, if any such Terminating Quantum Breach is curable by Quantum through the exercise of its reasonable efforts, then, for a period of up to 30 days (or any shorter period of the time that remains between the date the Company provides written notice of such violation or breach and the Termination Date) after receipt by Quantum of notice from the Company of such breach, but only as long as Quantum continues to exercise such reasonable efforts to cure such Terminating Quantum Breach (the “Quantum Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Quantum Breach is not cured within the Quantum Cure Period, (ii) the Closing has not occurred on or before the Termination Date, or (iii) the consummation of the Merger is permanently enjoined, prohibited or prevented by the terms of a final, non-appealable Governmental Order; provided, that the right to terminate this Agreement under subsection (i) or (ii) shall not be available if the Company’s failure to fulfill any obligation under this Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before such date;

(d)  by written notice from the Company to Quantum if the Special Meeting has been held, Quantum Stockholders have duly voted, and the Quantum Stockholder Approval has not been obtained (subject to any adjournment, postponement or recess of the meeting); or

(e)  by written notice from the Quantum to the Company if (i) the Company Stockholder Approval has not been obtained within three (3) Business Days after date of this Agreement and (ii) the Merger Sub Stockholder Approval has not been obtained within three (3) Business Days after the date of this Agreement; provided, however, the right to terminate pursuant to this Section 12.01(e) shall have no further force or effect upon delivery by the Company of evidence of the Company Stockholder Approval and the Merger Sub Stockholder Approval.

Section 12.02  Effect of Termination. Except as otherwise set forth in this Section 12.02 or Section 13.13, in the event of the termination of this Agreement pursuant to Section 12.01, this Agreement shall forthwith become void and have no effect, without any liability on the part of any Party or its respective Affiliates, officers, directors, employees or stockholders, other than liability of any Party for any Fraud or intentional and willful breach of this Agreement by such Party occurring prior to such termination. The provisions of Section 8.03 (No Claim Against the Trust Account), Section 10.05 (Confidentiality; Publicity), this Section 12.02 (Effect of Termination) and Article XIII (MISCELLANEOUS) (collectively, the “Surviving Provisions”) and the Confidentiality Agreement, and any other Section or Article of this Agreement referenced in the Surviving Provisions which are required to survive in order to give appropriate effect to the Surviving Provisions, shall in each case survive any termination of this Agreement.

Article XIII
MISCELLANEOUS

Section 13.01  Waiver. Any Party may, at any time prior to the Closing, by action taken by its board of directors or equivalent governing body, or officers thereunto duly authorized, waive in writing any of its rights or conditions in its favor under this Agreement or agree to an amendment or modification to this Agreement in the manner contemplated by Section 13.10 and by an agreement in writing executed in the same manner (but not necessarily by the same Persons) as this Agreement.

Section 13.02  Notices. All notices and other communications among the Parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service or (iv) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows:

(a)	If to Quantum to:

Quantum FinTech Acquisition Corporation

4221 West Boy Scout Boulevard, Suite 300

Tampa, Florida 33607

Attn: Sandip I. Patel

E-mail: spatel@qventllc.com

with a copy (which shall not constitute notice) to:

Winston & Strawn LLP

200 Park Avenue

New York, NY 10166

Attention:

Jason D. Osborn

Facsimile: 212-294-4700

Email: Josborn@winston.com

(b)	If to the Company or Merger Sub (or the Surviving Corporation), to:

TradeStation Group, Inc.

8050 S.W. 10th Street, Suite 4000

Plantation, Florida 33324

Attention: John Bartleman; Marc Stone
E-mail: Jbartleman@TradeStation.com; Mstone@TradeStation.com with copies (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Attention: Michael Wolfson; Ravi Purushotham

Email: mwolfson@stblaw.com; rpurushotham@stblaw.com

or to such other address or addresses as the Parties may from time to time designate in writing.

Section 13.03  Assignment. No Party shall assign this Agreement or any part hereof without the prior written consent of the Company and Quantum; provided, that the Company may delegate the performance of its obligations or assign its rights hereunder in part or in whole to any Affiliate of the Company so long as the Company remains fully responsible for the performance of the delegated obligations. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and assigns. Any attempted assignment in violation of the terms of this Section 13.03 shall be null and void, ab initio.

Section 13.04  Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties, any right or remedies under or by reason of this Agreement; provided, however, that, notwithstanding the foregoing (a) in the event the Closing occurs, the present and former officers and directors of the Company and Quantum (and their successors, heirs and Representatives) and each of the D&O Indemnitees are intended third-party beneficiaries of, and may enforce, Section 8.06 and (b) the past, present and future directors, officers, employees, incorporators, members, partners, stockholders, Affiliates, agents, attorneys, advisors and Representatives of the Parties, and any Affiliate of any of the foregoing (and their successors, heirs and Representatives), are intended third-party beneficiaries of, and may enforce, Section 13.14 and Section 13.15.

Section 13.05  Expenses. Except as otherwise provided herein, each Party shall bear its own costs and expenses incurred in connection with this Agreement, the other Transaction Documents and the transactions herein and therein contemplated whether or not such transactions shall be consummated, including all fees of its legal counsel, financial advisers and accountants; provided, that if the Closing occurs, then the Outstanding Company Expenses and Outstanding Quantum Expenses shall be paid or reimbursed by the Company.

Section 13.06  Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the Transactions, shall be governed by, and construed in accordance with, the internal Laws of the State of Delaware, including its statute of limitations, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws or statute of limitations of another jurisdiction.

Section 13.07  Captions; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Section 13.08  Schedules and Exhibits. The Disclosure Letters and Exhibits referenced herein are a part of this Agreement as if fully set forth herein. All references herein to Disclosure Letters and Exhibits shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a Party in the Disclosure Letters with reference to any section or schedule of this Agreement shall be deemed to be a disclosure with respect to all other sections or schedules to which such disclosure may apply to the extent the relevance of such disclosure is reasonably apparent in such Disclosure Letter. Certain information set forth in the Disclosure Letters is included solely for informational purposes.

Section 13.09  Entire Agreement. This Agreement (together with the Disclosure Letters and Exhibits to this Agreement and the other Transaction Documents) and that certain Non-Disclosure Agreement, dated as of May 11, 2021, by and between the Company and Quantum (as amended, modified or supplemented from time to time, the “Confidentiality Agreement”), constitute the entire agreement among the Parties relating to the Transactions and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the Parties or any of their respective Subsidiaries relating to the Transactions. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the Transactions exist between the Parties except as expressly set forth or referenced in this Agreement, the other Transaction Documents and the Confidentiality Agreement.

Section 13.10  Amendments. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner as this Agreement and which makes reference to this Agreement. The approval of this Agreement by the stockholders of any of the Parties shall not restrict the ability of the board of directors (or other body performing similar functions) of any of the Parties to terminate this Agreement in accordance with Section 12.01 or to cause such Party to enter into an amendment to this Agreement pursuant to this Section 13.10.

Section 13.11  Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the Parties.

Section 13.12  Jurisdiction; WAIVER OF TRIAL BY JURY. Any Action based upon, arising out of or related to this Agreement or the Transactions may only be brought in the Court of Chancery of the State of Delaware or, if such court lacks jurisdiction, the state and federal courts in the State of Delaware, and each of the Parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement or the Transactions in any other court. Nothing herein contained shall be deemed to affect the right of any Party to serve process in any manner permitted by Law or to commence legal proceedings or otherwise proceed against any other Party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 13.12. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 13.13  Enforcement. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) or any other Transaction Document in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that (i) the Parties shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement or any other Transaction Document and to enforce specifically the terms and provisions hereof and thereof, without proof of damages, prior to the valid termination of this Agreement in accordance with Section 12.01, this being in addition to any other remedy to which they are entitled under this Agreement or any other Transaction Document, and (ii) the right of specific enforcement is an integral part of the Transactions and without that right, none of the Parties would have entered into this Agreement. Each Party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other Parties have an adequate remedy at Law. The Parties acknowledge and agree that any Party seeking an injunction to prevent breaches of this Agreement or any other Transaction Document and to enforce specifically the terms and provisions of this Agreement or any other Transaction Document in accordance with this Section 13.13 shall not be required to provide any bond or other security in connection with any such injunction.

Section 13.14  Non-Recourse. Subject in all respects to the last sentence, this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the Transactions may only be brought against, the entities that are expressly named as Parties and then only with respect to the specific obligations set forth herein with respect to such Party. Except to the extent a Party (and then only to the extent of the specific obligations undertaken by such Party in this Agreement), (a) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or Representative or Affiliate of any Party and (b) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or Representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, Merger Sub or Quantum under this Agreement or for any claim based on, arising out of, or related to this Agreement or the Transactions, and each Party hereby waives and releases all claims, causes of actions and liabilities related thereto. Notwithstanding the foregoing, nothing in this Section 13.14 shall limit, amend or waive any rights or obligations of any party to any Transaction Document for any claim based on, in respect of or by reason of such rights or obligations.

Section 13.15  Nonsurvival of Representations, Warranties and Covenants. None of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing and each shall terminate and expire upon the occurrence of the Effective Time (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part at or after the Closing and then only with respect to any breaches occurring at or after the Closing and (b) this Article XIII. Nothing herein is intended to limit any Party’s liability for such Party’s Fraud.

Section 13.16  Acknowledgements.

(a)  Each of the Parties acknowledges and agrees (on its own behalf and on behalf of its respective Affiliates and its and their respective Representatives) that: (i) it has conducted its own independent investigation of the financial condition, results of operations, assets, liabilities, properties and projected operations of the other Parties (and their respective Subsidiaries) and has been afforded satisfactory access to the books and records, facilities and personnel of the other Parties (and their respective Subsidiaries) for purposes of conducting such investigation; (ii) the Company Representations constitute the sole and exclusive representations and warranties of the Company and Merger Sub in connection with the Transactions; (iii) the Quantum Representations constitute the sole and exclusive representations and warranties of Quantum in connection with the Transactions; (iv) except for the Company Representations by the Company and Merger Sub and the Quantum Representations by Quantum, none of the Parties or any other Person makes, or has made, any other express or implied representation or warranty with respect to any Party (or any Party’s Subsidiaries), including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the such Party or its Subsidiaries or the Transactions and all other representations and warranties of any kind or nature expressed or implied (including (x) regarding the completeness or accuracy of, or any omission to state or to disclose, any information, including in the estimates, projections or forecasts or any other information, document or material provided to or made available to any Party or their respective Affiliates or Representatives in certain “data rooms,” management presentations or in any other form in expectation of the Transactions, including meetings, calls or correspondence with management of any Party (or any Party’s Subsidiaries), and (y) any relating to the future or historical business, condition (financial or otherwise), results of operations, prospects, assets or liabilities of any Party (or its Subsidiaries), or the quality, quantity or condition of any Party’s or its Subsidiaries’ assets) are specifically disclaimed by all Parties and their respective Subsidiaries and all other Persons (including the Representatives and Affiliates of any Party or its Subsidiaries); and (v) each Party and its respective Affiliates are not relying on any representations and warranties in connection with the Transactions except the Company Representations by the Company and Merger Sub and the Quantum Representations by Quantum. The foregoing does not limit any rights of any Party pursuant to any other Transaction Document against any other Party pursuant to such Transaction Document to which it is a party or an express third party beneficiary thereof. Except as otherwise expressly set forth in this Agreement, Quantum understands and agrees that any assets, properties and business of the Company and its Subsidiaries are furnished “as is”, “where is” and subject to and except for the Company Representations by the Company and Merger Sub or as provided in any certificate delivered in accordance with Section 11.02(c), with all faults and without any other representation or warranty of any nature whatsoever. Nothing in this Section 13.16(a) shall relieve any Party of liability in the case of Fraud committed by such Party.

(b)  Effective upon Closing, each of the Parties waives, on its own behalf and on behalf of its respective Affiliates and Representatives, to the fullest extent permitted under applicable Law, any and all rights, Actions and causes of action it may have against any other Party or their respective Subsidiaries and any of their respective current or former Affiliates or Representatives relating to the operation of any Party or its Subsidiaries or their respective businesses or relating to the subject matter of this Agreement, the Disclosure Letters, or the Exhibits to this Agreement, whether arising under or based upon any federal, state, local or foreign statute, Law, ordinance, rule or regulation or otherwise. Each Party acknowledges and agrees that it will not assert, institute or maintain any Action, suit, investigation, or proceeding of any kind whatsoever, including a counterclaim, cross-claim, or defense, regardless of the legal or equitable theory under which such liability or obligation may be sought to be imposed, that makes any claim contrary to the agreements and covenants set forth in this Section 13.16. Notwithstanding anything herein to the contrary, nothing in this Section 13.16(b) shall preclude any Party from seeking any remedy for Fraud by a Party. Each Party shall have the right to enforce this Section 13.16 on behalf of any Person that would be benefitted or protected by this Section 13.16 if they were a party hereto. The foregoing agreements, acknowledgements, disclaimers and waivers are irrevocable. For the avoidance of doubt, nothing in this Section 13.16 shall limit, modify, restrict or operate as a waiver with respect to, any rights any Party may have under any written agreement entered into in connection with the Transactions, including any other Transaction Document.

Section 13.17  Quantum and Privilege. Quantum and the Company, on behalf of their respective successors and assigns (including, after the Closing, the Surviving Corporation), hereby agree that, in the event a dispute with respect to this Agreement or the Transactions arises after the Closing between or among (i) the Sponsor, the stockholders or holders of other Equity Securities of the Sponsor and/or any of their respective directors, members, partners, officers, employees or Affiliates (other than Quantum or the Surviving Corporation) (collectively, the “Quantum Group”), on the one hand, and (ii) the Surviving Corporation and/or the Company, any of its Subsidiaries or Monex, on the other hand, any legal counsel, including Winston & Strawn LLP (“W&S”), that represented Quantum and/or the Sponsor prior to the Closing may represent the Sponsor and/or any other member of the Quantum Group, in such dispute even though the interests of such Persons may be directly adverse to the Surviving Corporation, and even though such counsel may have represented Quantum in a matter substantially related to such dispute, or may be handling ongoing matters for the Surviving Company and/or the Sponsor. Quantum and the Company, on behalf of their respective successors and assigns (including, after the Closing, the Surviving Corporation), further agree that, as to all legally privileged communications prior to the Closing made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Actions arising out of or relating to, this Agreement, any Transaction Documents or the Transactions between or among Quantum, the Sponsor and/or any other member of the Quantum Group, on the one hand, and W&S, on the other hand (the “W&S Privileged Communications”), the attorney/client privilege and the expectation of client confidence shall survive the Merger and belong to the Quantum Group after the Closing, and shall not pass to or be claimed or controlled by the Surviving Corporation. Notwithstanding the foregoing, any privileged communications or information shared by the Company prior to the Closing with Quantum or the Sponsor under a common interest agreement shall remain the privileged communications or information of the Surviving Corporation. Quantum and the Company, together with any of their respective Affiliates, Subsidiaries, successors or assigns, agree that no Person may use or rely on any of the W&S Privileged Communications, whether located in the records or email server of Quantum, Surviving Corporation or their respective Subsidiaries, in any Action against or involving any of the Parties after the Closing, and Quantum and the Company agree not to assert that any privilege has been waived as to the W&S Privileged Communications, by virtue of the Merger.

[Signature pages follow.]

IN WITNESS WHEREOF, the parties hereto have hereunto caused this Agreement and Plan of Merger to be duly executed as of the date hereof.

QUANTUM FINTECH ACQUISITION CORPORATION

By:	/s/ John M. Schaible
Name:	John M. Schaible
Title:	Chief Executive Officer

[Signature Page to Merger Agreement]

IN WITNESS WHEREOF, the parties hereto have hereunto caused this Agreement and Plan of Merger to be duly executed as of the date hereof.

TRADESTATION GROUP, INC.

By:	/s/ John Bartleman
Name:	John Bartleman
Title:	President

TSG MERGER SUB, INC.

By:	/s/ John Bartleman
Name:	John Bartleman
Title:	President

[Signature Page to Merger Agreement]

EXHIBIT A

Sponsor Support Agreement

[See Exhibit 10.2 to the Company’s Form 8-K dated November 10, 2021]

A-1

EXHIBIT B

Form of Amended and Restated Company Charter

[Attached]

Exhibit B

AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF
TRADESTATION GROUP, INC.

Article I

The name of this corporation is TradeStation Group, Inc. (the “Corporation”).

Article II

The principal office and mailing address of the Corporation are:

8050 S.W. 10th Street
Suite 4000
Plantation, Florida 33324

Article III

The purpose for which the Corporation is organized is to carry on and transact and to engage in any and all lawful acts, activities and/or businesses for which corporations may be organized under the Florida Business Corporation Act (the “FBCA”), including any amendments thereto.

Article IV

The total number of shares of all classes of stock which the Corporation shall have authority to issue is 775,000,000, consisting of (i) 750,000,000 shares of common stock, par value $0.01 per share (the “Common Shares”), and (ii) 25,000,000 shares of preferred stock, par value $0.01 per share (the “Preferred Shares”). The number of authorized Common Shares or Preferred Shares may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of the Corporation entitled to vote thereon subject to the provisions of Section 607.1004 of the FBCA (or any successor provision thereto), and no vote of the holders of any of the Common Shares or the Preferred Shares voting separately as a class shall be required therefor, unless a vote of any such holder is required pursuant to Section 607.1004 of the FBCA or these Amended and Restated Articles of Incorporation of the Corporation (including any resolution or resolutions relating to any series of Preferred Shares) (as the same may be amended and/or restated from time to time, the “Restated Articles”).

A. Common Shares.

1. Voting Rights. Except as otherwise provided in the Restated Articles or the FBCA, each Common Share shall entitle the holder thereof to one (1) vote in any matter submitted to a vote of shareholders of the Corporation generally. Except as otherwise required by law, holders of Common Shares shall not be entitled to vote on any amendment to the Restated Articles that relates solely to the terms of one or more outstanding series of Preferred Shares if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Restated Articles or pursuant to the FBCA.

2. Dividends and Distributions. Subject to the express terms of the Preferred Shares or any class or series of stock having a preference over or the right to participate with the Common Shares outstanding from time to time, the holders of Common Shares shall be entitled to receive such dividends and distributions as may from time to time be declared by the board of directors (“Board of Directors”), including, upon liquidation, dissolution or winding up of the affairs of the Corporation, the net assets of the Corporation after payment or provision for payment of the debts and other liabilities of the Corporation ratably in proportion to the number of shares held by them.

B. Preferred Shares. Subject to the terms contained in any resolution or resolutions designating a series of Preferred Shares, the Board of Directors is expressly authorized, at any time and from time to time, to issue Preferred Shares in one or more classes and/or series, and for such consideration as the Board of Directors may determine and to fix, by resolution or resolutions, the following provisions for shares of any class or classes of Preferred Shares of the Corporation or any series of any class of Preferred Shares:

1. the designation of such class or series, the number of shares to constitute such class or series which may be increased or decreased (but not below the number of shares of that class or series then outstanding) by resolution of the Board of Directors, and the stated value thereof if different from the par value thereof;

2. whether the shares of such class or series shall have voting rights, in addition to any voting rights provided by law, and, if so, the terms of such voting rights;

3. the dividends, if any, payable on such class or series, whether any such dividends shall be cumulative and if interest thereon shall be payable, and, if so, from what dates, the conditions and dates upon which such dividends shall be payable, and the preference or relation such dividends shall bear to the dividends payable on any shares of stock of any class or other series of the same class;

4. whether the shares of such class or series shall be subject to redemption by the Corporation, and, if so, prices and other conditions of such redemption;

5. the amount or amounts payable upon shares of such series upon, and the rights of the holders of such class or series in, the voluntary or involuntary liquidation, dissolution or winding up, or upon any distribution of the assets, of the Corporation;

6. whether the shares of such class or series shall be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the shares of such class or series for retirement or other corporate purposes and the terms and provisions relative to the operation thereof;

7. whether the shares of such class or series shall be convertible into, or exchangeable for, shares of stock of any class or any other series of the same class or any other securities and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of conversion or exchange;

8. the limitations and restrictions, if any, to be effective while any shares of such class or series are outstanding upon the payment of dividends or the making of other distributions on, and upon purchase, redemption or other acquisition by the Corporation of, the Common Shares or shares or stock of any class or any other series of the same class;

9. the conditions or restrictions, if any, upon the creation of indebtedness of the Corporation or upon the issue of any additional stock, including additional shares of such class or series or of any other series of the same class or of any other class;

10.   the ranking (be it pari passu, junior or senior) of each class or series vis-a-vis any other class or series of any class of Preferred Shares as to the payment of dividends, the distribution of assets and all other matters; and

11.   any other powers, preferences and relative, participating, optional and other special rights, and any qualifications, limitations and restrictions thereof, insofar as they are not inconsistent with the provisions of the Restated Articles, to the full extent permitted in accordance with the laws of the State of Florida.

The powers, preferences and relative, participating, optional and other special rights of each class or series of Preferred Shares, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

Article V

A. At any time when beneficial shareholders (as defined in Section 607.1401 of the FBCA) are certain Affiliates (as defined in Article IX, Section (F)) of Monex Group, Inc. (such Affiliates and Monex Group, Inc., and their respective successors and assigns (other than the Corporation and its subsidiaries), collectively, “Monex”) owning, in the aggregate, at least 50% of the total voting power of all the then outstanding shares of stock of the Corporation entitled to vote generally in the election of directors, any action required or permitted to be taken at any annual or special meeting of shareholders of the Corporation may be taken without a meeting, without prior notice and without a vote, only if a consent or consents, setting forth the action so taken, shall be signed (i) by or on behalf of Monex and (ii) by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation in accordance with the applicable provisions of the FBCA. At any time when Monex as beneficial shareholders own, in the aggregate, less than 50% of the total voting power of all the then outstanding shares of stock of the Corporation entitled to vote generally in the election of directors, any action required or permitted to be taken by the shareholders of the Corporation must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent of shareholders in lieu of a meeting. Notwithstanding the foregoing, any action required or permitted to be taken by the holders of Preferred Shares, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable resolution or resolutions designating such series of Preferred Shares.

B.   Except as otherwise required by law and subject to the rights of the holders of any series of Preferred Shares, special meetings of the shareholders of the Corporation for any purpose or purposes may be called at any time only by or at the direction of the Board of Directors or the Chair of the Board of Directors; provided, however, that at any time when Monex as beneficial shareholders own, in the aggregate, at least 50% of the total voting power of all then outstanding shares of stock of the Corporation entitled to vote generally in the election of directors, special meetings of the shareholders of the Corporation for any purpose or purposes may also be called by or at the direction of the Board of Directors or the Chair of the Board of Directors at the request of Monex.

C. An annual meeting of shareholders for the election of directors to succeed those whose terms expire and for the transaction of such other business as may properly come before the meeting, shall be held at such place, if any, on such date, and at such time as shall be fixed exclusively by resolution of the Board of Directors or a duly authorized committee thereof.

Article VI

A. In recognition and anticipation that (i) certain directors, principals, officers, employees and/or other representatives of Monex may serve as directors, officers or agents of the Corporation or certain of its Affiliates, (ii) Monex and its Affiliates may now engage and may continue to engage in the same or similar activities or related lines of business as those in which the Corporation or any of its Affiliates, directly or indirectly, may engage and/or other business activities that overlap with or compete with those in which the Corporation or any of its Affiliates, directly or indirectly, may engage or propose to engage, and (iii) members of the Board of Directors who are not employees or officers of the Corporation (“Non-Employee Directors”) and their respective Affiliates may now engage and may continue to engage in the same or similar activities or related lines of business as those in which the Corporation or any of its Affiliates, directly or indirectly, may engage or propose to engage and/or other business activities that overlap with or compete with those in which the Corporation or any of its Affiliates, directly or indirectly, may engage or propose to engage, the provisions of this Article VI are set forth to regulate and define the conduct of certain affairs of the Corporation with respect to certain classes or categories of business opportunities as they may involve any of Monex, the Non-Employee Directors or their respective Affiliates and the powers, rights, duties and liabilities of the Corporation and its directors, officers and shareholders in connection therewith.

B.   None of (i) Monex or any of its Affiliates or (ii) any Non-Employee Director or his or her Affiliates (the Persons (as defined below) identified in the immediately preceding clauses (i) and (ii) being referred to, collectively, as “Identified Persons” and, individually, as an “Identified Person”) shall, to the fullest extent permitted by law, have any duty to refrain from directly or indirectly (1) engaging in the same or similar business activities or lines of business in which the Corporation or any of its Affiliates now engages or proposes to engage or (2) otherwise competing with the Corporation or any of its Affiliates, and, to the fullest extent permitted by law, no Identified Person shall be liable to the Corporation or its shareholders or to any Affiliate of the Corporation for breach of any fiduciary duty solely by reason of the fact that such Identified Person engages in any such activities. To the fullest extent permitted by law, the Corporation hereby renounces any interest or expectancy in, or right to be offered an opportunity to participate in, any business opportunity which may be a corporate opportunity for an Identified Person and the Corporation or any of its Affiliates, except as provided in Section (C) of this Article VI. Subject to said Section (C) of this Article VI, in the event that any Identified Person acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself, herself or himself and the Corporation or any of its Affiliates, such Identified Person shall, to the fullest extent permitted by law, have no duty to communicate or offer such transaction or other business opportunity to the Corporation or any of its Affiliates and, to the fullest extent permitted by law, shall not be liable to the Corporation or its shareholders or to any Affiliate of the Corporation for breach of any fiduciary duty as a shareholder, director or officer of the Corporation solely by reason of the fact that such Identified Person pursues or acquires such corporate opportunity for itself, herself or himself, or offers or directs such corporate opportunity to another Person or does not communicate information regarding such corporate opportunity to the Corporation.

C. Notwithstanding the foregoing provisions of this Article VI, the Corporation does not renounce its interest in any corporate opportunity offered to any Identified Person if such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of the Corporation, and the provisions of Section (B) of this Article VI shall not apply to any such corporate opportunity.

D. In addition to and notwithstanding the foregoing provisions of this Article VI, a corporate opportunity shall not be deemed to be a potential corporate opportunity for the Corporation or any of its Affiliates, if it is a business opportunity that (i) the Corporation is neither financially or legally able, nor contractually permitted to undertake, (ii) from its nature is not in the line of the Corporation’s business or is of no practical advantage to the Corporation or (iii) is one in which the Corporation has no interest or reasonable expectancy.

E.   For purposes of this Article VI, (i) “Affiliate” shall mean (a) in respect of a Non-Employee Director, any Person that, directly or indirectly, is controlled by such Non-Employee Director (other than the Corporation and any entity that is controlled by the Corporation) and (b) in respect of the Corporation, any Person that, directly or indirectly, is controlled by the Corporation; and (ii) “Person” shall mean any individual, corporation, general or limited partnership, limited liability company, joint venture, trust, association or any other entity.

F.   For the purposes of this Article VI, (i) “Monex” means Monex Group, Inc. and (ii) “control,” including the terms “controlling,” “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting stock, by contract, or otherwise. A Person who is the owner of 20% or more of the outstanding voting stock of a corporation, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary. Notwithstanding the foregoing, a presumption of control shall not apply where such person holds voting stock, in good faith and not for the purpose of circumventing this Section (F) of Article VI or Section (F) of Article IX, as applicable, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity.

G. To the fullest extent permitted by law, any Person purchasing or otherwise acquiring any interest in any shares of stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article VI.

Article VII

If any provision or provisions of the Restated Articles shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of the Restated Articles (including, without limitation, each portion of any paragraph of the Restated Articles containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not, to the fullest extent permitted by law, in any way be affected or impaired thereby and (ii) to the fullest extent permitted by law, the provisions of the Restated Articles (including, without limitation, each such portion of any paragraph of the Restated Articles containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service to or for the benefit of the Corporation to the fullest extent permitted by law.

Article VIII

Notwithstanding any provisions of these Restated Articles to the contrary and any provisions of the bylaws of the Corporation (as the same may be amended and/or restated from time to time, the “Bylaws”) of the Corporation, at any time when Monex as beneficial shareholders own, in the aggregate, less than 50% of the total voting power of all the then outstanding shares of stock of the Corporation entitled to vote generally in the election of directors, in addition to any greater or additional vote required by applicable law or the Restated Articles, the following provisions in the Restated Articles may be amended, altered, repealed or rescinded, in whole or in part, or any provision inconsistent therewith or herewith may be adopted, only by the affirmative vote of the holders of at least 66 2/3% of the total voting power of all the then outstanding shares of stock of the Corporation entitled to vote thereon, voting together as a single class: Article V, Article VI, Article VIII, Article XI and Article XII of these Restated Articles.

Article IX

A. Except as otherwise provided in the Restated Articles or the FBCA, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. Except as otherwise provided for or fixed pursuant to the provisions of Article IV (including any resolution or resolutions with respect to any series of Preferred Shares) and this Article IX relating to the rights of the holders of any series of Preferred Shares to elect additional directors, the total number of directors constituting the whole Board of Directors shall be determined from time to time exclusively by resolution adopted by the Board of Directors. The directors (other than those directors elected by the holders of any series of Preferred Shares, voting separately as a series or together with one or more other such series, as the case may be) shall be divided into three classes designated Class I, Class II and Class III. Each class shall consist, as nearly as possible, of one-third of the total number of such directors. Class I directors shall initially serve for a term expiring at the first annual meeting of shareholders following the date the Common Shares are first publicly traded after the date of the Restated Articles (the “Listing Date”), Class II directors shall initially serve for a term expiring at the second annual meeting of shareholders following the Listing Date and Class III directors shall initially serve for a term expiring at the third annual meeting of shareholders following the Listing Date. At each annual meeting of shareholders commencing with the first annual meeting following the Listing Date, the directors of the class to be elected at each annual meeting shall be elected for a three-year term. If the total number of such directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any such additional director of any class elected to fill a newly created directorship resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class, but in no case shall a decrease in the total number of directors remove or shorten the term of any incumbent director. Any such director shall hold office until the annual meeting at which his or her term expires and until his or her successor shall be elected and qualified, or his or her earlier death, resignation, retirement, disqualification or removal from office. The Board of Directors is authorized to assign members of the Board of Directors already in office to their respective class.

B.   Subject to the rights granted to the holders of any one or more series of Preferred Shares then outstanding, any newly-created directorship on the Board of Directors that results from an increase in the total number of directors and any vacancy occurring in the Board of Directors (whether by death, resignation, retirement, disqualification, removal or other cause) shall be filled by the affirmative vote of a majority of the directors then in office (other than directors elected by the holders of any series of Preferred Shares, voting separately as a series or together with one or more series, as the case may be), although less than a quorum, by a sole remaining director or by the shareholders; provided, however, that, subject to the rights granted to holders of one or more series of Preferred Shares then outstanding, at any time when Monex as beneficial shareholders own, in the aggregate, less than 50% of the total voting power of all then outstanding shares of stock of the Corporation entitled to vote generally in the election of directors, any newly-created directorship on the Board of Directors that results from an increase in the number of directors and any vacancy occurring in the Board of Directors shall be filled only by an affirmative vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by shareholders) (other than directors elected by the holders of any series of Preferred Shares, by voting separately as a series or together with one or more series, as the case may be). Any director elected to fill a vacancy or newly created directorship shall hold office until the next election of the class for which such director shall have been chosen and until his or her successor shall be elected and qualified, or until his or her earlier death, resignation, retirement, disqualification or removal from office.

C. Any or all of the directors (other than the directors elected by the holders of any series of Preferred Shares, voting separately as a series or together with one or more other such series, as the case may be) may be removed from office at any time, with or without cause, by the affirmative vote of a majority in voting power of all outstanding shares of stock of the Corporation entitled to vote thereon, voting together as a single class; provided, however, that at any time when Monex as beneficial shareholders own, in the aggregate, less than 50% of the total voting power of all the then outstanding shares of stock of the Corporation entitled to vote generally in the election of directors, any such director or all such directors may be removed only for cause and only upon the affirmative vote of the holders of at least 66 2/3% of the total voting power of all then outstanding shares of stock of the Corporation entitled to vote thereon, voting together as a single class.

D. Elections of directors need not be by written ballot unless the Bylaws shall so provide.

E.   During any period when the holders of any series of Preferred Shares, voting separately as a series or together with one or more other such series, have the right to elect additional directors pursuant to the provisions of the Restated Articles (including any resolution or resolutions designating any series of Preferred Shares) in respect of such series, then upon commencement and for the duration of the period during which such right continues: (i) the then otherwise total authorized number of directors of the Corporation shall automatically be increased by such specified number of directors, and the holders of such series of Preferred Shares, voting separately as a series or together with one or more other such series, shall be entitled to elect the additional directors so provided for or fixed pursuant to said provisions; and (ii) each such additional director shall serve until such director’s successor shall have been duly elected and qualified, or until such director’s right to hold such office terminates pursuant to said provisions, whichever occurs earlier, subject to his or her earlier death, resignation, retirement, disqualification or removal. Except as otherwise provided by the Board of Directors in the resolution or resolutions establishing such series, whenever the holders of any series of Preferred Shares having such right to elect additional directors are divested of such right pursuant to the provisions of such stock, the terms of office of all such additional directors elected by the holders of such stock, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional directors, shall forthwith terminate (in which case each such director shall thereupon cease to be qualified as, and shall cease to be, a director) and the total authorized number of directors of the Corporation shall be automatically reduced accordingly.

F.   For purposes of this Article IX, “Affiliate” means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another Person. “Person” shall mean any individual, corporation, general or limited partnership, limited liability company, joint venture, trust, association or any other entity.

Article X

Unless the Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the federal securities laws of the United States of America.

Unless the Corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s shareholders, (iii) an action asserting a claim arising pursuant to any provision of the FBCA, or (iv) any action asserting a claim governed by the internal affairs doctrine shall be a state or federal court located within the state of Florida, in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. If any action is brought by any party against another party relating to or arising out of these Restated Articles, or the enforcement hereof, the prevailing party in such action shall be entitled to recover from the other party reasonable attorneys’ fees, costs and expenses incurred in connection with the prosecution or defense of such action, including at all appellate levels. For purposes of this Article X, the term “attorneys’ fees” or “attorneys’ fees and costs” shall mean the fees and expenses of counsel to the Corporation and any other parties asserting a claim as set forth in this Article X, which may include printing, photocopying, duplicating and other expenses, air freight charges, and fees billed for law clerks, paralegals and other persons not admitted to the bar but performing services under the supervision of an attorney, and the costs and fees incurred in connection with the enforcement or collection any judgment obtained in any such proceeding.

The provisions of this Article X shall survive the entry of any judgment, and shall not merge, or be deemed to have merged, into any judgment. To the fullest extent permitted by law, any person purchasing or otherwise acquiring or holding any interest in shares of stock of the Corporation shall be deemed to have notice of and provided consent to the provisions of this Article X.

Article XI

In furtherance and not in limitation of the powers conferred by the laws of Florida, each of the Board of Directors and shareholders is expressly authorized and empowered to make, alter, amend and repeal the Bylaws of the Corporation in any respect not inconsistent with the laws of-the State of Florida or with the Restated Articles. Notwithstanding any provision of law that might otherwise permit a lesser vote of the shareholders, at any time when Monex as beneficial shareholders own, in the aggregate, less than 50% of the total voting power of all the then outstanding shares of stock of the Corporation entitled to vote generally in the election of directors, in addition to any greater or additional vote of the holders of any class or series of stock of the Corporation required herein (including any resolution or resolutions designating any series of Preferred Shares), the Bylaws or applicable law, the affirmative vote of the holders of at least 66 2/3% of the total voting power of all then outstanding shares of stock of the Corporation entitled to vote thereon, voting together as a single class, shall be required in order for the shareholders of the Corporation to alter, amend, rescind or repeal, in whole or in part, any provision of the Bylaws or to adopt any provision inconsistent therewith.

Article XII

A director of the Corporation shall not be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its shareholders, taking into account Article VI in determining the director’s duty of loyalty, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 607.0834 of the FBCA, as the same exists or hereafter may be amended, (iv) for violation of a criminal law, unless the director had reasonable cause to believe the director’s conduct was lawful or had no reasonable cause to believe the director’s conduct was unlawful, or (v) for any transaction from which the director derived an improper personal benefit.

If the FBCA hereafter is amended or interpreted to authorize the further elimination or limitation of the liability of directors, then the liability of the Corporation’s directors shall be eliminated or limited to the full extent authorized by the FBCA, as so amended or interpreted.

The Corporation shall indemnify any officer or director, or any former officer or director, of the Corporation to the fullest extent permitted by law.

Any repeal or modification of this Article shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

IN WITNESS WHEREOF, the undersigned has executed these Restated Articles as [●] as of the ___ day of [●], 2021.

[●]

EXHIBIT C

Form of Amended and Restated Company Bylaws

[Attached]

Exhibit C

AMENDED AND RESTATED BYLAWS

OF

TRADESTATION GROUP, INC.

TABLE OF CONTENTS

Page

ARTICLE I MEETINGS OF SHAREHOLDERS		C-4
Section 1.	Annual Meeting	C-4
Section 2.	Special Meetings	C-4
Section 3.	Place	C-4
Section 4.	Notice	C-4
Section 5.	Manner of Notice	C-5
Section 6.	Notice of Adjourned Meetings	C-5
Section 7.	Fixing of Record Date	C-5
Section 8.	Shareholders’ List For Meeting	C-6
Section 9.	Shareholder Quorum and Voting	C-6
Section 10.	Remote Communications	C-7
Section 11.	Proxies	C-7
Section 12.	Voting Trusts	C-8
Section 13.	Notice of Shareholder Business and Nominations	C-8
Section 14.	Shareholders’ Agreements	C-9
Section 15.	Action by Shareholders Without a Meeting	C-9
Section 16.	Inspectors of Election	C-10
Section 17.	Delivery to the Corporation	C-10

ARTICLE II DIRECTORS		C-107
Section 1.	Function	C-10
Section 2.	Qualification	C-11
Section 3.	Compensation
Section 4.	Presumption of Assent	C-11
Section 5.	Number	C-11
Section 6.	Election.	C-11
Section 7.	Term	C-11
Section 8.	Resignation	C-11
Section 9.	Vacancies	C-11
Section 10.	Removal of Directors	C-12
Section 11.	Quorum and Voting	C-12
Section 12.	Committees; Committee Rules	C-12
Section 13.	Meetings	C-13
Section 14.	Notice of Meetings	C-13
Section 15.	Waiver of Notice	C-13
Section 16.	Action Without a Meeting	C-13
Section 17.	Compensation	C-13
Section 18.	Reliance on Books and Records	C-13

ARTICLE III OFFICERS		C-14
Section 1.	Officers	C-14
Section 2.	Powers and Duties	C-14
Section 3.	Delegation	C-15
Section 4.	Resignation and Removal of Officers	C-15
Section 5.	Contracts and Other Documents	C-15

ARTICLE IV STOCK CERTIFICATES		C-16
Section 1.	Form and Content of Certificates	C-16
Section 2.	Transfer of Stock	C-16
Section 3.	Lost, Stolen or Destroyed Certificates	C-16
Section 4.	Restriction on Transfer of Shares and other Securities	C-17

ARTICLE V BOOKS AND RECORDS		C-17
Section 1.	Corporate Records	C-17

ARTICLE VI DIVIDENDS		C-18
Section 1.	Distributions to Shareholders
Section 2.	Share Dividends

ARTICLE VII CORPORATE SEAL		C-18

ARTICLE VIII EXECUTION OF DOCUMENTS		C-18

ARTICLE IX INDEMNIFICATION		C-21

ARTICLE X AMENDMENT		C-21

ARTICLE XI FISCAL YEAR

AMENDED AND RESTATED BYLAWS
OF
TRADESTATION GROUP, INC.

ARTICLE I
MEETINGS OF SHAREHOLDERS

Section 1.  Annual Meeting.

The annual meeting of the shareholders of TradeStation Group, Inc. (the “Corporation”) shall be held at the time and place designated by the Board of Directors of the Corporation (the “Board of Directors”). The Board of Directors may, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication, including by webcast, as described in Article 1, Section 10 of these Amended and Restated Bylaws (these “Bylaws”) in accordance with Section 607.0709 of the Florida Business Corporation Act, as amended (the “Act”). Business transacted at the annual meeting shall include the election of directors of the Corporation and any proper business as may come before the meeting.

Section 2.  Special Meetings.

Special meetings of the shareholders may only be called in the manner provided in the Corporation’s amended and restated articles of incorporation as then in effect (as the same may be amended from time to time, the “Restated Articles”) and may be held at such place, if any, either within or without the State of Florida, and at such time and date as the Board of Directors or the chair of the Board of Directors shall determine and state in the notice of such meeting. The Board of Directors may, in its sole discretion, determine that special meetings of shareholders shall not be held at any place, but may instead be held solely by means of remote communication as described in Article 1, Section 10 of these Bylaws in accordance with Section 607.0709 of the Act. The Board of Directors may postpone, reschedule or cancel any special meeting of shareholders previously scheduled by the Board of Directors or the chair of the Board of Directors.

Section 3.  Place.

Meetings of shareholders may be held within or without the State of Florida or as otherwise provided in Section 1 or Section 2 above.

Section 4.  Notice.

The Corporation shall notify shareholders of the date, time and place of each annual and special shareholders’ meeting no fewer than ten (10) or more than sixty (60) days before the meeting date. Unless the Act, or the Restated Articles require otherwise, the Corporation is required to give notice only to shareholders entitled to vote at the meeting. Notice shall be given in the manner provided in Section 5 below, by or at the direction of the president, the secretary, or the officer or persons calling the meeting. Notwithstanding Section 5 below, if mailed, such notice shall be deemed to be delivered when deposited in the United States mail addressed to the shareholder at its address as it appears on the stock transfer books of the Corporation, with postage thereon prepaid.

Unless the Act or the Restated Articles require otherwise, notice of an annual meeting need not include a description of the purpose or purposes for which the meeting is called.

Notice of a special meeting must include a description of the purpose or purposes for which the meeting is called.

Section 5.  Manner of Notice.

Any notice given under these Bylaws must be written and may be communicated in person; telegraph, teletype or other form of electronic communication; or by mail.

Written notice by the Corporation to a shareholder shall be effective when mailed, if mailed postpaid and correctly addressed to the shareholder’s address shown in the Corporation’s current record of shareholders.

Written notice to a domestic or foreign corporation authorized to transact business in this state may be addressed to its registered agent at its registered office or to the corporation or its secretary at its principal office shown in its most recent annual report or, in the case of corporation that has not yet delivered an annual report, in a domestic corporation’s articles of incorporation or in a foreign corporation’s application for certificate of authority.

Except as otherwise provided herein or in the Act, written notice shall be effective at the earliest date of the following: (a) when received; (b) five days after its deposit in the United States mail, as evidenced by the postmark, if mailed postpaid and correctly addressed; (c) on the date shown on the return receipt, if sent by registered or certified mail return receipt requested, and the receipt is signed by or on behalf of the addressee; or (d) when it enters an information processing system that the recipient has designated or uses for the purposes of receiving electronic transmissions or information of the type sent, and from which the recipient is able to retrieve the electronic transmission, and it is in a form capable of being processed by that system.

Section 6.  Notice of Adjourned Meetings.

If an annual or special shareholders’ meeting is adjourned to a different date, time or place, notice need not be given of the new date, time or place if the new date, time or place is announced at the meeting before an adjournment is taken, and any business may be transacted at the adjourned meeting that might have been transacted on the original date of the meeting. If a new record date for the adjourned meeting is or must be fixed, however, notice of the adjourned meeting must be given as provided in Section 5 above to persons who are shareholders as of the new record date who are entitled to notice of the meeting.

Section 7.  Fixing of Record Date.

For the purpose of determining shareholders entitled to notice of a shareholders’ meeting, to demand a special meeting, to vote, or to take any other action, the Board of Directors may fix the record date. In no event may a record date fixed by the Board of Directors be a date preceding the date upon which the resolution fixing the record date is adopted.

If not otherwise provided by or pursuant to these Bylaws, the record date for determining shareholders entitled to notice of and to vote at an annual or special shareholders’ meeting is the close of business on the day before the first notice is delivered to shareholders. A record date for purposes of this Section 7 may not be more than seventy (70) days before the meeting or action requiring a determination of shareholders. A determination of shareholders entitled to notice of or to vote at a shareholders’ meeting is effective for any adjournment of the meeting unless the Board of Directors fixes a new record date, which it must do if the meeting is adjourned to a date more than the one hundred twenty (120) days after the date fixed for the original meeting.

Section 8.  Shareholders’ List For Meeting.

After fixing a record date for a meeting, the Corporation shall prepare an alphabetical list of the names of all its shareholders who are entitled to notice of a shareholders’ meeting, arranged by voting group with the address of, and the number and class and series, if any, of shares held by, each shareholder. The shareholders’ list must be available for inspection by any shareholder for a period of ten (10) days prior to the meeting or such shorter time as exists between the record date and the meeting and continuing through the meeting at the Corporation’s principal office, at a place identified in the meeting notice in the city where the meeting will be held, if any, or at the office of the Corporation’s transfer agent or registrar. Any separate shareholders’ list for voting, if different, must be similarly available for inspection promptly after the record date for voting. A shareholder or its agent or attorney is entitled on written demand to inspect the list during regular business hours and at such shareholder’s expense during the period it is available for inspection. The Corporation shall make the shareholders’ list available at the meeting, and any shareholder or its agent or attorney is entitled to inspect the list at any time during the meeting or any adjournment.

If the requirements of this Section 8 have not been substantially complied with or if the Corporation refuses to allow a shareholder or its agent or attorney to inspect the shareholders’ list before or at the meeting, the meeting shall be adjourned until such requirements are complied with on the demand of any shareholder in person or by proxy who failed to get such access. Refusal or failure to comply with the requirements of this Section 8 shall not affect the validity of any action taken at such meeting.

Section 9.  Shareholder Quorum and Voting.

A majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. When a specified item of business is required to be voted on by a class or series of stock, a majority of the shares of such class or series shall constitute a quorum for the transaction of such item of business by that class or series.

If a quorum is present, the affirmative vote of the majority of the shares represented at the meeting and entitled to vote on the subject matter shall be the act of the shareholders unless the question is one upon which, by express provision of applicable law, of the rules or regulations of any stock exchange applicable to the Corporation, of any regulation applicable to the Corporation or its securities, of the Restated Articles or of these Bylaws, a different vote is required, in which case such express provision shall govern and control the decision of such question. Notwithstanding the foregoing sentence and subject to the Restated Articles, all elections of directors shall be determined by a plurality of the votes cast in respect of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

After a quorum has been established at a shareholders’ meeting, the subsequent withdrawal of shareholders, so as to reduce the number of shares entitled to vote at the meeting below the number required for a quorum, shall not affect the validity of any action taken at the meeting or any adjournment thereof.

Except as otherwise provided by or pursuant to the provisions of the Restated Articles, each shareholder entitled to vote at any meeting of the shareholders shall be entitled to one vote for each share of stock held by such shareholder that has voting power upon the matters in question.

Section 10.  Remote Communications.

If authorized by the Board of Directors in its sole discretion, and subject to such guidelines and procedures as the Board of Directors may adopt, shareholders and proxy holders not physically present at a meeting of shareholders may, by means of remote communication:

(a) participate in a meeting of shareholders; and

(b) be deemed present in person and vote at a meeting of shareholders whether such meeting is to be held at a designated place or solely by means of remote communication,

provided that

(i) the Corporation shall implement reasonable measures to verify and ensure that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxyholder;

(ii) the Corporation shall implement reasonable measures to provide such shareholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the shareholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings; and

(iii) if any shareholder or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the Corporation.

Section 11.  Proxies.

A shareholder, other person entitled to vote on behalf of a shareholder pursuant to the Act, or attorney-in-fact may vote the shareholders’ shares in person or by proxy.

A shareholder may appoint a proxy to vote or otherwise act for him or her by signing an appointment form, either personally or by his or her attorney-in-fact. An executed telegram or cablegram appearing to have been transmitted by such person, or a photographic, photostatic or equivalent reproduction of an appointment form or an electronic transmission is a sufficient appointment form, provided, however, that any type of electronic transmission appearing to have been, or containing or accompanied by such information or obtained under such procedures to reasonably ensure that the electronic transmission was, transmitted by such person is a sufficient appointment, subject to the verification requested by the corporation under Section 604.0724 of the Act. A proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A shareholder may revoke any proxy that is not irrevocable by attending the meeting and voting in person or by delivering to the secretary of the Corporation a revocation of the proxy or a new proxy bearing a later date.

An appointment of a proxy is effective when received by the secretary or other officer or agent authorized to tabulate votes. An appointment is valid for up to eleven (11) months unless a longer period is expressly provided in the appointment form.

The death or incapacity of the shareholder appointing a proxy does not affect the right of the Corporation to accept the proxy’s authority unless notice of the death or incapacity is received by the secretary or other officer or agent authorized to tabulate votes before the proxy exercises his or her authority under the appointment.

If an appointment form expressly provides, any proxy holder may appoint, in writing, a substitute to act in his or her place.

Section 12.  Voting Trusts.

One or more shareholders may create a voting trust, conferring on a trustee the right to vote or otherwise act for them, by signing an agreement setting out the provisions of the trust as provided by law and transferring their shares to a trustee. The trustee shall thereafter prepare a list of names and addresses of all owners of beneficial interests in the trust, together with the number and class of shares of each transferred to the trust, and deliver copies of the list and agreement to the Corporation’s principal office. After filing a copy of the list and agreement in the Corporation’s principal office, such copies shall be open to inspection by any shareholder of the Corporation (subject to the requirements of Article V herein) or any beneficiary of the trust under the agreement during business hours.

Section 13.  Notice of Shareholder Business and Nominations.

(a) Annual Meetings of Shareholders.

(1) Nominations of persons for election to the Board of Directors of the Corporation and the proposal of business to be considered by the shareholders may be made at an annual meeting of shareholders (a) by or at the direction of the Board of Directors or (b) by any shareholder of the Corporation who was a shareholder of record at the time of giving of notice provided for in this Bylaw, who is entitled to vote at the meeting and who complies with the notice procedures set forth in this Bylaw.

(2) For nominations or other business to be properly brought before an annual meeting by a shareholder pursuant to clause (b) of paragraph (a)(1) of this Bylaw, the shareholder must have given timely notice thereof in writing to the secretary of the Corporation and such other business must otherwise be a proper matter for shareholder action. To be timely, a shareholder’s notice shall be delivered to the secretary at the principal executive offices of the Corporation not later than the close of business on the ninetieth (90th) day, nor earlier than the close of business on the one hundred and twentieth (120th) day, prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is more than thirty (30) days before or more than seventy (70) days after such anniversary date, notice by the shareholder to be timely must be so delivered not earlier than the close of business on the one hundred twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90) day prior to such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made by the Corporation. In no event shall the public announcement of an adjournment of an annual meeting commence a new time period for the giving of a shareholder’s notice as described above. Such shareholder’s notice shall set forth (a) as to each person whom the shareholder proposes to nominate for election or re-election as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14a-11 thereunder (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (b) as to any other business that the shareholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such shareholder and beneficial shareholder (as defined in the Act), if any, on whose behalf the proposal is made; and (c) as to the shareholder giving the notice and such beneficial shareholder, if any, on whose behalf the nomination or proposal is made (i) the name and address of such shareholder, as they appear on the Corporation’s books, and of such beneficial shareholder and (ii) the class and number of shares of the Corporation which are owned beneficially and of record by such shareholder and such beneficial shareholder.

(3) Notwithstanding anything in the second sentence of paragraph (a)(2) of this Bylaw to the contrary, in the event that the number of directors to be elected to the Board of Directors of the Corporation is increased and there is no public announcement by the Corporation naming all of the nominees for director or specifying the size of the increased Board of Directors at least one hundred (100) days prior to the first anniversary of the preceding year’s annual meeting, a shareholder’s notice required by this Bylaw shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the secretary at the principal executive offices of the Corporation not later than the close of business on the tenth (10th) day following the date on which such public announcement is first made by the Corporation.

(b) Special Meetings of Shareholders. Only such business shall be conducted at a special meeting of shareholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting. Nominations of persons for election to the Board of Directors may be made at a special meeting of shareholders at which directors are to be elected pursuant to the Corporation’s notice of meeting (a) by or at the direction of the Board of Directors or any committee thereof or (b) by any shareholder of the Corporation who is a shareholder of record at the time of giving of notice provided for in this Bylaw, who shall be entitled to vote at the meeting and who complies with the notice procedures set forth in this Bylaw. In the event the Corporation calls a special meeting of shareholders for the purposes of electing one or more directors to the Board of Directors, any such shareholder may nominate a person or persons (as the case may be), for election of such position(s) as specified in the Corporation’s notice of meeting, if the shareholder’s notice required by paragraph (a)(2) of this Bylaw shall be delivered to the secretary at the principal executive offices of the Corporation not earlier than the close of business on the ninetieth (90th) day prior to such special meeting and not later than the close of business on the later of the sixtieth (60th) day prior to such special meeting or the tenth (10th) day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. In no event shall the public announcement of an adjournment of a special meeting commence a new time period for the giving of a shareholder’s notice as described above.

(c) General.

(1) Only such persons who are nominated in accordance with the procedures set forth in this Bylaw shall be eligible to serve as directors and only such business shall be conducted at a meeting of shareholders as shall have been brought before the meeting in accordance with the procedures set forth in this Bylaw. Except as otherwise provided by law, the chair of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this Bylaw and, if any proposed nomination or business is not in compliance with this Bylaw, to declare that such defective proposal or nomination shall be disregarded.

(2) For purposes of this Bylaw, “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

(3) Notwithstanding the foregoing provisions of this Bylaw, a shareholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Bylaw. Nothing in this Bylaw shall be deemed to affect any rights (i) of shareholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act or (ii) of the holders of any series of Preferred Shares, if any, to elect directors under specified circumstances and as provided in the Restated Articles.

Section 14.  Shareholders’ Agreements.

Two or more shareholders of this Corporation may provide for the manner in which they vote their shares by signing an agreement for that purpose as provided by law.

Section 15.  Action by Shareholders Without a Meeting.

Any action required or permitted to be taken at any annual or special meeting of shareholders of this Corporation may be taken without a meeting, without prior notice and without a vote only to the extent permitted by and in the manner provided in the Restated Articles and in accordance with the Act.

Section 16.  Inspectors of Election.

The Corporation may, and shall if required by law, in advance of any meeting of shareholders, appoint one or more inspectors of election, who may be employees of the Corporation, to act at the meeting or any adjournment thereof and to make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. In the event that no inspector so appointed or designated is able to act at a meeting of shareholders, the chair of the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath to execute faithfully the duties of inspector with strict impartiality and according to the best of his or her ability. The inspector or inspectors so appointed or designated shall (i) ascertain the number of shares of stock of the Corporation outstanding and the voting power of each such share, (ii) determine the shares of stock of the Corporation represented at the meeting and the validity of proxies and ballots, (iii) count all votes and ballots, (iv) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors, and (v) certify their determination of the number of shares of stock of the Corporation represented at the meeting and such inspectors’ count of all votes and ballots. Such certification and report shall specify such other information as may be required by law. In determining the validity and counting of proxies and ballots cast at any meeting of shareholders of the Corporation, the inspectors may consider such information as is permitted by applicable law. No person who is a candidate for an office at an election may serve as an inspector at such election.

Section 17.  Delivery to the Corporation.

Whenever Section 13 of this Article I requires one or more persons (including a record or beneficial shareholder) to deliver a document or information to the Corporation or any officer, employee or agent thereof (including any notice, request, questionnaire, revocation, representation or other document or agreement), unless the Corporation elects otherwise, such document or information shall be in writing exclusively (and not in an electronic transmission) and shall be delivered exclusively by hand (including, without limitation, overnight courier service) or by certified or registered mail, return receipt requested, and the Corporation shall not be required to accept delivery of any document not in such written form or so delivered.

ARTICLE II
DIRECTORS

Section 1. Function.

The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors, except as otherwise provided by applicable law or by the Restated Articles. If any such provision is made in the Restated Articles, the powers and duties imposed upon the Board of Directors by applicable law shall be exercised or performed to such extent and by such person or persons as shall be provided in the Restated Articles. The Board of Directors shall exercise all of the powers of the Corporation except such as are by law, or by the Restated Articles or by these Bylaws, conferred upon or reserved to the shareholders.

Section 2.  Qualification.

Directors must be natural persons who are eighteen (18) years of age or older but need not be residents of the State of Florida or shareholders of the Corporation.

Section 3.  Presumption of Assent.

A director of the Corporation who is present at a meeting of its Board of Directors or a committee of the Board of Directors when corporate action is taken is deemed to have assented to the action taken unless: (a) he or she objects at the beginning of the meeting (or promptly upon his or her arrival) to holding it or transacting specified business at the meeting; or (b) he or she votes against or abstains from the action taken.

Section 4.  Number.

The number of directors of this Corporation shall be set in the manner provided in the Restated Articles and in accordance with the Act.

Section 5.  Election.

Directors shall be elected by shareholders at the annual shareholders’ meetings of the Corporation, or as otherwise provided in the Restated Articles.

Section 6.  Term.

The term of each director shall be as set forth in the Restated Articles.

Section 7.  Resignation.

A director may resign at any time by delivering written or electronic notice to the Board of Directors or its chair or to the secretary of the Corporation. A resignation is effective when the notice is delivered unless the notice specifies a later effective date. If a resignation is made effective at a later date, the Board of Directors may fill the pending vacancy before the effective date if the Board of Directors provides that the successor does not take office until the effective date. The acceptance of a resignation shall not be necessary to make it effective unless otherwise expressly provided in the resignation.

Section 8.  Vacancies.

Except as otherwise provided by law, vacancies occurring in any directorship (whether by death, resignation, retirement, disqualification, removal or other cause) and newly created directorships resulting from any increase in the number of directors shall be filled in accordance with the Restated Articles.

Section 9.  Removal of Directors.

Directors of the Corporation may be removed in the manner provided in the Restated Articles and applicable law.

Section 10.  Quorum and Voting.

A quorum of the Board of Directors consists of a majority of the number of directors. If a quorum is present when a vote is taken, the affirmative vote of a majority of directors present is the act of the Board of Directors.

Section 11.  Committees; Committee Rules.

The Board of Directors may designate one or more committees, including but not limited to an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. Each such committee shall be comprised of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee to replace any absent or disqualified member at any meeting of such committee. Any such committee, to the extent provided in the resolution of the Board of Directors establishing such committee, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority to: (a) approve, adopt, recommend or propose to the shareholders any action or matter (other than the election or removal of directors) expressly required by the Act to be submitted to shareholders for approval, (b) authorize or approve the reacquisition of shares unless pursuant to a formula or method, or within limits, prescribed by the Board of Directors or any committee, (c) fill vacancies on the board of directors or on any board committee, or (d) adopt, amend or repeal any Bylaw of the Corporation. Each committee of the Board of Directors may fix its own rules of procedure and shall hold its meetings as provided by such rules, except as may otherwise be provided by a resolution of the Board of Directors designating such committee. Unless otherwise provided in such a resolution, the presence of at least a majority of the members of the committee shall be necessary to constitute a quorum unless the committee shall consist of one or two members, in which event one member shall constitute a quorum; and all matters shall be determined by a majority vote of the members present at a meeting of the committee at which a quorum is present. Unless otherwise provided in such a resolution, in the event that a member and that member’s alternate, if alternates are designated by the Board of Directors, of such committee is or are absent or disqualified, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in place of any such absent or disqualified member.

Section 12.  Meetings.

The Board of Directors may hold regular or special meetings in or out of the State of Florida. A majority of the directors present, whether or not a quorum exists, may adjourn any meeting of the Board of Directors to another time and place. Notice of any such adjourned meeting shall be given to the directors who were not present at the time of the adjournment and, unless the time and place of the adjourned meeting are announced at the time of the adjournment, to the other directors. Meetings of the Board of Directors may be called by the chair of the Board of Directors or by the president of the Corporation. The Board of Directors may permit any or all directors to participate in a regular or special meeting by, or conduct the meeting through the use of, any means of communication by which all directors participating may simultaneously hear each other during the meeting. A director participating in a meeting by this means is deemed to be present in person at the meeting.

Section 13.  Notice of Meetings.

Regular meetings of the Board of Directors may be held without notice of the date, time, place or purpose of the meeting. Special meetings of the Board of Directors must be preceded by at least twenty-four (24) hours’ notice of the date, time and place of the meeting. The notice need not describe the purpose of the special meeting unless required by the Restated Articles or these Bylaws.

Section 14.  Waiver of Notice.

Notice of a meeting of the Board of Directors need not be given to any director who signs a waiver of notice either before or after the meeting. Attendance of a director at a meeting shall constitute a waiver of notice of such meeting and a waiver of any and all objections to the place of the meeting, the time of the meeting, or the manner in which it has been called or convened, except when a director states, at the beginning of the meeting or promptly upon arrival at the meeting, any objection to the transaction of business because the meeting is not lawfully called or convened.

Section 15.  Action Without a Meeting.

Any action required or permitted to be taken at a Board of Directors’ meeting or committee meeting may be taken without a meeting if the action is taken by all members of the Board of Directors or the committee. The actions must be evidenced by one or more written consents describing the action taken and signed by each director or committee member.

Action taken under this Section 16 is effective when the last director signs the consent, unless the consent specifies a different effective date. A consent signed under this Section 16 has the effect of a meeting vote and may be described as such in any document.

Section 16.  Compensation.

The Board of Directors shall have the authority to fix the compensation, including fees and reimbursement of expenses, of directors for services to the Corporation in any capacity.

Section 17.  Reliance on Books and Records.

A member of the Board of Directors, or a member of any committee designated by the Board of Directors, shall, in the performance of such person’s duties, be fully protected in relying in good faith upon records of the Corporation and upon such information, opinions, reports or statements presented to the Corporation by any of the Corporation’s officers or employees, or committees of the Board of Directors, or by any other person as to matters the member reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation.

ARTICLE III
OFFICERS

Section 1.  Officers.

The Board of Directors may elect from its own number a chair or co-chairs of the Board of Directors and may elect a president, chief executive officer or co-chief executive officers, chief operating officer, chief financial officer, such vice presidents and a treasurer as in the opinion of the Board of Directors the business of the Corporation requires. The Board of Directors shall elect a secretary and shall delegate to the secretary responsibility for preparing minutes of the directors’ and shareholders’ meetings and for authenticating records of the Corporation. The Board of Directors or the president may appoint one or more other officers or assistant officers. The same individual may simultaneously hold more than one office in the Corporation and the same office may simultaneously be held by more than one individual.

Section 2.  Powers and Duties.

The officers of the Corporation shall have the following duties:

(a)	The chair or co-chairs of the Board of Directors, if elected, or failing his, her or their election, the president, shall preside at all meetings of the shareholders and Board of Directors and shall have such other powers and perform such other duties as may be prescribed from time to time by the Board of Directors or in the Bylaws.

(b)	The president shall have general charge and supervision of its business, affairs, administration and operations subject to the direction of the Board of Directors, and shall, in the absence or failing the election of a chair of the Board of Directors, preside at all meetings of the shareholders and the Board of Directors. The president shall have such other powers and perform such other duties as may from time to time be assigned to him by the Board of Directors or in the Bylaws.

(c)	Each of the chief executive officer(s), chief operating officer(s) and vice president(s), if elected, shall have such powers and shall perform such duties as may from time to time be assigned to him, her or them by the Board of Directors.

(d)	The secretary shall be the custodian of, and shall maintain, all of the corporate records except the financial records, shall authenticate all corporate records, shall prepare and record the minutes of all meetings of the shareholders and Board of Directors, send out all notices of meetings, and shall have such other powers and shall perform such other duties as may be prescribed by the Board of Directors or the president or in the Bylaws.

(e)	The chief financial officer or treasurer shall be the custodian of all corporate funds, securities and financial records, shall keep full and accurate accounts of receipts and disbursements and render accounts thereof at the annual meetings of shareholders and whenever else required by the Board of Directors or the president, and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or the president.

(f)	Each assistant treasurer and each assistant secretary, if any are elected, shall be vested with all the powers and shall perform all the duties of the treasurer and secretary, respectively, in the absence or disability of such officer, unless or until the president or the Board of Directors shall otherwise determine. In addition, assistant treasurers and assistant secretaries shall have such powers and shall perform such duties as shall be assigned to them by the president or the Board of Directors.

Section 3.  Delegation.

In the event of the absence of any officer of this Corporation or for any other reason that the Board of Directors may deem sufficient, the Board of Directors may at any time and from time to time delegate all or any part of the powers or duties of any officer to any other officer or officers or to any director or directors.

Section 4.  Resignation and Removal of Officers.

An officer may resign at any time by delivering notice to the Corporation. A resignation is effective when the notice is delivered unless the notice specifies a later effective date. If a resignation is made effective at a later date and the Corporation accepts the future effective date, the Board of Directors may fill the pending vacancy before the effective date if the Board of Directors provides that the successor does not take office until the effective date.

The Board of Directors may remove any officer at any time with or without cause. Any officer or assistant officer, if appointed by the president, may likewise be removed by the president.

Section 5.  Contracts and Other Documents.

The Board of Directors, except as otherwise provided in these Bylaws, may authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the Corporation and such authority may be general or confined to specific instances. Unless so authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the Corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount. Except as provided in Article I Section 16 of these Bylaws, any document, including, without limitation, any consent, agreement, certificate or instrument, required by the Act, the Restated Articles or these Bylaws to be executed by any officer, director, stockholder, employee or agent of the Corporation may be executed using a facsimile or other form of electronic signature to the fullest extent permitted by applicable law. All other contracts, agreements, certificates or instruments to be executed on behalf of the Corporation may be executed using a facsimile or other form of electronic signature to the fullest extent permitted by applicable law.

ARTICLE IV

STOCK CERTIFICATES

Section 1.  Form and Content of Certificates.

Shares may, but are not required to, be represented by certificates. At a minimum each share certificate, if the Corporation has share certificates, must state on its face: the name of the Corporation and that the Corporation is organized under the laws of the State of Florida; the name of the person to whom issued; and the number and class of shares and the designation of the series, if any, the certificate represents.

If the Corporation is authorized to issue different classes of shares or different series within a class, the designations, relative rights, preferences, and limitations applicable to each class and the variations in rights, preferences, and limitations determined for each series (and the authority of the Board of Directors to determine variations for future series) must be summarized on the front or back of each certificate if the Corporation has share certificates. Alternatively, each certificate, if the Corporation has share certificates, may state conspicuously on its front or back that the Corporation will furnish the shareholder a full statement of this information on request and without charge.

Each share certificate must be signed (either manually or in facsimile) by the president or a vice president and the secretary or an assistant secretary of the Corporation and shall bear the corporate seal or its facsimile.

If the person who signed (either manually or in facsimile) a share certificate no longer holds office when the certificate is issued, the certificate is nevertheless valid.

The Board of Directors may authorize the issuance of some or all of the shares of any or all of its classes or series without certificates pursuant to and to the extent permitted by applicable law.

Section 2.  Transfer of Stock.

Subject to any restrictions on the transfer or registration of transfer of the shares represented by a stock certificate which have been imposed or adopted as authorized by the Act, the Corporation shall register a stock certificate presented to it for transfer if the certificate is properly endorsed by the holder of record or by its duly authorized attorney and is accompanied with any additional documents, instruments, certificates, signature guaranties or other items required from time to time by the Board of Directors in its sole discretion.

Section 3.  Lost, Stolen or Destroyed Certificates.

The Corporation shall issue a new stock certificate in the place of any certificate previously issued if the holder of record of the certificate (a) makes proof in affidavit form that it has been lost, destroyed or wrongfully taken; (b) requests the issue of a new certificate before the Corporation has notice that the certificate has been acquired by a purchaser for value in good faith and without notice of any adverse claim; (c) gives bond or other security or indemnity in such form as the Corporation may direct to indemnify the Corporation, the transfer agent, and registrar against any claim that may be made on account of the alleged loss, destruction, or theft of a certificate; and (d) satisfies any other reasonable requirements imposed by the Corporation.

Section 4.  Restriction on Transfer of Shares and other Securities.

A written restriction on the transfer or registration of transfer of shares or other securities of the Corporation if permitted by Section 607.0627 of the Act (or any successor provision) and noted conspicuously on any certificate representing such shares or other securities or contained in an information statement required by Section 607.0626(2) of the Act (or any successor provision), may be enforced against the holder of the restricted shares or other securities or any successor or transferee of the holder, including an executor, administrator, trustee, guardian or other fiduciary entrusted with like responsibility for the person or estate of the holder. Stop transfer notices may be placed in the Corporation’s stock transfer books with respect to restricted shares or other securities.

ARTICLE V
BOOKS AND RECORDS

Section 1.  Corporate Records.

The Corporation shall keep as permanent records minutes of all meetings of its shareholders and its Board of Directors, a record of all actions taken by the shareholders or Board of Directors without a meeting, and a record of all actions taken by a committee of the Board of Directors in place of the Board of Directors on behalf of the Corporation. The Corporation shall maintain accurate accounting records.

The Corporation or its agent shall maintain a record of its shareholders in a form that permits preparation of a list of the names and addresses of all shareholders in alphabetical order by class of shares showing the number and series of shares held by each. The Corporation shall maintain its records in written form or in another form capable of conversion into written form within a reasonable time. The Corporation shall keep a copy of the following records:

(a)	Its Restated Articles and all amendments to them currently in effect;

(b)	Its Bylaws or Restated Bylaws and all amendments to them currently in effect;

(c)	Resolutions adopted by its Board of Directors creating one or more classes or series of shares and fixing their relative rights, preferences, and limitations, if shares issued pursuant to those resolutions are outstanding;

(d)	The minutes of all shareholders’ meetings and records of all action taken by shareholders without a meeting for the past three (3) years;

(e)	Written communications to all shareholders generally or all shareholders of a class or series within the past three (3) years;

(f)	A list of the names and business street addresses of its current directors and officers; and

(g)	Its most recent annual report delivered to the Department of State.

ARTICLE VI
DIVIDENDS

The Board of Directors may authorize and the Corporation may make distributions or dividends to its shareholders subject to restriction and any procedures required by the Restated Articles and/or the Act.

ARTICLE VII
CORPORATE SEAL

The Board of Directors shall provide a corporate seal which shall be circular in form and shall have inscribed thereon the name of the Corporation, the year of incorporation, the word “Florida” and the word “seal”; it may be a facsimile, engraved, printed or an impression seal.

ARTICLE VIII
INDEMNIFICATION

(a)  The Corporation shall indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the Corporation), by reason of the fact that he or she is or was a director or officer of the Corporation and may so indemnify any employee or agent of the Corporation or any person who was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against liability incurred in connection with such proceeding, including any appeal thereof, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any proceeding by judgment, order, settlement, or conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the Corporation or, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

(b)  The Corporation shall indemnify any person who was or is a party to any proceeding by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he or she is or was a director or officer of the Corporation and may so indemnify any employee or agent of the Corporation or any person who was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses and amounts paid in settlement not exceeding, in the judgment of the Board of Directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof, if such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Corporation, except that no indemnification shall be made under this subsection in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable unless, and only to the extent that, the court in which such proceeding was brought, or any other court of competent jurisdiction, shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

(c)  To the extent that a director or officer of the Corporation, or an employee or agent of the Corporation which the Corporation has agreed to indemnify, has been successful on the merits or otherwise in defense of any proceeding referred to in subsection (a) or subsection (b), or in defense of any claim, issue, or matter therein, he or she shall be indemnified against expenses actually and reasonably incurred by him in connection therewith.

(d)  Any indemnification under subsection (a) or subsection (b), unless pursuant to a determination by a court, shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee, or agent is proper in the circumstances because he or she has met the applicable standard of conduct set forth in subsection (a) or subsection (b). Such determination shall be made:

(1)  By the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such proceeding;

(2)  If such a quorum is not obtainable or, even if obtainable, by majority vote of a committee duly designated by the Board of Directors (in which directors who are parties may participate) consisting solely of two or more directors not at the time parties to the proceeding;

(3)  By independent legal counsel:

1.	Selected by the Board of Directors prescribed in paragraph (1) or the committee prescribed in paragraph (2); or

2.	If a quorum of the directors cannot be obtained for paragraph (1) and the committee cannot be designated under paragraph (2), selected by majority vote of the full Board of Directors (in which directors who are parties may participate), or

(4)  By the shareholders by a majority vote of a quorum consisting of shareholders who were not parties to such proceeding or, if no such quorum is obtainable, by a majority vote of shareholders who were not parties to such proceeding.

(e)  Evaluation of the reasonableness of expenses and authorization of indemnification shall be made in the same manner as the determination that indemnification is permissible. However, if the determination of permissibility is made by independent legal counsel, persons specified by paragraph (d)(3) shall evaluate the reasonableness of expenses and may authorize indemnification.

(f)  Expenses incurred by an officer or director in defending a civil or criminal proceeding shall be paid by the Corporation in advance of the final disposition of such proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if he or she is ultimately found not to be entitled to indemnification by the Corporation pursuant to this section. Expenses incurred by other indemnified employees and agents shall be paid in advance upon such terms or conditions that the Board of Directors deems appropriate.

(g)  The indemnification and advancement of expenses provided pursuant to these Bylaws are not exclusive, and the Corporation may make any other or further indemnification or advancement of expenses of any of its directors, officers, employees, or agents, under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office. However, indemnification or advancement of expenses shall not be made to or on behalf of any director, officer, employee, or agent if a judgment or other final adjudication establishes that his or her actions, or omissions to act, were material to the cause of action so adjudicated and constitute:

(1)  A violation of the criminal law, unless the director, officer, employee, or agent had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful;

(2)  A transaction from which the director, officer, employee, or agent derived an improper personal benefit;

(3)  In the case of a director, a circumstance under which the liability provisions of Section 607.0834 of the Act are applicable; or

(4)  Willful misconduct or a conscious disregard for the best interests of the Corporation in a proceeding by or in the right of the Corporation to procure a judgment in its favor or in a proceeding by or in the right of a shareholder.

(h)  Indemnification and advancement of expenses as provided in these Bylaws shall continue as, unless otherwise provided when authorized or ratified, to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person, unless otherwise provided when authorized or ratified.

(i)   For purposes of this Article VIII, the term “Corporation” includes, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger, so that any person who is or was a director, officer, employee, or agent of a constituent corporation, or is or was serving at the request of a constituent corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, is in the same position under this Article VIII with respect to the resulting or surviving corporation as he or she would have with respect to such constituent corporation if its separate existence had continued.

(j)  For purposes of this Article VIII:

(1)	The term “other enterprise” includes an employee benefit plan;

(2)	The term “expenses” includes counsel and paralegal fees, including those for appeal;

(3)	The term “liability” includes obligations to pay a judgment, settlement, penalty, fine (including an excise tax assessed with respect to any employee benefit plan), and expenses actually and reasonably incurred with respect to a proceeding;

(4)	The term “proceeding” includes any threatened, pending, or completed action, suit, or other type of proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal;

(5)	The term “agent” includes a volunteer;

(6)	The term “serving at the request of the Corporation” includes any service as a director, officer, employee, or agent of the Corporation that imposes duties on such persons, including duties relating to an employee benefit plan and its participants or beneficiaries; and

(7)	The term “not opposed to the best interests of the Corporation” also describes the actions of a person who acts in good faith and in a manner he or she reasonably believes to be in the best interests of the participants and beneficiaries of an employee benefit plan.

(k)  The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Article VIII.

ARTICLE IX
AMENDMENT

The Board of Directors is expressly authorized to make, repeal, alter, amend and rescind, in whole or in part, these Bylaws without the assent or vote of the shareholders in any manner not inconsistent with the Act or other applicable law or the Restated Articles. Notwithstanding any other provisions of these Bylaws or any provision of law that would or might otherwise permit a lesser vote of the shareholders, at any time when Monex (as defined in the Restated Articles) as a beneficial shareholder, owns, in the aggregate, less than [30]% of the total voting power of all the then outstanding shares of stock of the Corporation entitled to vote generally in the election of directors, in addition to any vote of the holders of any class or series of capital stock of the Corporation required by the Restated Articles (including any certificate of designation relating to any series of Preferred Shares (as defined in the Restated Articles)), these Bylaws or applicable law, the affirmative vote of the holders of at least 66 2/3% of the total voting power of all the then outstanding shares of stock of the Corporation entitled to vote thereon, voting together as a single class, shall be required in order for the shareholders of the Corporation to alter, amend, repeal or rescind, in whole or in part, any provision of these Bylaws (including, without limitation, this Article IX) or to adopt any provision inconsistent herewith.

ARTICLE X

FISCAL YEAR

The fiscal year of the Corporation shall be fixed, and shall be subject to change, by the Board of Directors. Unless otherwise fixed by the Board of Directors, the fiscal year of the Corporation shall end on March 31.

EXHIBIT D

Form of Registration Rights Agreement

[Attached]

Exhibit D

FORM OF REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of _________ 2021, is made and entered into by and among TradeStation Group, Inc., a Florida corporation (the “Company”), Quantum Ventures LLC, a Delaware limited liability company (the “Sponsor Holdco”), Chardan Quantum LLC, a Delaware limited liability company (“Chardan”), the Persons set forth on Exhibit A hereto (together with the Sponsor Holdco and Chardan, each, a “Sponsor Party” and, together, the “Sponsor Parties”), and Monex Group, Inc. (“Monex” and, collectively with each Sponsor Party and any other person or entity who hereafter becomes a party to this Agreement, each a “Holder” and collectively the “Holders”).

RECITALS

WHEREAS, the Company is party to that certain Agreement and Plan of Merger, dated as of November 4, 2021 (the “Merger Agreement”), by and among the Company, Quantum FinTech Acquisition Corporation, a Delaware corporation (“Quantum”), and TSG Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of the Company (“Merger Sub”), pursuant to which, among other things, on or about the date hereof, Merger Sub will merge with and into Quantum (with Quantum being the surviving entity and a wholly-owned subsidiary of the Company) in exchange for Quantum’s stockholders receiving shares of common stock, par value $0.01 per share, of the Company (the “Common Shares”);

WHEREAS, the Sponsor Parties and Quantum are parties to that certain Registration and Stockholder Rights Agreement, dated as of February 4, 2021 (the “Prior Agreement”), which Prior Agreement will terminate with respect to the Sponsor Parties and the other parties thereto upon execution and delivery of this Agreement;

WHEREAS, on February 4, 2021, Quantum, the Sponsor Holdco and Chardan entered into those certain Private Placement Warrants Purchase Agreements, pursuant to which the Sponsor Holdco purchased 4,450,000 warrants and Chardan purchased 1,112,500 warrants in a private placement transaction occurring simultaneously with the closing of Quantum’s initial public offering (the “Private Placement Warrants”);

WHEREAS, the Sponsor Parties are acquiring Common Shares (including the Common Shares issued or issuable upon the exercise of any other equity security issued to a Sponsor Party pursuant to the terms of the Merger Agreement, including the Private Placement Warrants) on or about the date hereof pursuant to the Merger Agreement;

WHEREAS, on or about the date hereof, pursuant to the Merger Agreement, the Private Placement Warrants are automatically and irrevocably modified to provide that such Private Placement Warrant no longer entitled the holder thereof to purchase the amount of share(s) of Quantum common stock set forth therein and in substitution thereof such Private Placement Warrant shall entitle the holder thereof to acquire such number of shares of Common Shares per Private Placement Warrant; and

WHEREAS, in connection with the transactions contemplated by the Merger Agreement, the Company and the Holders desire to enter into this Agreement, pursuant to which the Company shall grant the Holders certain registration rights with respect to certain securities of the Company, as set forth in this Agreement.

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I
DEFINITIONS

Section 1.1 Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which, in the good faith judgment of the President or Chief Financial Officer of the Company, after consultation with counsel to the Company, (a) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any Misstatement, (b) would not be required to be made at such time but for the filing, effectiveness or continued use of such Registration Statement or Prospectus, and (c)  the Company has (x) a bona fide business purpose for not making or (y) determined the premature disclosure of such information would materially adversely affect the Company.

“Affiliate” shall mean, with respect to a specified Person, each other Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Person specified; provided that no Holder shall be deemed an Affiliate of any other Holder solely by reason of an investment in, or holding of Common Shares (or securities convertible or exchangeable for share of Common Shares) of, the Company. As used in this definition, “control” (including with correlative meanings, “controlled by” and “under common control with”) shall mean possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of voting securities or by contract or other agreement).

“Agreement” shall have the meaning given in the Preamble.

“Board” shall mean the Board of Directors of the Company.

“Claims” shall have the meaning given in subsection 4.1.1.

“Closing Date” shall mean the date of this Agreement.

“Commission” shall mean the Securities and Exchange Commission.

“Common Shares” shall have the meaning given in the Recitals.

“Company” shall have the meaning given in the Preamble.

“Company Shelf Takedown Notice” shall have the meaning given in subsection 2.1.3.

“Company Support Agreement” shall mean that certain Company Support Agreement, dated as of November 4, 2021 (as amended, restated, supplemented or otherwise modified in accordance with the terms thereto), by and among the Company, Quantum and Monex.

“Demand Registration” shall have the meaning given in subsection 2.2.1.

“DR Demanding Holders” shall mean the applicable Holders having the right to make, and actually making, a written demand for the Registration of Registrable Securities pursuant to subsection 2.2.1.

“DR Requesting Holder” shall have the meaning given in subsection 2.2.1.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.

“Form S-1 Shelf” shall have the meaning given in subsection 2.1.1.

“Form S-3 Shelf” shall have the meaning given in subsection 2.1.2.

“Holders” shall have the meaning given in the Preamble hereto.

“Maximum Number of Securities” shall have the meaning given in subsection 2.2.4.

“Merger Agreement” shall have the meaning given in the Recitals hereto.

“Minimum Amount” shall have the meaning given in subsection 2.1.3.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated therein, or necessary to make the statements therein (in the case of any Prospectus and any preliminary Prospectus, in the light of the circumstances under which they were made) not misleading.

“Monex” shall have the meaning given in the Preamble.

“Monex Lock-Up Period” shall have the meaning given to the term “Lock-up Period” in the Company Support Agreement.

“Permitted Transferees” shall mean a person or entity to whom the Holders are permitted to Transfer Registrable Securities prior to the expiration of the (a) SPAC Holder Lock-Up Period, with respect to the Registrable Securities owned by the Sponsor Parties, or (b) Monex Lock-Up Period, with respect to the Registrable Securities owned by Monex.

“PIPE Securities” shall mean shares of Common Stock issued to investors pursuant to Subscription Agreements entered into in connection with the transactions contemplated by the Merger Agreement solely to the extent such securities are entitled to piggy-back registration rights thereunder.

“Piggyback Registration” shall have the meaning given in subsection 2.3.1.

“Prior Agreement” shall have the meaning given in the Recitals hereto.

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Registrable Security” shall mean (a) any outstanding Common Shares or other equity security of the Company held by a Holder immediately following the Closing, (b) any Common Shares issued to a Holder pursuant to the terms of the Merger Agreement (including the Common Shares issued or issuable upon the exercise of any other equity security issued to a Holder pursuant to the terms of the Merger Agreement), (c) the Private Placement Warrants (including any Common Shares issued or issuable upon the exercise of any Private Placement Warrants), and (d) any other equity security of the Company issued or issuable with respect to the securities referred to in the foregoing clauses (a) through (c) by way of a share dividend or share split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization or otherwise; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities when: (i) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (ii) a Registration Statement on Form S-8 (or any successor form) covering such securities is effective; (iii) such securities shall have been otherwise transferred, new certificates for such securities not bearing (or book entry positions not subject to) a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of such securities shall not require registration under the Securities Act; (iv) such securities shall have ceased to be outstanding; (v) such securities may be sold without registration pursuant to Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission) (but with no volume or other restrictions or limitations); or (vi) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

“Registration” shall mean a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registration Expenses” shall mean the out-of-pocket expenses of a Registration, including, without limitation, the following:

(a)	all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any securities exchange on which the Registrable Securities are then listed;

(b)	fees and expenses of compliance with securities or blue-sky laws (including reasonable fees and disbursements of counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(c)	printing, messenger, telephone, delivery and road show or other marketing expenses;

(d)	reasonable fees and disbursements of counsel for the Company;

(e)	reasonable fees and disbursements of all independent registered public accountants of the Company incurred in connection with such Registration;

(f)	reasonable fees and expenses of one (1) legal counsel selected by the Company to render any local counsel opinions in connection with the applicable Registration; and

(g)	reasonable fees and expenses of one (1) legal counsel selected by (i) the majority-in-interest of the DR Demanding Holders initiating a Demand Registration, (ii) the majority-in-interest of the SUO Demanding Holders initiating a Shelf Underwritten Offering, or (iii) the majority-in-interest of participating Holders under Section 2.3 if the Registration was initiated by the Company for its own account or that of a Company shareholder other than pursuant to rights under this Agreement, in each case to be registered for offer and sale in the applicable Registration.

“Registration Statement” shall mean any registration statement that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.

“Shelf Takedown Notice” shall have the meaning given in subsection 2.1.3.

“Shelf Underwritten Offering” shall have the meaning given in subsection 2.1.3.

“SPAC Holder Lock-Up Period” shall have the meaning given to the term “Lock-up Period” in the Sponsor Support Agreement.

“Sponsor Parties” shall have the meaning given in the Preamble.

“Sponsor Support Agreement” shall mean that certain Sponsor Support Agreement, dated as of November 4, 2021 (as amended, restated, supplemented or otherwise modified in accordance with the terms thereto), by and among the Company, Sponsor Holdco, Chardan, Monex, Quantum and the other parties thereto.

“Subscription Agreements” shall mean those certain subscription agreements, dated November 4, 2021 (as amended, restated, supplemented or otherwise modified in accordance with the terms thereof), by and between Quantum and certain subscribers to purchase shares of common stock of Quantum, par value $0.0001 per share.

“SUO Demanding Holders” shall mean the applicable Holders having the right to make, and actually making, a written demand for a Shelf Underwritten Offering of Registrable Securities pursuant to subsection 2.1.3.

“SUO Requesting Holder” shall have the meaning given in subsection 2.1.3.

“Transfer” shall mean to, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of, either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of, any interest owned by a person or any interest (including a beneficial interest) in, or the ownership, control or possession of, any interest owned by a person.

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Registration” or “Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

“Warrant Agreement” shall mean that certain Warrant Agreement, dated February 4, 2021, by and between Quantum and Continental Stock Transfer & Trust Company, as warrant agent.

ARTICLE II
REGISTRATIONS

Section 2.1 Shelf Registration.

2.1.1 Following the Closing Date, the Company shall use its reasonable best efforts to (i) file a Registration Statement under the Securities Act within sixty (60) days after the Closing Date to permit the public resale of all the Registrable Securities held by the Holders from time to time as permitted by Rule 415 under the Securities Act (or any successor or similar provision adopted by the Commission then in effect) on the terms and conditions specified in this subsection 2.1.1 and (ii) cause such Registration Statement to be declared effective as soon as practicable after the filing thereof. The Registration Statement filed with the Commission pursuant to this subsection 2.1.1 shall be a shelf registration statement on Form S-1 (a “Form S-1 Shelf”) or such other form of registration statement as is then available to effect a registration for resale of such Registrable Securities, covering such Registrable Securities, and shall contain a Prospectus in such form as to permit any Holder to sell such Registrable Securities pursuant to Rule 415 under the Securities Act (or any successor or similar provision adopted by the Commission then in effect) at any time beginning on the effective date for such Registration Statement. A Registration Statement filed pursuant to this subsection 2.1.1 shall provide for the resale pursuant to any method or combination of methods legally available to, and requested by, the Holders. The Company shall use its reasonable best efforts to cause a Registration Statement filed pursuant to this subsection 2.1.1 to remain effective, and to be supplemented and amended to the extent necessary to ensure that such Registration Statement is available (including to use its reasonable best efforts to add Registrable Securities held by Permitted Transferees) or, if not available, that another Registration Statement is available, for the resale of all the Registrable Securities held by the Holders until all such Registrable Securities have ceased to be Registrable Securities. As soon as practicable following the effective date of a Registration Statement filed pursuant to this subsection 2.1.1, but in any event within five (5) business days of such date, the Company shall notify the Holders of the effectiveness of such Registration Statement. When effective, a Registration Statement filed pursuant to this subsection 2.1.1 (including the documents incorporated therein by reference) will comply as to form in all material respects with all applicable requirements of the Securities Act and the Exchange Act and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of any Prospectus contained in such Registration Statement, in the light of the circumstances under which such statement is made).

2.1.2 The Company shall use its reasonable best efforts to convert the Form S-1 Shelf filed pursuant to subsection 2.1.1 to a shelf registration statement on Form S-3 (a “Form S-3 Shelf”) as promptly as practicable after the Company is eligible to use a Form S-3 Shelf and have the Form S-3 Shelf declared effective as promptly as practicable and to cause such Form S-3 Shelf to remain effective, and to be supplemented and amended to the extent necessary to ensure that such Registration Statement is available or, if not available, that another Registration Statement is available, for the resale of all the Registrable Securities held by the Holders until all such Registrable Securities have ceased to be Registrable Securities.

2.1.3 At any time and from time to time following the effectiveness of the shelf registration statement required by subsection 2.1.1 or subsection 2.1.2, any Holder may request to sell all or a portion of their Registrable Securities in an underwritten offering that is registered pursuant to such shelf registration statement (a “Shelf Underwritten Offering”); provided that such Holder(s) reasonably expects to sell Registrable Securities yielding aggregate gross proceeds in excess of $20.0 million from such Shelf Underwritten Offering (such amount of Registrable Securities, as applicable, the “Minimum Amount”). All requests for a Shelf Underwritten Offering shall be made by giving written notice to the Company (the “Shelf Takedown Notice”). Each Shelf Takedown Notice shall specify the approximate number of Registrable Securities proposed to be sold in the Shelf Underwritten Offering and the expected price range (net of underwriting discounts and commissions) of such Shelf Underwritten Offering. Within two (2) business days after receipt of any Shelf Takedown Notice, the Company shall give written notice of such requested Shelf Underwritten Offering to all other Holders of Registrable Securities (the “Company Shelf Takedown Notice”) and each Holder of Registrable Securities who thereafter wishes to include all or a portion of such Holder’s Registrable Securities in a Registration pursuant to a Shelf Underwritten Offering (each such Holder that includes all or a portion of such Holder’s Registrable Securities in such Shelf Underwritten Offering, a “SUO Requesting Holder”) shall so notify the Company of its intent to participate in such Shelf Underwritten Offering, in writing, within three (3) business days after the receipt by such Holder of the Company Shelf Takedown Notice. Upon receipt by the Company of any such written notification from a SUO Requesting Holder(s) to the Company, subject to the provisions of subsection 2.2.4, the Company shall include in such Shelf Underwritten Offering all Registrable Securities of such SUO Requesting Holder(s). The Company shall, together with all participating Holders of Registrable Securities of the Company proposing (and permitted) to distribute their securities through such Shelf Underwritten Offering, enter into an underwriting agreement in customary form for such Shelf Underwritten Offering with the managing Underwriter or Underwriters selected by the majority-in-interest of the participating Holders after consultation with the Company and shall take all such other reasonable actions as are reasonably requested by the managing Underwriter or Underwriters in order to facilitate the disposition of such Registrable Securities. In connection with any Shelf Underwritten Offering contemplated by this subsection 2.1.3, subject to Section 3.3 and Article IV, the underwriting agreement into which each Holder and the Company shall enter shall contain representations, covenants, indemnities and other rights and obligations in customary form for such Shelf Underwritten Offering by the Company. Any Shelf Underwritten Offering effected pursuant to this subsection 2.1.3 shall be counted as a Registration for purposes of the limit on the number of Registrations that can be effected under Section 2.2 hereof.

Section 2.2 Demand Registration.

2.2.1 Request for Registration. Subject to the provisions of subsection 2.2.5 and Sections 2.4 and 3.4 hereof and provided that the Company does not have an effective Registration Statement pursuant to subsection 2.1.1 or subsection 2.1.2 covering Registrable Securities, (a) Sponsor Holdco, (b) Chardan and (c) Monex, may make a written demand for Registration of all or part of their Registrable Securities on (i) Form S-1, or such other form of registration statement as is then available to effect a registration for resale of such Registrable Securities, covering such Registrable Securities or (ii) if available, Form S-3, which in the case of either clause (i) or (ii), may be a shelf registration statement filed pursuant to Rule 415 under the Securities Act, which written demand shall describe the amount and type of securities to be included in such Registration and the intended method(s) of distribution thereof (such written demand a “Demand Registration”). The Company shall, promptly (but in any event within fifteen (15) days following the Company’s receipt of a Demand Registration), notify, in writing all other Holders of Registrable Securities of such demand, and each Holder of Registrable Securities who thereafter wishes to include all or a portion of such Holder’s Registrable Securities in a Registration pursuant to a Demand Registration (each such Holder that includes all or a portion of such Holder’s Registrable Securities in such Registration, a “DR Requesting Holder”) shall so notify the Company, in writing, within three (3) business days after the receipt by the Holder of the notice from the Company. Upon receipt by the Company of any such written notification from a DR Requesting Holder(s) to the Company, subject to subsection 2.2.4 below, such DR Requesting Holder(s) shall be entitled to have their Registrable Securities included in a Registration pursuant to a Demand Registration and the Company shall effect, as soon thereafter as practicable, the Registration of all Registrable Securities requested by the DR Demanding Holders and DR Requesting Holders pursuant to such Demand Registration. The Company shall not be obligated to effect more than an aggregate of (x) two (2) Registrations pursuant to a Demand Registration or a Shelf Underwritten Offering initiated by Sponsor Holdco and (y) one (1) Registrations pursuant to a Demand Registration or a Shelf Underwritten Offering initiated by Chardan under subsection 2.1.3 or this subsection 2.2.1 with respect to any or all Registrable Securities; provided, however, that a Registration shall not be counted for such purposes unless a Registration Statement that may be available at such time has become effective and all of the Registrable Securities requested by the DR Demanding Holders and the DR Requesting Holders (or in the case of a Shelf Underwritten Offering, the SUO Demanding Holders and the SUO Requesting Holders) to be registered on behalf of the DR Demanding Holders and the DR Requesting Holders (or in the case of a Shelf Underwritten Offering, the SUO Demanding Holders and the SUO Requesting Holders) in such Registration have been sold, in accordance with Section 3.1 of this Agreement.

2.2.2 Effective Registration. Notwithstanding the provisions of subsection 2.2.1 above or any other part of this Agreement, a Registration pursuant to a Demand Registration shall not count as a Registration unless and until (a) the Registration Statement filed with the Commission with respect to a Registration pursuant to a Demand Registration has been declared effective by the Commission and (b) the Company has complied with all of its obligations under this Agreement with respect thereto; provided, further, that if, after such Registration Statement has been declared effective, an offering of Registrable Securities in a Registration pursuant to a Demand Registration is subsequently interfered with by any stop order or injunction of the Commission, federal or state court or any other governmental agency, the Registration Statement with respect to such Registration shall be deemed not to have been declared effective, unless and until, (i) such stop order or injunction is removed, rescinded or otherwise terminated, and (ii) a majority-in-interest of the DR Demanding Holders initiating such Demand Registration thereafter affirmatively elect to continue with such Registration and accordingly notify the Company in writing, but in no event later than five (5) days after the removal, rescission or other termination of such stop order or injunction, of such election; provided, further, that the Company shall not be obligated or required to file another Registration Statement until the Registration Statement that has been previously filed with respect to a Registration pursuant to a Demand Registration by the same DR Demand Holder becomes effective or is subsequently terminated.

2.2.3 Underwritten Offering. Subject to the provisions of subsection 2.2.4 and Sections 2.4 and 3.4 hereof, if a majority-in-interest of the DR Demanding Holders so advise the Company as part of their Demand Registration that the offering of the Registrable Securities pursuant to such Demand Registration shall be in the form of an Underwritten Offering, then the right of such DR Demanding Holder or DR Requesting Holder (if any) to include its Registrable Securities in such Registration shall be conditioned upon such Holder’s participation in such Underwritten Offering and the inclusion of such Holder’s Registrable Securities in such Underwritten Offering to the extent provided herein. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.2.3, subject to Section 3.3 and Article IV, shall enter into an underwriting agreement in customary form with the Company and the Underwriter(s) selected for such Underwritten Offering by the majority-in-interest of the DR Demanding Holders initiating the Demand Registration.

2.2.4 Reduction of Underwritten Offering. In the event of a Demand Registration that is to be an Underwritten Offering or a Shelf Underwritten Offering, and if the managing Underwriter or Underwriters, in good faith, advises the Company and, in the case of a Demand Registration, the DR Demanding Holders and the DR Requesting Holders (if any) (or in the case of a Shelf Underwritten Offering, the SUO Demanding Holders and the SUO Requesting Holders (if any)), in writing that, in its opinion, the dollar amount or number of Registrable Securities that the DR Demanding Holders and the DR Requesting Holders (if any) (or in the case of a Shelf Underwritten Offering, the SUO Demanding Holders and the SUO Requesting Holders (if any)) desire to sell, taken together with all other Common Shares or other equity securities that the Company desires to sell for its own account and the Common Shares, if any, as to which a Registration has been requested pursuant to separate written contractual piggy-back registration rights held by any other stockholders of the Company who desire to sell, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in such Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, as follows: (a) first, the Registrable Securities of the DR Demanding Holders and the DR Requesting Holders (if any) (or in the case of a Shelf Underwritten Offering, the SUO Demanding Holders and the SUO Requesting Holders (if any)) and any PIPE Securities pro rata based on the number of securities requested to be sold that can be sold without exceeding the Maximum Number of Securities; (b) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (a), the Common Shares or other equity securities that the Company desires to sell for its own account, which can be sold without exceeding the Maximum Number of Securities; and (c) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (a) and (b), the Common Shares or other equity securities of other persons or entities that the Company is obligated to register in a Registration pursuant to separate written contractual arrangements with such persons and that can be sold without exceeding the Maximum Number of Securities.

2.2.5 Demand Registration Withdrawal. A DR Demanding Holder or a DR Requesting Holder in the case of a Demand Registration (or a SUO Demanding Holder or a SUO Requesting Holder in the case of a Shelf Underwritten Offering) shall have the right to withdraw all or a portion of its Registrable Securities included in a Demand Registration pursuant to subsection 2.2.1 or a Shelf Underwritten Offering pursuant to subsection 2.1.3 for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of its intention to so withdraw at any time up to (a) in the case of a Demand Registration not involving an Underwritten Offering or a Shelf Underwritten Offering, one (1) day prior to the effective date of the applicable Registration Statement or (b) in the case of any Demand Registration involving an Underwritten Offering or any Shelf Underwritten Offering, one (1) day prior to the expected pricing date of such Underwritten Offering or Shelf Underwritten Offering; provided, however, that upon withdrawal by a majority-in-interest of the DR Demanding Holders initiating a Demand Registration (or in the case of a Shelf Underwritten Offering, withdrawal of an amount of Registrable Securities included by the Holders in such Shelf Underwritten Offering, in their capacity as SUO Demanding Holders, being less than the Minimum Amount), the Company shall cease all efforts to secure effectiveness of the applicable Registration Statement or complete the Underwritten Offering, as applicable. The Company shall be responsible for the Registration Expenses incurred in connection with a Registration pursuant to a Demand Registration or a Shelf Underwritten Offering prior to and including its withdrawal under this subsection 2.2.5; provided that upon withdrawal by a majority-in-interest of the DR Demanding Holders initiating a Demand Registration (or in the case of a Shelf Underwritten Offering, withdrawal of an amount of Registrable Securities included by the Holders in such Shelf Underwritten Offering, in their capacity as SUO Demanding Holders, being less than the Minimum Amount), such Registration shall be counted towards the limit on Registrations set forth in subsection 2.2.1.

Section 2.3 Piggyback Registration.

2.3.1 Piggyback Rights. If the Company proposes to file a Registration Statement under the Securities Act with respect to an offering of Common Shares (including equity securities exercisable or exchangeable for, or convertible into, Common Shares), for its own account or for the account of stockholders of the Company, other than a Registration Statement (a) filed in connection with any employee share option or other benefit plan, (b) a Registration Statement on Form S-4 or Form S-8 (or any successor forms), (c) for an exchange offer or offering of securities solely to the Company’s existing shareholders, (d) for an offering of debt that is convertible into equity securities of the Company, (e) for a dividend reinvestment plan or similar plans, (f) filed pursuant to Section 2.1, (g) filed pursuant to Section 2.2, or (h) filed in connection with any business combination or acquisition involving the Company, then the Company shall give written notice of such proposed filing to all of the Holders of Registrable Securities as soon as practicable (but not less than ten (10) days prior to the anticipated filing by the Company with the Commission of any Registration Statement with respect thereto), which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution (including whether such registration will be pursuant to a shelf registration statement), the proposed date of filing of such Registration Statement with the Commission and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, in each case to the extent then known, (B) describe such Holders’ rights under this Section 2.3 and (C) offer to all of the Holders of Registrable Securities the opportunity to register the sale of such number of Registrable Securities as such Holders may request in writing within ten (10) days after receipt of such written notice (such Registration a “Piggyback Registration”). The Company shall, in good faith, cause such Registrable Securities identified in a Holder’s response notice described in the foregoing sentence to be included in such Piggyback Registration and shall use its reasonable best efforts to cause the managing Underwriter or Underwriters of a proposed Underwritten Offering, if any, to permit the Registrable Securities requested by the Holders pursuant to this subsection 2.3.1 to be included in a Piggyback Registration on the same terms and conditions as any similar securities of the Company or Company shareholder(s) for whose account the Registration Statement is to be filed included in such Registration and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.3.1, subject to Section 3.3 and Article IV, shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Company or Company shareholder(s) for whose account the Registration Statement is to be filed. For purposes of this Section 2.3, the filing by the Company of an automatic shelf registration statement for offerings pursuant to Rule 415(a) that omits information with respect to any specific offering pursuant to Rule 430B shall not trigger any notification or participation rights hereunder until such time as the Company amends or supplements such Registration Statement to include information with respect to a specific offering of Registrable Securities (and such amendment or supplement shall trigger the notice and participation rights provided for in this Section 2.3).

2.3.2 Reduction of Piggyback Registration. If a Piggyback Registration is to be an Underwritten Offering and the managing Underwriter or Underwriters, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that, in its opinion, the dollar amount or number of the Common Shares or other equity securities that the Company desires to sell, taken together with (a) the Common Shares or other equity securities, if any, as to which Registration has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder, (b) the Registrable Securities as to which registration has been requested pursuant to Section 2.3 hereof, and (c) the Common Shares or other equity securities, if any, as to which Registration has been requested pursuant to separate written contractual piggy-back registration rights of other shareholders of the Company, exceeds the Maximum Number of Securities, then:

2.3.2.1 if the Registration is undertaken for the Company’s account, the Company shall include in any such Registration (a) first, the Common Shares or other equity securities that the Company desires to sell for its own account, which can be sold without exceeding the Maximum Number of Securities; (b) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (a), the PIPE Securities, pro rata based on the number of PIPE Securities requested to be included, which can be sold without exceeding the Maximum Number of Securities; and (c) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (a) and (b), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.3.1 hereof ; and (d) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (a), (b) and (c), the Common Shares or other equity securities, if any, as to which Registration has been requested pursuant to written contractual piggy-back registration rights of other shareholders of the Company, which can be sold without exceeding the Maximum Number of Securities; and

2.3.2.2 if the Registration is pursuant to a request by persons or entities other than the Holders of Registrable Securities, then the Company shall include in any such Registration (a) first, the Common Shares or other equity securities, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities, the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.3.1 hereof and the PIPE Securities, pro rata based on the number of securities requested to be included, which can be sold without exceeding the Maximum Number of Securities; (b) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (a) and (b), the Common Shares or other equity securities that the Company desires to sell for its own account, which can be sold without exceeding the Maximum Number of Securities; and (c) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (a) and (b), the Common Shares or other equity securities for the account of other persons or entities that the Company is obligated to register pursuant to separate written contractual arrangements with such persons or entities, which can be sold without exceeding the Maximum Number of Securities.

2.3.3 Piggyback Registration Withdrawal. Any Holder of Registrable Securities shall have the right to withdraw all or any portion of its Registrable Securities in a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw such Registrable Securities from such Piggyback Registration up to (a) in the case of a Piggyback Registration not involving an Underwritten Offering or Shelf Underwritten Offering, one (1) day prior to the effective date of the applicable Registration Statement or (b), in the case of any Piggyback Registration involving an Underwritten Offering or any Shelf Underwritten Offering, one (1) day prior to the expected pricing date of such Underwritten Offering or Shelf Underwritten Offering. The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration at any time prior to the effectiveness of such Registration Statement. The Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to and including its withdrawal under this subsection 2.3.3.

2.3.4 Unlimited Piggyback Registration Rights. For purposes of clarity, any Registration effected pursuant to Section 2.3 hereof shall not be counted as a Registration pursuant to a Demand Registration effected under Section 2.2 hereof or a Shelf Underwritten Offering effected under subsection 2.1.3.

Section 2.4 Restrictions on Registration Rights. If (a) during the period starting with the date sixty (60) days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date one hundred and twenty (120) days after the effective date of, a Company initiated Registration and provided that the Company has delivered written notice to the Holders prior to receipt of a Demand Registration pursuant to subsection 2.2.1 and it continues to actively employ, in good faith, all reasonable efforts to cause the applicable Registration Statement to become effective; (b) the Holders have requested an Underwritten Registration and the Company and the Holders are unable to obtain the commitment of underwriters to firmly underwrite the offer; or (c) in the good faith judgment of the Board such Registration would be seriously detrimental to the Company and the Board concludes as a result that it is essential to delay the filing of such Registration Statement at such time, the Company shall have the right, upon giving prompt written notice of such action to the Holders (which notice shall not specify the nature of the event giving rise to such delay or suspension), delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time determined in good faith by the Company to be necessary for such purpose.

ARTICLE III
COMPANY PROCEDURES

Section 3.1 General Procedures. If the Company is required to effect the Registration of Registrable Securities, the Company shall use its reasonable best efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall, as expeditiously as reasonably possible:

3.1.1 prepare and file with the Commission a Registration Statement with respect to such Registrable Securities and use its reasonable best efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities covered by such Registration Statement have been sold;

3.1.2 prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by the Holders or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus;

3.1.3 (a) at least five (5) days prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Holders, and (b) except in the case of a Registration under Section 2.3, not file any such Registration Statement or Prospectus, or amendment or supplement thereto, to which any such Holder or Registrable Securities shall have reasonably objected on the grounds that such Registration Statement or Prospectus or supplement or amendment thereto, does not comply in all material respects with the requirements of the Securities Act or the rules and regulations thereunder;

3.1.4 prior to any public offering of Registrable Securities, but in any case no later than the effective date of the applicable Registration Statement, use its reasonable best efforts to (a) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request and to keep such registration or qualification in effect for so long as such Registration Statement remains in effect and (b) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company or otherwise and do any and all other acts and things that may be necessary or advisable, in each case, to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5 cause all such Registrable Securities to be listed on each securities exchange or automated quotation system on which similar securities issued by the Company are then listed;

3.1.6 provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7 advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of any request by the Commission that the Company amend or supplement such Registration Statement or Prospectus or the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or Prospectus the initiation or threatening of any proceeding for such purpose and promptly use its reasonable best efforts to amend or supplement such Registration Statement or Prospectus or prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued, as applicable;

3.1.8 advise each Holder of Registrable Securities covered by such Registration Statement, promptly (and in any event within five (5) business days) after the Company receives notice thereof, of the time when such registration statement has been declared effective or a supplement to any Prospectus forming a part of such registration statement has been filed;

3.1.9 notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event or the existence of any condition as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, or in the opinion of counsel for the Company it is necessary to supplement or amend such Prospectus to comply with law, and then to correct such Misstatement or include such information as is necessary to comply with law, in each case as set forth in Section 3.4 hereof, at the request of any such Holder promptly prepare and furnish to such Holder a reasonable number of copies of a supplement to or an amendment of such Prospectus as may be necessary so that, as thereafter delivered to the purchasers of such securities, such Prospectus shall not include a Misstatement or such Prospectus, as supplemented or amended, shall comply with law;

3.1.10 permit a representative of the Holders, the Underwriters, if any, and any attorney or accountant retained by such Holders or Underwriter to participate in the preparation of any Registration Statement, each such Prospectus included therein or filed with the Commission, and each amendment or supplement thereto, and will give each of them such access to its books and records and such opportunities to discuss the business, finances and accounts of the Company and its subsidiaries with its officers, directors and the independent public accountants who have certified its financial statements as shall be necessary, in the opinion of such Holders’ and such Underwriters’ respective counsel, to conduct a reasonable investigation within the meaning of the Securities Act, and will cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, attorney or accountant in connection with the Registration; provided, however, that if requested by the Company, such representatives or Underwriters enter into a confidentiality agreement, in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information;

3.1.11 obtain a “cold comfort” letter (including a bring-down letter dated as of the date the Registrable Securities are delivered for sale pursuant to such Registration) from the Company’s independent registered public accountants in the event of an Underwritten Offering, in customary form and covering such matters of the type customarily covered by “cold comfort” letters as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders and any Underwriter;

3.1.12 in connection with an Underwritten Offering, use reasonable best efforts to obtain for the underwriter(s) opinions of counsel for the Company, covering the matters customarily covered in opinions requested in underwritten offerings and such other matters as may be reasonably requested by such underwriters;

3.1.13 in the event of any Underwritten Offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing Underwriter of such offering;

3.1.14  otherwise use its reasonable best efforts to comply with all applicable rules and regulations of the Commission, and to make available to its security holders, as soon as reasonably practicable, an earnings statement that satisfies the provisions of Section 11(a) of the Securities Act and the rules and regulations thereunder, including Rule 158 thereunder (or any successor rule promulgated thereafter by the Commission);

3.1.15  if the Registration involves the Registration of Registrable Securities involving gross proceeds in excess of $100.0 million, use its reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in any Underwritten Offering; and

3.1.16  otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the Holders, including causing the officers and directors of the Company to enter into customary “lock-up agreements,” in connection with such Registration.

Section 3.2 Registration Expenses. The Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, stock transfer taxes and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing the Holders.

Section 3.3 Participation in Underwritten Offerings.

3.3.1 No person may participate in any Underwritten Offering for equity securities of the Company pursuant to a Registration initiated pursuant to the terms of this Agreement unless such person (a) agrees to sell such person’s securities on the basis provided in any underwriting arrangements approved by the Company and (b) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting agreements and other customary documents as may be reasonably required under the terms of such underwriting arrangements.

3.3.2 The Company will use its commercially reasonable efforts to ensure that no Underwriter shall require any Holder to make any representations or warranties to or agreements with the Company or the Underwriters other than representations, warranties or agreements regarding such Holder and such Holder’s intended method of distribution and any other representation required by law, and if, despite the Company’s commercially reasonable efforts, an Underwriter requires any Holder to make additional representation or warranties to or agreements with such Underwriter, such Holder may elect not to participate in such Underwritten Offering (but shall not have any claims against the Company as a result of such election). Any liability of such Holder to any Underwriter or other person under such underwriting agreement shall be limited to an amount equal to the proceeds (net of expenses and underwriting discounts and commissions) that it derives from such registration.

Section 3.4 Suspension of Sales; Adverse Disclosure. Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, or in the opinion of counsel for the Company it is necessary to supplement or amend such Prospectus to comply with law, each of the Holders shall forthwith discontinue disposition of Registrable Securities until it has received copies of a supplemented or amended Prospectus correcting the Misstatement or including the information counsel for the Company believes to be necessary to comply with law (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice such that the Registration Statement or Prospectus, as so amended or supplemented, as applicable, will not include a Misstatement and complies with law), or until it is advised in writing by the Company that the use of the Prospectus may be resumed. If the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would require the Company to make an Adverse Disclosure or would require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, the Company may, upon giving prompt written notice of such action to the Holders, delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time, but in no event more than sixty (60) days, determined in good faith by the Board to be necessary for such purpose. In the event the Company exercises its rights under the preceding sentence, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities. The Company shall immediately notify the Holders of the expiration of any period during which it exercised its rights under this Section 3.4. The Holders shall maintain the confidentiality of such notice and its contents.

Section 3.5 Covenants of the Company. As long as any Holder shall own Registrable Securities, the Company hereby covenants and agrees at all times while it shall be a reporting company under the Exchange Act, to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings. The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell Registrable Securities held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission), including providing any legal opinions; provided that the delivery of any legal opinions may be subject to receipt by the Company and/or its transfer agent of customary representations of the applicable Holder, which are satisfactory to the Company and its transfer agent, as applicable. Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

Section 3.6 Legend Removal Obligations. In connection with the written request of any Holder, the Company shall remove any restrictive legend included on the certificates (or, in the case of book-entry shares, any other instrument or record) representing such Holder’s and/or its affiliates’ or Permitted Transferee’s ownership of Common Stock, and promptly issue a certificate (or evidence of the issuance of securities in book-entry form) without such restrictive legend or any other restrictive legend to the holder of the applicable shares of Common Stock upon which it is stamped, if (i) such shares of Common Stock are registered for resale under the Securities Act and such Registration Statement for such shares of Common Stock has not been suspended under the Securities Act, the Exchange Act or the rules and regulations of the Commission promulgated thereunder, (ii) such shares of Common Stock are sold or transferred pursuant to Rule 144, or (iii) such shares of Common Stock are eligible for sale pursuant to Section 4(a)(1) of the Securities Act or Rule 144 without volume or manner-of-sale restrictions. Following the earlier of (A) the effective date of a Registration Statement registering such shares of Common Stock or (B) Rule 144 becoming available for the resale of such shares of Common Stock without volume or manner-of-sale restrictions, the Company, upon the written request of the Holder or its Permitted Transferee, shall instruct the Company’s transfer agent to remove the legend from such shares of Common Stock (in whatever form) and shall cause Company counsel to issue any legend removal opinion required by the transfer agent. Any reasonable and documented fees (with respect to the transfer agent, Company counsel, or otherwise) associated with the removal of such legend shall be borne by the Company. If a legend is no longer required pursuant to the foregoing, the Company will, as soon as practicable, and in any case no later than three (3) business days following the delivery by any Holder or its Permitted Transferee to the Company or the transfer agent (with notice to the Company) of a legended certificate (if applicable) representing such shares of Common Stock and, to the extent such sale is not pursuant to an effective registration statement, such other documentation as reasonably requested by the Company, deliver or cause to be delivered to the holder of such Common Stock a certificate representing such shares of Common Stock (or evidence of the issuance of such shares of Common Stock in book-entry form) that is free from all restrictive legends; provided that, notwithstanding the foregoing, the Company will not be required to deliver any opinion, authorization, certificate or direction to remove the restrictive legend pursuant to this Section 3.6 if (x) removal of the legend would result in or facilitate transfers of securities in violation of applicable law or (y) following receipt of instruction from the Company, the transfer agent refuses to remove the legend.

ARTICLE IV
INDEMNIFICATION AND CONTRIBUTION

Section 4.1 Indemnification.

4.1.1 The Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers, directors, partners, managers, shareholders, members, employees, agents, investment advisors and each person who controls such Holder (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) from and against all losses, claims, damages, liabilities and expenses (including attorneys’ fees), joint or several (or actions or proceedings, whether commenced or threatened, in respect thereof) (collectively, “Claims”), to which any such Holder or other persons may become subject, insofar as such Claims arise out of or are based on any untrue or alleged untrue statement of any material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading and the Company will promptly reimburse such Holder or other person for any legal or any other expenses reasonably incurred by them in connection with investigating or defending any such Claim; except insofar as the Claim or expense arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such filing in reliance upon and in conformity with information furnished in writing to the Company by such Holder expressly for use therein. The Company shall indemnify the Underwriters, their officers and directors and each person who controls such Underwriters (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) to the same extent as provided in the foregoing with respect to the indemnification of the Holder.

4.1.2 In connection with any Registration Statement in which a Holder of Registrable Securities is participating pursuant to this Agreement, each Holder agrees to indemnify the Company, its officers, directors, partners, managers, shareholders, members, employees and agents and each person who controls the Company (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) from and against any Claims, to which any the Company or such other persons may become subject, insofar as such Claims arise out of or are based on any untrue statement of any material fact contained in the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information furnished in writing by such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each person who controls such Underwriters (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) to the same extent as provided in the foregoing with respect to indemnification of the Company.

4.1.3 Any person entitled to indemnification herein shall (a) give prompt written notice to the indemnifying party of any Claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (b) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such Claim, permit such indemnifying party to assume the defense of such Claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one (1) counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) and which settlement includes a statement or admission of fault or culpability on the part of such indemnified party or does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

4.1.4 The indemnification and contribution provided for under this Agreement (a) shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director, partners, shareholders or members, employees, agents, investment advisors, Affiliates or controlling person of such indemnified party and shall survive the Transfer of Registrable Securities and (b) are not exclusive and shall not limit any rights or remedies which may be available to any indemnified party at law or in equity or pursuant to any other agreement.

4.1.5 If the indemnification provided under Section 4.1 hereof from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any Claims, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such Claims in such proportion as is appropriate to reflect the relative fault of the indemnifying party or parties on the other hand in connection with the statements or omissions that resulted in such Claims, as well as any other relevant equitable considerations; provided, however, that the liability of any Holder or any director, officer, employee, agent, investment advisor or controlling person thereof under this subsection 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. In connection with any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto filed by the Company, the relative fault of the indemnifying party or parties, on the one hand, and the indemnified party or parties, on the other hand, shall be determined by reference to, among other things, whether any untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in subsections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this subsection 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this subsection 4.1.5. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this subsection 4.1.5 from any person who was not guilty of such fraudulent misrepresentation.

4.1.6 The indemnification required by this Section 4.1 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or expense, loss, damage or liability is incurred.

ARTICLE V
MISCELLANEOUS

Section 5.1 Notices. Any notice or communication under this Agreement must be in writing and given by (a) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (b) delivery in person or by courier service providing evidence of delivery, or (c) transmission by hand delivery, electronic mail, telecopy, telegram or facsimile. Each notice or communication that is mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third business day following the date on which it is mailed and, in the case of notices delivered by courier service, hand delivery, electronic mail, telecopy, telegram or facsimile, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed, if to the Company, to: 8050 S.W. 10th Street, Suite 4000, Plantation, Florida 33324, Attention: John Bartleman, President (JBartleman@TradeStation.com) and Marc Stone, Chief Legal Officer (MStone@TradeStation.com ) and, if to any Holder, at such Holder’s address or facsimile number as set forth in the Company’s books and records. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective ten (10) days after delivery of such notice as provided in this Section 5.1.

Section 5.2 Assignment; No Third Party Beneficiaries.

5.2.1 This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part.

5.2.2 Prior to the expiration of the (a) SPAC Holder Lock-Up Period, with respect to the Registrable Securities owned by the Sponsor Parties, or (b) Monex Lock-Up Period, with respect to the Registrable Securities owned by Monex, no Holder may assign or delegate such Holder’s rights, duties or obligations under this Agreement, in whole or in part, except to such Holder’s applicable Permitted Transferees. For the avoidance of doubt, a Holders’ rights, duties or obligations under this Agreement are transferable in connection with a sale of Registerable Securities to a Holder’s Permitted Transferees in any transaction following which such Registrable Securities would remain Registrable Securities.

5.2.3 This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the applicable Holders, which shall include Permitted Transferees.

5.2.4 This Agreement shall not confer any rights or benefits on any persons that are not parties hereto, other than as expressly set forth in this Agreement and Section 5.2 hereof.

5.2.5 No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (a) written notice of such assignment as provided in Section 5.1 hereof and (b) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any Transfer or assignment made other than as provided in this Section 5.2 shall be null and void.

Section 5.3 Severability5.3.1. If any portion of this Agreement shall be declared void or unenforceable by any court or administrative body of competent jurisdiction, such portion shall be deemed severable from the remainder of this Agreement, which shall continue in all respects to be valid and enforceable.

Section 5.4 Counterparts5.4.1. This Agreement may be executed in multiple counterparts (including facsimile or PDF counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced. The words “execution,” “signed,” “signature,” “delivery” and words of like import in or relating to this Agreement or any document to be signed in connection with this Agreement shall be deemed to include electronic signatures, deliveries or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paper-based recordkeeping system, as the case may be, and the parties hereto consent to conduct the transactions contemplated hereunder by electronic means.

Section 5.5 Governing Law; Venue; Waiver of Jury Trial. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the internal laws of the State of New York. Any action based upon, arising out of or related to this Agreement or the transactions contemplated hereby may only be brought in the federal courts of the United States of America located in the City of New York, Borough of Manhattan or the courts of the State of New York, in each case located in the City of New York, Borough of Manhattan, and each of the parties hereto irrevocably submits to the exclusive jurisdiction of such courts in any such action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the action shall be heard and determined only in any such court, and agrees not to bring any action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 5.5. EACH OF THE PARTIES HERETO HEREBY KNOWINGLY, INTENTIONALLY, VOLUNTARILY AND IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 5.6 Amendments and Modifications. Upon the written consent of the Company and the Holders of at least a majority-in-interest of the then-outstanding number of Registrable Securities at the time in question, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified, provided, however, that notwithstanding the foregoing, any waiver hereof or amendment or modification hereto that disproportionately adversely affects Monex or either of the Sponsor Parties shall require the prior written consent of Monex or the Sponsor Parties that hold a majority-in-interest of the then-outstanding number of Registrable Securities held by the Sponsor Parties so affected. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

Section 5.7 Other Registration Rights. Other than pursuant to the terms of the Subscription Agreements and the Warrant Agreement, the Company represents and warrants that no person, other than a Holder of Registrable Securities, has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration filed by the Company for the sale of securities for its own account or for the account of any other person. Further, the Company represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions among the parties thereto and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.

Section 5.8 Prior Agreement. The Sponsor Parties, as parties to the Prior Agreement, hereby agree that the Prior Agreement is terminated as of the Closing Date and is replaced in its entirety by this Agreement.

Section 5.9 Entire Agreement. This Agreement (including the documents and the instruments referred to in this Agreement), together with the Merger Agreement, the Company Support Agreement and the Sponsor Support Agreement, constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement.

Section 5.10 Term. This Agreement shall terminate (a) with respect to any Holder on the date on which such Holder ceases to hold Registrable Securities and (b) otherwise upon the date as of which all of the Registrable Securities have been sold pursuant to a Registration Statement (but in each case in no event prior to the applicable period referred to in Section 4(a)(3) of the Securities Act and Rule 174 thereunder (or any successor rule promulgated thereafter by the Commission)). The provisions of Article IV shall survive any termination.

[Signature Pages Follow]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

COMPANY:

TradeStation Group, Inc.

By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

SPONSOR PARTIES:

Quantum Ventures LLC

By:
Name:
Title:

Chardan Quantum LLC

By:
Name:
Title:

Name:	John Schaible

Name:	Miguel Leon

Name:	Daniel Caamano, V

Name:	Sandip I. Patel

Name:	Thomas J. Hammond

Name:	Richard Korhammer

Name:	Steven J. Carlson

[Signature Page to Registration Rights Agreement]

MONEX:

Monex Group, Inc.

By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

EXHIBIT A

John Schaible

Miguel Leon

Daniel Caamano, V

Sandip I. Patel

Thomas J. Hammond

Richard Korhammer

Steven J. Carlson

EXHIBIT E

Form of Certificate of Merger

[Attached]

Exhibit E

CERTIFICATE OF MERGER

of

TSG MERGER SUB, INC.

(a Delaware corporation)

with and into

QUANTUM FINTECH ACQUISITION CORPORATION

(a Delaware corporation)

In accordance with the provisions of Title 8, Sections 103 and 251 of the General Corporation Law of the State of Delaware (the “DGCL”), Quantum FinTech Acquisition Corporation, a Delaware corporation (the “Company”), hereby certifies the following facts in connection with the merger of TSG Merger Sub, Inc., a Delaware corporation (“Merger Sub”), with and into the Company (the “Merger”).

FIRST: The name and state of incorporation of each of the constituent corporations (the “Constituent Corporations”) of the Merger are:

Name:	State of Incorporation:
Quantum FinTech Acquisition Corporation	Delaware
TSG Merger Sub, Inc.	Delaware

SECOND: The Agreement and Plan of Merger, dated as of November 4, 2021, by and among the Company, Merger Sub and TradeStation Group, Inc., a Florida corporation (as amended, the “Merger Agreement”), has been approved, adopted, executed and acknowledged by each of the Constituent Corporations in accordance with Section 251 (and Section 228) of the DGCL.

THIRD: The Company shall be the surviving corporation of the Merger (the “Surviving Corporation”).

FOURTH: The name of the Surviving Corporation is “[________]” which shall be a Delaware corporation.

FIFTH: The certificate of incorporation of the Company, as in effect immediately prior to the filing of this Certificate of Merger with the Secretary of State of the State of Delaware (the “Effective Time”), shall be amended and restated at the Effective Time to read in its entirety as set forth on Exhibit A attached hereto, and such certificate of incorporation, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended and restated in accordance with applicable law and such certificate of incorporation.

SIXTH: An executed copy of the Merger Agreement is on file at 8050 S.W. 10th Street, Suite 4000 Plantation, Florida 33324, which is the principal place of business of the Surviving Corporation.

SEVENTH: An executed copy of the Merger Agreement will be furnished by the Surviving Corporation, on request and without cost, to any stockholder of any Constituent Corporation.

EIGHTH: This Certificate of Merger, and the Merger provided for herein, shall become effective upon the filing of this Certificate of Merger with the Secretary of State of the State of Delaware.

[Signature Page Follows]

IN WITNESS WHEREOF, the Surviving Corporation has caused this Certificate of Merger to be executed by a duly authorized officer on this __ day of ___, 2021.

Quantum FinTech Acquisition Corporation

By:
Name:
Title:

[Signature Page to Certificate of Merger]

EXHIBIT A

RESTATED CERTIFICATE OF INCORPORATION

OF [________]

[________], a Delaware corporation (the “Corporation”), hereby certifies that:

1. The name of the Corporation is [________].

2. The registered office of the Corporation in the State of Delaware is located at 3411 Silverside Road Tatnall Building #104, Wilmington, Delaware 19801. The name of the Corporation’s registered agent at such address is Corporation Service Company.

3. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”).

4. The total number of shares of stock that the Corporation shall have authority to issue is one thousand (1,000) shares of Common Stock, $0.001 par value per share. Each share of Common Stock shall be entitled to one vote.

5. Except as otherwise provided in the provisions establishing a class of stock, the number of authorized shares of any class or series of stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the Corporation entitled to vote.

6. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. The size of the Board of Directors shall be determined as set forth in the bylaws of the Corporation, as in effect from time to time (the “Bylaws”). The election of directors need not be by written ballot unless the Bylaws shall so require.

7. In furtherance and not in limitation of the power conferred upon the Board of Directors by law, the Board of Directors shall have power to make, adopt, alter, amend and repeal from time to time the Bylaws of the Corporation, subject to the right of the stockholders entitled to vote with respect thereto to alter and repeal Bylaws made by the Board of Directors.

8. To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL or any other law of the State of Delaware is amended after approval by the stockholders of this paragraph to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

Any repeal or modification of the foregoing provisions of this paragraph by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

9. The Corporation shall, to the maximum extent permitted from time to time under the law of the State of Delaware, indemnify and upon request shall advance expenses to any person who is or was a party or is threatened to be made a party to any threatened, pending or completed action, suit, proceeding or claim, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Corporation or while a director or officer is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee or agent of any corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorney’s fees and expenses), judgments, fines, penalties and amounts paid in settlement incurred in connection with the investigation, preparation to defend or defense of such action, suit, proceeding or claim; provided, however, that the foregoing shall not require the Corporation to indemnify or advance expenses to any person in connection with any action, suit, proceeding or claim initiated by or on behalf of such person or any counterclaim against the Corporation initiated by or on behalf of such person. Such indemnification shall not be exclusive of other indemnification rights arising under any by-law, agreement, vote of directors or stockholders or otherwise and shall inure to the benefit of the heirs and legal representatives of such person. Any person seeking indemnification under this paragraph shall be deemed to have met the standard of conduct required for such indemnification unless the contrary shall be established. The Corporation shall be the indemnitor of first resort for any director or officer who is entitled to indemnification and advancement pursuant to this paragraph (i.e., the Corporation’s obligations to indemnify a director or officer shall be primary and any obligation of a current or former third party employer, partnership of which such director or officer is a partner, limited liability company of which such director or officer is a member or affiliate of such director or officer (any such person, an “Indemnitor”), to advance expenses or provide indemnification for the same expenses or liabilities incurred by such director or officer are secondary) and it shall be required to advance the full amount of expenses incurred by such director or officer and shall be liable for the full amount of expenses, judgments, penalties, fines and amounts paid in settlement to the extent legally permitted and as required by this certificate of incorporation (or any other agreement between the Corporation and such director or officer), without regard to any rights such director or officer may have against any Indemnitor. The Corporation shall have no right to seek contribution or other reimbursement from any Indemnitor for any payments by the Corporation.

Any amendment, repeal or modification of the foregoing provisions of this paragraph shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

10. To the maximum extent permitted from time to time under the law of the State of Delaware, the Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, business opportunities that are from time to time presented to its directors or stockholders. No amendment or repeal of this paragraph shall apply to or have any effect on the liability or alleged liability of any officer, director or stockholder of the Corporation for or with respect to any opportunities of which such director or stockholder becomes aware prior to such amendment or repeal. To the fullest extent permitted by law, any Person purchasing or otherwise acquiring any interest in any shares of capital stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of this paragraph. As used herein, “Person” shall mean any individual, corporation, general or limited partnership, limited liability company, joint venture, trust association or any other entity.

11. The books of the Corporation may (subject to any statutory requirements) be kept outside the State of Delaware as may be designated by the Board of Directors or in the Bylaws of the Corporation.

12. The Corporation hereby elects not be governed by Section 203 of the DGCL.

EXHIBIT F

Form of Incentive Equity Plan

[Attached]

Exhibit F

EXECUTION VERSION

TradeStation Group, Inc.
2021 Omnibus Incentive Plan

1. Purpose. The purpose of the TradeStation Group, Inc. 2021 Omnibus Incentive Plan is to provide a means through which the Company and the other members of the Company Group may attract and retain key personnel, and to provide a means whereby directors, officers, employees, consultants, and advisors of the Company and the other members of the Company Group can acquire and maintain an equity interest in the Company, or be paid incentive compensation, including incentive compensation measured by reference to the value of Common Stock, thereby strengthening their commitment to the welfare of the Company Group and aligning their interests with those of the Company’s stockholders.

2. Definitions. The following definitions shall be applicable throughout the Plan.

(a) “Absolute Share Limit” has the meaning given to such term in Section 5(b) of the Plan.

(b) “Adjustment Event” has the meaning given to such term in Section 11(a) of the Plan.

(c) “Affiliate” means any Person that directly or indirectly controls, is controlled by, or is under common control with the Company. The term “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting or other securities, by contract, or otherwise.

(d) “Applicable Law” means each applicable law, rule, regulation and requirement, including, but not limited to, each applicable U.S. federal, state or local law, any rule or regulation of the applicable securities exchange or inter-dealer quotation system on which the securities of the Company may be listed or quoted and each applicable law, rule or regulation of any other country or jurisdiction where Awards are granted under the Plan or Participants reside or provide services, as each such laws, rules and regulations shall be in effect from time to time.

(e) “Award” means, individually or collectively, any Incentive Stock Option, Nonqualified Stock Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, Other Equity-Based Award, and Other Cash-Based Award granted under the Plan.

(f) “Award Agreement” means the document or documents by which each Award (other than an Other Cash-Based Award) is evidenced, which may be in written or electronic form.

(g) “Board” means the Board of Directors of the Company.

(h) “Cause” means, as to any Participant, unless the applicable Award Agreement states otherwise, (i) “Cause”, as defined in any employment, severance, consulting or other similar agreement between the Participant and the Service Recipient in effect at the time of such Termination, or (ii) in the absence of any such employment, severance, consulting or other similar agreement (or the absence of any definition of “Cause” contained therein), the Participant’s (A) willful neglect in the performance of the Participant’s duties for the Service Recipient or willful or repeated failure or refusal to perform such duties; (B) engagement in conduct in connection with the Participant’s employment or service with the Service Recipient, which results in, or could reasonably be expected to result in, material harm to the business or reputation of the Service Recipient or any other member of the Company Group; (C) conviction of, or plea of guilty or no contest to (I) any felony or (II) any other crime that results in, or could reasonably be expected to result in, material harm to the business or reputation of the Service Recipient or any other member of the Company Group; (D) material violation of the written policies of the Service Recipient, including, but not limited to, those relating to sexual harassment or the disclosure or misuse of confidential information, or those set forth in the manuals or statements of policy of the Service Recipient; (E) fraud or misappropriation, embezzlement, or misuse of funds or property belonging to the Service Recipient or any other member of the Company Group; (F) act of personal dishonesty that involves personal profit in connection with the Participant’s employment or service to the Service Recipient; or (G) breach of any restrictive covenant and/or confidentiality agreement with any member of the Company Group; provided, in any case, that a Participant’s resignation after an event that would be grounds for a Termination for Cause will be treated as a Termination for Cause hereunder.

(i) “Change in Control” means:

(i) the acquisition (whether by purchase, merger, consolidation, combination, or other similar transaction) by any Person of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of more than 50% (on a fully diluted basis) of either (A) the then-outstanding shares of Common Stock, taking into account as outstanding for this purpose such Common Stock issuable upon the exercise of options or warrants, the conversion of convertible stock or debt, and the exercise of any similar right to acquire such Common Stock; or (B) the combined voting power of the then-outstanding voting securities of the Company entitled to vote generally in the election of directors; provided, however, that for purposes of the Plan, the following acquisitions shall not constitute a Change in Control: (I) any acquisition by the Company or any Affiliate; (II) any acquisition by any employee benefit plan sponsored or maintained by the Company or any Affiliate; or (III) in respect of an Award held by a particular Participant, any acquisition by the Participant or any group of Persons including the Participant (or any entity controlled by the Participant or any group of Persons including the Participant);

(ii) during any period of 12 months, individuals who, at the beginning of such period, constitute the Board (the “Incumbent Directors”) cease for any reason to constitute at least a majority of the Board; provided, that any Person becoming a director subsequent to the Effective Date, whose election or nomination for election was approved by a vote of at least two-thirds of the Incumbent Directors then on the Board (either by a specific vote or by approval of the proxy statement of the Company in which such Person is named as a nominee for director, without written objection to such nomination) shall be an Incumbent Director; provided, however, that no individual initially elected or nominated as a director of the Company as a result of an actual or threatened election contest, as such terms are used in Rule 14a-12 of Regulation 14A promulgated under the Exchange Act, with respect to directors or as a result of any other actual or threatened solicitation of proxies or consents by or on behalf of any Person other than the Board shall be deemed to be an Incumbent Director; or

(iii) the sale, transfer, or other disposition of all or substantially all of the assets of the Company Group (taken as a whole) to any Person that is not an Affiliate of the Company.

(j) “Code” means the Internal Revenue Code of 1986, as amended, and any successor thereto. Reference in the Plan to any section of the Code shall be deemed to include any regulations or other interpretative guidance under such section, and any amendments or successor provisions to such section, regulations, or guidance.

(k) “Committee” means the Compensation Committee of the Board or any properly delegated subcommittee thereof or, if no such Compensation Committee or subcommittee thereof exists, the Board.

(l) “Common Stock” means the common stock of the Company, par value $0.01 per share (and any stock or other securities into which such Common Stock may be converted or into which it may be exchanged).

(m) “Company” means TradeStation Group, Inc., a Florida corporation, and any successor thereto.

(n) “Company Group” means, collectively, the Company and its Subsidiaries.

(o) “Date of Grant” means the date on which the granting of an Award is authorized, or such other date as may be specified in such authorization.

(p) “Designated Foreign Subsidiaries” means all members of the Company Group that are organized under the laws of any jurisdiction other than the United States of America that may be designated by the Board or the Committee from time to time.

(q) “Detrimental Activity” means any of the following: (i) unauthorized disclosure or use of any confidential or proprietary information of any member of the Company Group; (ii) any activity that would be grounds to terminate the Participant’s employment or service with the Service Recipient for Cause; (iii) a breach by the Participant of any restrictive covenant by which such Participant is bound, including, without limitation, any covenant not to compete or not to solicit, in any agreement with any member of the Company Group; or (iv) fraud or conduct contributing to any financial restatements or irregularities, in each case, as determined by the Committee in its sole discretion.

(r) “Disability” means, as to any Participant, unless the applicable Award Agreement states otherwise, (i) “Disability”, as defined in any employment, severance, consulting or other similar agreement between the Participant and the Service Recipient in effect at the time of Termination; or (ii) in the absence of any such employment, severance, consulting or other similar agreement (or the absence of any definition of “Disability” contained therein), a condition entitling the Participant to receive benefits under a long-term disability plan of the Service Recipient or other member of the Company Group in which such Participant is eligible to participate, or, in the absence of such a plan, the complete and permanent inability of the Participant by reason of illness or accident to perform the duties of the position at which the Participant was employed or served when such disability commenced. Any determination of whether Disability exists in the absence of a long-term disability plan shall be made by the Company (or its designee) in its sole and absolute discretion.

(s) “Effective Date” [ ], 20[21].

(t) “Eligible Person” means any: (i) individual employed by any member of the Company Group; provided, however, that no such employee covered by a collective bargaining agreement shall be an Eligible Person unless and to the extent that such eligibility is set forth in such collective bargaining agreement or in an agreement or instrument relating thereto; (ii) director or officer of any member of the Company Group; or (iii) consultant or advisor to any member of the Company Group, or any other Person, in each case, to whom an offer of securities is permitted to be registered pursuant to a registration statement on Form S-8 under the Securities Act (or for consultants or advisors outside of the U.S. who can be offered securities consistent with Applicable Law), who, in the case of each of clauses (i) through (iii) above, has entered into an Award Agreement or who has received written notification from the Committee or its designee that they have been selected to participate in the Plan.

(u) “Exchange Act” means the Securities Exchange Act of 1934, as amended, and any successor thereto. Reference in the Plan to any section of (or rule promulgated under) the Exchange Act shall be deemed to include any rules, regulations, or other interpretative guidance under such section or rule, and any amendments or successor provisions to such section, rules, regulations, or guidance.

(v) “Exercise Price” has the meaning given to such term in Section 7(b) of the Plan.

(w) “Fair Market Value” means, on a given date: (i) if the Common Stock is listed on a national securities exchange, the closing sales price of the Common Stock reported on the primary exchange on which the Common Stock is listed and traded on such date, or, if there are no such sales on that date, then on the last preceding date on which such sales were reported; (ii) if the Common Stock is not listed on any national securities exchange but is quoted in an inter-dealer quotation system on a last-sale basis, the average between the closing bid price and ask price reported on such date, or, if there is no such sale on that date, then on the last preceding date on which a sale was reported; or (iii) if the Common Stock is not listed on a national securities exchange or quoted in an inter-dealer quotation system on a last-sale basis, the amount determined by the Committee in good faith to be the fair market value of the Common Stock; provided, however, as to any Awards granted on or with a Date of Grant of the date of the pricing of the Company’s initial public offering, “Fair Market Value” shall be equal to the per share price at which the Common Stock is offered to the public in connection with such initial public offering.

(x) “GAAP” has the meaning given to such term in Section 7(d) of the Plan.

(y) “Immediate Family Members” has the meaning given to such term in Section 13(b)(ii)of the Plan.

(z) “Incentive Stock Option” means an Option which is designated by the Committee as an incentive stock option as described in Section 422 of the Code and otherwise meets the requirements set forth in the Plan.

(aa) “Indemnifiable Person” has the meaning given to such term in Section 4(e) of the Plan.

(bb) “Non-Employee Director” means a member of the Board who is not an employee of any member of the Company Group.

(cc) “Nonqualified Stock Option” means an Option which is not designated by the Committee as an Incentive Stock Option.

(dd) “Option” means an Award granted under Section 7 of the Plan.

(ee) “Option Period” has the meaning given to such term in Section 7(c)(i) of the Plan.

(ff) “Other Cash-Based Award” means an Award that is granted under Section 10 of the Plan that is denominated and/or payable in cash.

(gg) “Other Equity-Based Award” means an Award that is not an Option, Stock Appreciation Right, Restricted Stock, or Restricted Stock Unit that is granted under Section 10 of the Plan and is (i) payable by delivery of Common Stock and/or (ii) measured by reference to the value of Common Stock.

(hh) “Participant” means an Eligible Person who has been selected by the Committee to participate in the Plan and to receive an Award pursuant to the Plan.

(ii) “Performance Conditions” means specific levels of performance of the Company (and/or one or more members of the Company Group, divisions or operational and/or business units, product lines, brands, business segments, administrative departments, or any combination of the foregoing), which may be determined in accordance with GAAP or on a non-GAAP basis on, without limitation, the following measures: (i) net earnings, net income (before or after taxes), or consolidated net income; (ii) basic or diluted earnings per share (before or after taxes); (iii) net revenue or net revenue growth; (iv) gross revenue or gross revenue growth, gross profit or gross profit growth; (v) net operating profit (before or after taxes); (vi) return measures (including, but not limited to, return on investment, assets, capital, employed capital, invested capital, equity, or sales); (vii) cash flow measures (including, but not limited to, operating cash flow, free cash flow, or cash flow return on capital), which may be but are not required to be measured on a per share basis; (viii) actual or adjusted earnings before or after interest, taxes, depreciation, and/or amortization (including EBIT and EBITDA); (ix) gross or net operating margins; (x) productivity ratios; (xi) share price (including, but not limited to, growth measures and total stockholder return); (xii) expense targets or cost reduction goals, general and administrative expense savings; (xiii) operating efficiency; (xiv) objective measures of customer/client satisfaction; (xv) working capital targets; (xvi) measures of economic value added or other ‘value creation’ metrics; (xvii) enterprise value; (xviii) sales; (xix) stockholder return; (xx) customer/client retention; (xxi) competitive market metrics; (xxii) employee retention; (xxiii) objective measures of personal targets, goals, or completion of projects (including, but not limited to, succession and hiring projects, completion of specific acquisitions, dispositions, reorganizations, or other corporate transactions or capital-raising transactions, expansions of specific business operations, and meeting divisional or project budgets); (xxiv) comparisons of continuing operations to other operations; (xxv) market share; (xxvi) cost of capital, debt leverage, year-end cash position or book value; (xxvii) strategic objectives; (xxviii) account opening metrics and trading volume; (xxix) gross or net authorizations; (xxx) backlog; or (xxxi) any combination of the foregoing. Any one or more of the aforementioned performance criteria may be stated as a percentage of another performance criteria, or used on an absolute or relative basis to measure the performance of one or more members of the Company Group as a whole or any divisions or operational and/or business units, product lines, brands, business segments, or administrative departments of the Company and/or one or more members of the Company Group or any combination thereof, as the Committee may deem appropriate, or any of the above performance criteria may be compared to the performance of a selected group of comparison companies, or a published or special index that the Committee, in its sole discretion, deems appropriate, or as compared to various stock market indices.

(jj) “Permitted Transferee” has the meaning given to such term in Section 13(b)(ii) of the Plan.

(kk) “Person” means any individual, entity, or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act).

(ll) “Plan” means this TradeStation Group, Inc. 2021 Omnibus Incentive Plan, as it may be amended and/or restated from time to time.

(mm) “Qualifying Director” means a Person who is, with respect to actions intended to obtain an exemption from Section 16(b) of the Exchange Act pursuant to Rule 16b-3 under the Exchange Act, a “non-employee director” within the meaning of Rule 16b-3 under the Exchange Act.

(nn) “Restricted Period” means the period of time determined by the Committee during which an Award is subject to restrictions, including vesting conditions.

(oo) “Restricted Stock” means Common Stock, subject to certain specified restrictions (which may include, without limitation, a requirement that the Participant remain continuously employed or provide continuous services for a specified period of time), granted under Section 9 of the Plan.

(pp) “Restricted Stock Unit” means an unfunded and unsecured promise to deliver shares of Common Stock, cash, other securities, or other property, subject to certain restrictions (which may include, without limitation, a requirement that the Participant remain continuously employed or provide continuous services for a specified period of time), granted under Section 9 of the Plan.

(qq) “SAR Period” has the meaning given to such term in Section 8(c)(i) of the Plan.

(rr) “Securities Act” means the Securities Act of 1933, as amended, and any successor thereto. Reference in the Plan to any section of (or rule promulgated under) the Securities Act shall be deemed to include any rules, regulations, or other interpretative guidance under such section or rule, and any amendments or successor provisions to such section, rules, regulations, or guidance.

(ss) “Service Recipient” means, with respect to a Participant holding a given Award, the member of the Company Group by which the original recipient of such Award is, or following a Termination was most recently, principally employed or to which such original recipient provides, or following a Termination was most recently providing, services, as applicable.

(tt) “Stock Appreciation Right” or “SAR” means an Award granted under Section 8 of the Plan.

(uu) “Strike Price” has the meaning given to such term in Section 8(b) of the Plan.

(vv) “Subsidiary” means, with respect to any specified Person:

(i) any corporation, association, or other business entity of which more than 50% of the total voting power of shares of such entity’s voting securities (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(ii) any partnership or limited liability company (or any comparable foreign entity) (A) the sole general partner or managing member (or functional equivalent thereof) or the managing general partner or manager of which is such Person or Subsidiary of such Person or (B) the only general partners or managing members (or functional equivalents thereof) of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

(ww) “Sub-Plans” means any sub-plan to the Plan that has been adopted by the Board or the Committee for the purpose of permitting or facilitating the offering of Awards to employees of certain Designated Foreign Subsidiaries or otherwise outside the jurisdiction of the United States of America, with each such Sub-Plan designed to comply with Applicable Law in such foreign jurisdictions. Although any Sub-Plan may be designated a separate and independent plan from the Plan in order to comply with Applicable Law, the Absolute Share Limit and the other limits specified in Section 5(b) of the Plan shall apply in the aggregate to the Plan and any Sub-Plan adopted hereunder.

(xx) “Substitute Awards” has the meaning given to such term in Section 5(e) of the Plan.

(yy) “Termination” means the termination of a Participant’s employment or service, as applicable, with the Service Recipient for any reason (including death or Disability).

3. Effective Date; Duration. The Plan shall be effective as of the Effective Date. The expiration date of the Plan, on and after which date no Awards may be granted hereunder, shall be the tenth anniversary of the Effective Date; provided, however, that such expiration shall not affect Awards then outstanding, and the terms and conditions of the Plan shall continue to apply to such Awards.

4. Administration.

(a) General. The Committee shall administer the Plan. To the extent required to comply with the provisions of Rule 16b-3 promulgated under the Exchange Act (if the Board is not acting as the Committee under the Plan), it is intended that each member of the Committee shall, at the time such member takes any action with respect to an Award under the Plan that is intended to qualify for the exemptions provided by Rule 16b-3 promulgated under the Exchange Act, be a Qualifying Director. However, the fact that a Committee member shall fail to qualify as a Qualifying Director shall not invalidate any Award granted by the Committee that is otherwise validly granted under the Plan.

(b) Committee Authority. Subject to the provisions of the Plan and Applicable Law, the Committee shall have the sole and plenary authority, in addition to other express powers and authorizations conferred on the Committee by the Plan, to: (i) designate Participants; (ii) determine the type or types of Awards to be granted to a Participant; (iii) determine the number of shares of Common Stock to be covered by, or with respect to which payments, rights, or other matters are to be calculated in connection with, Awards; (iv) determine the terms and conditions of any Award; (v) determine whether, to what extent, and under what circumstances Awards may be settled in, or exercised for, cash, shares of Common Stock, other securities, other Awards, or other property, or canceled, forfeited, or suspended and the method or methods by which Awards may be settled, exercised, canceled, forfeited, or suspended; (vi) determine whether, to what extent, and under what circumstances the delivery of cash, shares of Common Stock, other securities, other Awards, or other property and other amounts payable with respect to an Award shall be deferred either automatically or at the election of the Participant or of the Committee; (vii) interpret, administer, reconcile any inconsistency in, correct any defect in, and/or supply any omission in the Plan and any instrument or agreement relating to, or Award granted under, the Plan; (viii) establish, amend, suspend, or waive any rules and regulations and appoint such agents as the Committee shall deem appropriate for the proper administration of the Plan; (ix) adopt Sub-Plans; and (x) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan.

(c) Delegation. Except to the extent prohibited by Applicable Law, the Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any Person or Persons selected by it. Any such allocation or delegation may be revoked by the Committee at any time. Without limiting the generality of the foregoing, the Committee may delegate to one or more officers of any member of the Company Group the authority to act on behalf of the Committee with respect to any matter, right, obligation, or election which is the responsibility of, or which is allocated to, the Committee herein, and which may be so delegated in accordance with Applicable Law, except for grants of Awards to Non-Employee Directors. Notwithstanding the foregoing in this Section 4(c), it is intended that any action under the Plan intended to qualify for an exemption provided by Rule 16b-3 promulgated under the Exchange Act related to Persons who are subject to Section 16 of the Exchange Act will be taken only by the Board or by a committee or subcommittee of two or more Qualifying Directors. However, the fact that any member of such committee or subcommittee shall fail to qualify as a Qualifying Director shall not invalidate any action that is otherwise valid under the Plan.

(d) Finality of Decisions. Unless otherwise expressly provided in the Plan, all designations, determinations, interpretations, and other decisions under or with respect to the Plan, any Award or any Award Agreement shall be within the sole discretion of the Committee, may be made at any time, and shall be final, conclusive, and binding upon all Persons, including, without limitation, any member of the Company Group, any Participant, any holder or beneficiary of any Award, and any stockholder of the Company.

(e) Indemnification. No member of the Board, the Committee, or any employee or agent of any member of the Company Group (each such Person, an “Indemnifiable Person”) shall be liable for any action taken or omitted to be taken or any determination made with respect to the Plan or any Award hereunder (unless constituting fraud or a willful criminal act or omission). Each Indemnifiable Person shall be indemnified and held harmless by the Company against and from any loss, cost, liability, or expense (including attorneys’ fees) that may be imposed upon or incurred by such Indemnifiable Person in connection with or resulting from any action, suit, or proceeding to which such Indemnifiable Person may be a party or in which such Indemnifiable Person may be involved by reason of any action taken or omitted to be taken or determination made with respect to the Plan or any Award hereunder and against and from any and all amounts paid by such Indemnifiable Person, with the Company’s approval, in settlement thereof, or paid by such Indemnifiable Person in satisfaction of any judgment in any such action, suit, or proceeding against such Indemnifiable Person, and the Company shall advance to such Indemnifiable Person any such expenses promptly upon written request (which request shall include an undertaking by the Indemnifiable Person to repay the amount of such advance if it shall ultimately be determined, as provided below, that the Indemnifiable Person is not entitled to be indemnified); provided, that the Company shall have the right, at its own expense, to assume and defend any such action, suit, or proceeding and once the Company gives notice of its intent to assume the defense, the Company shall have sole control over such defense with counsel of the Company’s choice. The foregoing right of indemnification shall not be available to an Indemnifiable Person to the extent that a final judgment or other final adjudication (in either case not subject to further appeal) binding upon such Indemnifiable Person determines that the acts, omissions, or determinations of such Indemnifiable Person giving rise to the indemnification claim resulted from such Indemnifiable Person’s fraud or willful criminal act or omission or that such right of indemnification is otherwise prohibited by Applicable Law or by the organizational documents of any member of the Company Group. The foregoing right of indemnification shall not be exclusive of or otherwise supersede any other rights of indemnification to which such Indemnifiable Persons may be entitled under the organizational documents of any member of the Company Group, as a matter of Applicable Law, under an individual indemnification agreement or contract, or otherwise, or any other power that the Company may have to indemnify such Indemnifiable Persons or hold such Indemnifiable Persons harmless.

(f) Board Authority. Notwithstanding anything to the contrary contained in the Plan, the Board may, in its sole discretion, at any time and from time to time, grant Awards and administer the Plan with respect to such Awards. Any such actions by the Board shall be subject to Applicable Law and the rules of the securities exchange or inter-dealer quotation system on which the Common Stock is listed or quoted. In any such case, the Board shall have all the authority granted to the Committee under the Plan.

5. Grant of Awards; Shares Subject to the Plan; Limitations.

(a) Grants. The Committee may, from time to time, grant Awards to one or more Eligible Persons. All Awards granted under the Plan shall vest and become exercisable in such manner and on such date or dates or upon such event or events as determined by the Committee, including, without limitation, attainment of Performance Conditions.

(b) Share Reserve and Limits. Awards granted under the Plan shall be subject to the following limitations: (i) subject to Section 11 of the Plan, no more than [insert limit][Note: Initial reserved pool will equal 6.7% of the fully diluted shares of Common Stock] shares of Common Stock (the “Absolute Share Limit”) shall be available for Awards under the Plan; provided, however, that the Absolute Share Limit shall be increased on the first day of each fiscal year beginning with the fiscal year ended on March, 21 20[23] in an amount equal to the least of (x) 3% of the total number of shares of Common Stock outstanding on the last day of the immediately preceding fiscal year, and (y) a lower number of shares of Common Stock as determined by the Board; (ii) subject to Section 11 of the Plan, the maximum number of shares of Common Stock for which Incentive Stock Options may be granted is the Absolute Share Limit; and (iii) during a single fiscal year, each Non-Employee Director, shall be granted a number of shares of Common Stock subject to Awards, taken together with any cash fees paid to such Non-Employee Director during such fiscal year, equal to (A) $1,000,000 (calculating the value of any such Awards based on the fair value of such Awards on the Date of Grant for financial reporting purposes) or (B) such lower amount as determined by the Board prior to the Date of Grant, either as part of the Company’s Non-Employee Director compensation program or as otherwise determined by the Board in the event of any change to such Non-Employee Director’s compensation program or for any particular period of service. To the extent the Board makes a determination pursuant to clause (iii)(B) above with respect to any year of service, such determination shall in no event be applicable to any subsequent year of service without a further determination by the Board in respect of any subsequent year of service.

(c) Share Counting. Other than with respect to Substitute Awards, to the extent that an Award expires or is canceled, forfeited, terminated, settled in cash, or otherwise is settled without issuance to the Participant of the full number of shares of Common Stock to which the Award related, the unissued shares of Common Stock will again be available for grant under the Plan. Shares of Common Stock withheld in payment of the Exercise Price, or taxes relating to an Award, and shares equal to the number of shares surrendered in payment of any Exercise Price, or taxes relating to an Award, shall be deemed to constitute shares not issued to the Participant and shall be deemed to again be available for Awards under the Plan; provided, however, that such shares shall not become available for issuance hereunder if either: (i) the applicable shares are withheld or surrendered following the termination of the Plan; or (ii) at the time the applicable shares are withheld or surrendered, it would constitute a material revision of the Plan subject to stockholder approval under any then-applicable rules of the national securities exchange on which the Common Stock is listed.

(d) Source of Shares. Shares of Common Stock issued by the Company in settlement of Awards may be authorized and unissued shares of Common Stock, shares of Common Stock held in the treasury of the Company, shares of Common Stock purchased on the open market or by private purchase, or a combination of the foregoing.

(e) Substitute Awards. Awards may, in the sole discretion of the Committee, be granted under the Plan in assumption of, or in substitution for, outstanding Awards previously granted by an entity directly or indirectly acquired by the Company or with which the Company combines (“Substitute Awards”). Substitute Awards shall not be counted against the Absolute Share Limit; provided, that Substitute Awards issued in connection with the assumption of, or in substitution for, outstanding Options intended to qualify as “incentive stock options” within the meaning of Section 422 of the Code shall be counted against the aggregate number of shares of Common Stock available for Awards of Incentive Stock Options under the Plan. Subject to applicable stock exchange requirements, available shares of Common Stock under a stockholder-approved plan of an entity directly or indirectly acquired by the Company or with which the Company combines (as appropriately adjusted to reflect the acquisition or combination transaction) may be used for Awards under the Plan and shall not reduce the number of shares of Common Stock available for issuance under the Plan.

6. Eligibility. Participation in the Plan shall be limited to Eligible Persons.

7. Options.

(a) General. Each Option granted under the Plan shall be evidenced by an Award Agreement, which agreement need not be the same for each Participant. Each Option so granted shall be subject to the conditions set forth in this Section 7, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement. All Options granted under the Plan shall be Nonqualified Stock Options unless the applicable Award Agreement expressly states that the Option is intended to be an Incentive Stock Option. Incentive Stock Options shall be granted only to Eligible Persons who are employees of a member of the Company Group, and no Incentive Stock Option shall be granted to any Eligible Person who is ineligible to receive an Incentive Stock Option under the Code. No Option shall be treated as an Incentive Stock Option unless the Plan has been approved by the stockholders of the Company in a manner intended to comply with the stockholder approval requirements of Section 422(b)(1) of the Code; provided, that any Option intended to be an Incentive Stock Option shall not fail to be effective solely on account of a failure to obtain such approval, but rather such Option shall be treated as a Nonqualified Stock Option unless and until such approval is obtained. In the case of an Incentive Stock Option, the terms and conditions of such grant shall be subject to, and comply with, such rules as may be prescribed by Section 422 of the Code. If for any reason an Option intended to be an Incentive Stock Option (or any portion thereof) shall not qualify as an Incentive Stock Option, then, to the extent of such nonqualification, such Option or portion thereof shall be regarded as a Nonqualified Stock Option appropriately granted under the Plan.

(b) Exercise Price. Except as otherwise provided by the Committee, the exercise price (“Exercise Price”) per share of Common Stock for each Option shall not be less than 100% of the Fair Market Value of such share (determined as of the Date of Grant); provided, however, that in the case of an Incentive Stock Option granted to an employee who, at the time of the grant of such Option, owns stock representing more than 10% of the voting power of all classes of stock of any member of the Company Group, the Exercise Price per share shall be no less than 110% of the Fair Market Value per share on the Date of Grant.

(c) Vesting and Expiration; Termination.

(i) Options shall vest and become exercisable in such manner and on such date or dates or upon such event or events as determined by the Committee including, without limitation, those set forth in Section 5(a) of the Plan; provided, however, that notwithstanding any such vesting dates or events, the Committee may in its sole discretion accelerate the vesting of any Options at any time and for any reason. Options shall expire upon a date determined by the Committee, not to exceed ten years from the Date of Grant (the “Option Period”); provided, that if the Option Period (other than in the case of an Incentive Stock Option) would expire at a time (A) when trading in the shares of Common Stock is prohibited by the Company’s insider trading policy (or Company-imposed “blackout period”) and (B) the Fair Market Value exceeds the Exercise Price per share on such expiration date, then the Option Period shall be automatically extended until the 30th day following the expiration of such prohibition. Notwithstanding the foregoing, in no event shall the Option Period exceed five years from the Date of Grant in the case of an Incentive Stock Option granted to a Participant who on the Date of Grant owns stock representing more than 10% of the voting power of all classes of stock of any member of the Company Group. To the extent that the aggregate fair market value of shares of Common Stock with respect to which Incentive Stock Options are exercisable for the first time by any individual during any calendar year (under all plans of the Company) exceeds $100,000, such Options will be treated as Nonqualified Stock Options to the extent required by Section 422 of the Code.

(ii) Unless otherwise provided by the Committee, whether in an Award Agreement or otherwise, in the event of: (A) a Participant’s Termination by the Service Recipient for Cause, all outstanding Options granted to such Participant shall immediately terminate and expire; (B) a Participant’s Termination due to death or Disability, each outstanding unvested Option granted to such Participant shall immediately terminate and expire, and each outstanding vested Option shall remain exercisable for one year thereafter (but in no event beyond the expiration of the Option Period); and (C) a Participant’s Termination for any other reason, each outstanding unvested Option granted to such Participant shall immediately terminate and expire, and each outstanding vested Option shall remain exercisable for 90 days thereafter (but in no event beyond the expiration of the Option Period).

(d) Method of Exercise and Form of Payment. No shares of Common Stock shall be issued pursuant to any exercise of an Option until payment in full of the Exercise Price therefor is received by the Company and the Participant has paid to the Company an amount equal to any Federal, state, local, and non-U.S. income, employment, and any other applicable taxes that are statutorily required to be withheld in accordance with Section 13(d) of the Plan. Options which have become exercisable may be exercised by delivery of written or electronic notice of exercise to the Company, or any third-party administrator, as applicable, (or telephonic instructions to the extent provided by the Committee) in accordance with the terms of the Option and any other exercise procedure established by the Committee, accompanied by payment of the Exercise Price. The Exercise Price shall be payable: (i) in cash, check, cash equivalent, and/or shares of Common Stock valued at the Fair Market Value at the time the Option is exercised (including, pursuant to procedures approved by the Committee, by means of attestation of ownership of a sufficient number of shares of Common Stock in lieu of actual physical transfer of such shares to the Company); provided, that such shares of Common Stock are not subject to any pledge or other security interest and have been held by the Participant for at least six months (or such other period as established from time to time by the Committee in order to avoid adverse accounting treatment applying generally accepted accounting principles (“GAAP”)); or (ii) by such other method as the Committee may permit in its sole discretion, including, without limitation (A) in other property having a fair market value on the date of exercise equal to the Exercise Price; (B) if there is a public market for the shares of Common Stock at such time, by means of a broker-assisted “cashless exercise” pursuant to which the Company is delivered (including telephonically to the extent permitted by the Committee) a copy of irrevocable instructions to a stockbroker to sell the shares of Common Stock otherwise issuable upon the exercise of the Option and to deliver promptly to the Company an amount equal to the Exercise Price; or (C) a “net exercise” procedure effected by withholding the minimum number of shares of Common Stock otherwise issuable in respect of an Option that are needed to pay the Exercise Price and any Federal, state, local, and non-U.S. income, employment, and any other applicable taxes that are statutorily required to be withheld in accordance with Section 13(d) of the Plan. In determining the methods that a Participant may utilize to pay the Exercise Price, the Committee may consider such factors as it determines are appropriate; provided, however, that, with respect to Incentive Stock Options, all such discretionary determinations shall be made by the Committee at the time of grant and specified in the Award Agreement. Unless otherwise determined by the Committee, any fractional shares of Common Stock shall be settled in cash.

(e) Notification upon Disqualifying Disposition of an Incentive Stock Option. Each Participant awarded an Incentive Stock Option under the Plan shall notify the Company in writing immediately after the date the Participant makes a disqualifying disposition of any share of Common Stock acquired pursuant to the exercise of such Incentive Stock Option. Unless otherwise provided pursuant to Applicable Law, a disqualifying disposition is any disposition (including, without limitation, any sale) of such share of Common Stock before the later of (i) the date that is two years after the Date of Grant of the Incentive Stock Option, or (ii) the date that is one year after the date of exercise of the Incentive Stock Option. The Company may, if determined by the Committee and in accordance with procedures established by the Committee, retain possession, as agent for the applicable Participant, of any share of Common Stock acquired pursuant to the exercise of an Incentive Stock Option until the end of the period described in the preceding sentence, subject to complying with any instructions from such Participant as to the sale of such share of Common Stock.

(f) Compliance With Laws, etc. Notwithstanding the foregoing, in no event shall a Participant be permitted to exercise an Option in a manner which the Committee determines would violate the Sarbanes-Oxley Act of 2002, as it may be amended from time to time, or any other Applicable Law.

8. Stock Appreciation Rights.

(a) General. Each SAR granted under the Plan shall be evidenced by an Award Agreement. Each SAR so granted shall be subject to the conditions set forth in this Section 8, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement. Any Option granted under the Plan may include tandem SARs, provided, that, no tandem SARs may be granted for more shares of Common Stock than are subject to the Option to which it relates. The Committee also may award SARs to Eligible Persons independent of any Option.

(b) Strike Price. Except as otherwise provided by the Committee in the case of Substitute Awards, the strike price (“Strike Price”) per share of Common Stock for each SAR shall not be less than 100% of the Fair Market Value of such share (determined as of the Date of Grant). Notwithstanding the foregoing, a SAR granted in tandem with (or in substitution for) an Option previously granted shall have a Strike Price equal to the Exercise Price of the corresponding Option.

(c) Vesting and Expiration; Termination.

(i) A SAR granted in connection with an Option shall become exercisable and shall expire according to the same vesting schedule and expiration provisions as the corresponding Option. A SAR granted independent of an Option shall vest and become exercisable in such manner and on such date or dates or upon such event or events as determined by the Committee including, without limitation, those set forth in Section 5(a) of the Plan; provided, however, that notwithstanding any such vesting dates or events, the Committee may, in its sole discretion, accelerate the vesting of any SAR at any time and for any reason. SARs shall expire upon a date determined by the Committee, not to exceed ten years from the Date of Grant (the “SAR Period”); provided, that if the SAR Period would expire at a time when trading in the shares of Common Stock is prohibited by the Company’s insider trading policy (or Company-imposed “blackout period”), then the SAR Period shall be automatically extended until the 30th day following the expiration of such prohibition.

(ii) Unless otherwise provided by the Committee, whether in an Award Agreement or otherwise, in the event of: (A) a Participant’s Termination by the Service Recipient for Cause, all outstanding SARs granted to such Participant shall immediately terminate and expire; (B) a Participant’s Termination due to death or Disability, each outstanding unvested SAR granted to such Participant shall immediately terminate and expire, and each outstanding vested SAR shall remain exercisable for one year thereafter (but in no event beyond the expiration of the SAR Period); and (C) a Participant’s Termination for any other reason, each outstanding unvested SAR granted to such Participant shall immediately terminate and expire, and each outstanding vested SAR shall remain exercisable for 90 days thereafter (but in no event beyond the expiration of the SAR Period).

(d) Method of Exercise. SARs which have become exercisable may be exercised by delivery of written or electronic notice of exercise to the Company in accordance with the terms of the Award, specifying the number of SARs to be exercised and the date on which such SARs were awarded.

(e) Payment. Upon the exercise of a SAR, the Company shall pay to the Participant an amount equal to the number of shares subject to the SAR that is being exercised multiplied by the excess of the Fair Market Value of one share of Common Stock on the exercise date over the Strike Price, less an amount equal to any Federal, state, local, and non-U.S. income, employment, and any other applicable taxes that are statutorily required to be withheld in accordance with Section 13(d) of the Plan. The Company shall pay such amount in cash, in shares of Common Stock valued at Fair Market Value, or any combination thereof, as determined by the Committee. Any fractional shares of Common Stock shall be settled in cash.

9. Restricted Stock and Restricted Stock Units.

(a) General. Each grant of Restricted Stock and Restricted Stock Units shall be evidenced by an Award Agreement. Each Restricted Stock and Restricted Stock Unit so granted shall be subject to the conditions set forth in this Section 9, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement.

(b) Stock Certificates and Book-Entry Notation; Escrow or Similar Arrangement. Upon the grant of Restricted Stock, the Committee shall cause a stock certificate registered in the name of the Participant to be issued or shall cause share(s) of Common Stock to be registered in the name of the Participant and held in book-entry form subject to the Company’s directions and, if the Committee determines that the Restricted Stock shall be held by the Company or in escrow rather than issued to the Participant pending the release of the applicable restrictions, the Committee may require the Participant to additionally execute and deliver to the Company (i) an escrow agreement satisfactory to the Committee, if applicable, and (ii) the appropriate stock power (endorsed in blank) with respect to the Restricted Stock covered by such agreement. If a Participant shall fail to execute and deliver (in a manner permitted under Section 13(a) of the Plan or as otherwise determined by the Committee) an agreement evidencing an Award of Restricted Stock and, if applicable, an escrow agreement and blank stock power within the amount of time specified by the Committee, the Award shall be null and void. Subject to the restrictions set forth in this Section 9, Section 13(b) of the Plan and the applicable Award Agreement, a Participant generally shall have the rights and privileges of a stockholder as to shares of Restricted Stock, including, without limitation, the right to vote such Restricted Stock. To the extent shares of Restricted Stock are forfeited, any stock certificates issued to the Participant evidencing such shares shall be returned to the Company, and all rights of the Participant to such shares and as a stockholder with respect thereto shall terminate without further obligation on the part of the Company. A Participant shall have no rights or privileges as a stockholder as to Restricted Stock Units.

(c) Vesting; Termination.

(i) Restricted Stock and Restricted Stock Units shall vest, and any applicable Restricted Period shall lapse, in such manner and on such date or dates or upon such event or events as determined by the Committee including, without limitation, those set forth in Section 5(a) of the Plan; provided, however, that notwithstanding any such dates or events, the Committee may, in its sole discretion, accelerate the vesting of any Restricted Stock or Restricted Stock Unit or the lapsing of any applicable Restricted Period at any time and for any reason.

(ii) Unless otherwise provided by the Committee, whether in an Award Agreement or otherwise, in the event of a Participant’s Termination for any reason prior to the time that such Participant’s Restricted Stock or Restricted Stock Units, as applicable, have vested, (A) all vesting with respect to such Participant’s Restricted Stock or Restricted Stock Units, as applicable, shall cease and (B) unvested shares of Restricted Stock and unvested Restricted Stock Units, as applicable, shall be forfeited to the Company by the Participant for no consideration as of the date of such Termination.

(d) Issuance of Restricted Stock and Settlement of Restricted Stock Units.

(i) Upon the expiration of the Restricted Period with respect to any shares of Restricted Stock, the restrictions set forth in the applicable Award Agreement shall be of no further force or effect with respect to such shares, except as set forth in the applicable Award Agreement. If an escrow arrangement is used, upon such expiration the Company shall issue to the Participant or the Participant’s beneficiary, without charge, the stock certificate (or, if applicable, a notice evidencing a book-entry notation) evidencing the shares of Restricted Stock which have not then been forfeited and with respect to which the Restricted Period has expired (rounded down to the nearest full share).

(ii) Unless otherwise provided by the Committee in an Award Agreement or otherwise, upon the expiration of the Restricted Period with respect to any outstanding Restricted Stock Units, the Company shall issue to the Participant or the Participant’s beneficiary, without charge, one share of Common Stock (or other securities or other property, as applicable) for each such outstanding Restricted Stock Unit; provided, however, that the Committee may, in its sole discretion, elect to (A) pay cash or part cash and part shares of Common Stock in lieu of issuing only shares of Common Stock in respect of such Restricted Stock Units or (B) defer the issuance of shares of Common Stock (or cash or part cash and part shares of Common Stock, as the case may be) beyond the expiration of the Restricted Period if such extension would not cause adverse tax consequences under Section 409A of the Code. If a cash payment is made in lieu of issuing shares of Common Stock in respect of such Restricted Stock Units, the amount of such payment shall be equal to the Fair Market Value per share of the Common Stock as of the date on which the Restricted Period lapsed with respect to such Restricted Stock Units.

(e) Legends on Restricted Stock. Each certificate, if any, or book entry representing Restricted Stock awarded under the Plan, if any, shall bear a legend or book-entry notation substantially in the form of the following, in addition to any other information the Company deems appropriate, until the lapse of all restrictions with respect to such shares of Common Stock:

TRANSFER OF THIS CERTIFICATE AND THE SHARES REPRESENTED HEREBY IS RESTRICTED PURSUANT TO THE TERMS OF THE TradeStation Group, Inc. 2021 Omnibus INCENTIVE PLAN AND A RESTRICTED STOCK AWARD AGREEMENT BETWEEN TradeStation Group, Inc. AND THE PARTICIPANT. A COPY OF SUCH PLAN AND AWARD AGREEMENT IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICES OF TradeStation Group, Inc.

10. Other Equity-Based Awards and Other Cash-Based Awards. The Committee may grant Other Equity-Based Awards and Other Cash-Based Awards under the Plan to Eligible Persons, alone or in tandem with other Awards, in such amounts and dependent on such conditions as the Committee shall from time to time in its sole discretion determine including, without limitation, those set forth in Section 5(a) of the Plan. Each Other Equity-Based Award granted under the Plan shall be evidenced by an Award Agreement and each Other Cash-Based Award granted under the Plan shall be evidenced in such form as the Committee may determine from time to time. Each Other Equity-Based Award or Other Cash-Based Award, as applicable, so granted shall be subject to such conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement or other form evidencing such Award, including, without limitation, those set forth in Section 13(c) of the Plan.

11. Changes in Capital Structure and Similar Events. Notwithstanding any other provision in this Plan to the contrary, the following provisions shall apply to all Awards granted hereunder (other than Other Cash-Based Awards):

(a) General. In the event of (i) any dividend (other than regular cash dividends) or other distribution (whether in the form of cash, shares of Common Stock, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase, or exchange of shares of Common Stock or other securities of the Company, issuance of warrants or other rights to acquire shares of Common Stock or other securities of the Company, or other similar corporate transaction or event that affects the shares of Common Stock (including a Change in Control), or (ii) unusual or nonrecurring events affecting the Company, including changes in applicable rules, rulings, regulations, or other requirements, that the Committee determines, in its sole discretion, could result in substantial dilution or enlargement of the rights intended to be granted to, or available for, Participants (any event in (i) or (ii), an “Adjustment Event”), the Committee shall, in respect of any such Adjustment Event, make such proportionate substitution or adjustment, if any, as it deems equitable, to any or all of: (A) the Absolute Share Limit, or any other limit applicable under the Plan with respect to the number of Awards which may be granted hereunder; (B) the number of shares of Common Stock or other securities of the Company (or number and kind of other securities or other property) which may be issued in respect of Awards or with respect to which Awards may be granted under the Plan or any Sub-Plan, provided, however, that any such substitution or adjustment with respect to Options and SARs under the Plan shall occur in accordance with the requirements of Section 409A of the Code; and (C) the terms of any outstanding Award, including, without limitation, (I) the number of shares of Common Stock or other securities of the Company (or number and kind of other securities or other property) subject to outstanding Awards or to which outstanding Awards relate; (II) the Exercise Price or Strike Price with respect to any Award; or (III) any applicable performance measures; provided, that in the case of any “equity restructuring” (within the meaning of the Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor pronouncement thereto)), the Committee shall make an equitable or proportionate adjustment to outstanding Awards to reflect such equity restructuring. Any adjustment under this Section 11 shall be conclusive and binding for all purposes.

(b) Adjustment Events. Without limiting the foregoing, except as may otherwise be provided in an Award Agreement, in connection with any Adjustment Event, the Committee may, in its sole discretion, provide for any one or more of the following:

(i) substitution or assumption of Awards (or awards of an acquiring company), acceleration of the exercisability of, lapse of restrictions on, or termination of Awards, or a period of time (which shall not be required to be more than ten days) for Participants to exercise outstanding Awards prior to the occurrence of such event (and any such Award not so exercised shall terminate upon the occurrence of such event); and

(ii) subject to any limitations or reductions as may be necessary to comply with Section 409A of the Code, cancellation of any one or more outstanding Awards and payment to the holders of such Awards that are vested as of such cancellation (including, without limitation, any Awards that would vest as a result of the occurrence of such event but for such cancellation or for which vesting is accelerated by the Committee in connection with such event) the value of such Awards, if any, as determined by the Committee (which value, if applicable, may be based upon the price per share of Common Stock received or to be received by other stockholders of the Company in such event), including, without limitation, in the case of an outstanding Option or SAR, a cash payment in an amount equal to the excess, if any, of the Fair Market Value (as of a date specified by the Committee) of the shares of Common Stock subject to such Option or SAR over the aggregate Exercise Price or Strike Price of such Option or SAR (it being understood that, in such event, any Option or SAR having a per share Exercise Price or Strike Price equal to, or in excess of, the Fair Market Value of a share of Common Stock subject thereto may be canceled and terminated without any payment or consideration therefor), or, in the case of Restricted Stock, Restricted Stock Units, or Other Equity-Based Awards that are not vested as of such cancellation, a cash payment or equity subject to deferred vesting and delivery consistent with the vesting restrictions applicable to such Restricted Stock, Restricted Stock Units, or Other Equity-Based Awards prior to cancellation, or the underlying shares in respect thereof.

Payments to holders pursuant to clause (ii) above shall be made in cash or, in the sole discretion of the Committee, in the form of such other consideration necessary for a Participant to receive property, cash, or securities (or combination thereof) as such Participant would have been entitled to receive upon the occurrence of the transaction if the Participant had been, immediately prior to such transaction, the holder of the number of shares of Common Stock covered by the Award at such time (less any applicable Exercise Price or Strike Price).

(c) Other Requirements. Prior to any payment or adjustment contemplated under this Section 11, the Committee may require a Participant to (i) represent and warrant as to the unencumbered title to the Participant’s Awards; (ii) bear such Participant’s pro rata share of any post-closing indemnity obligations, and be subject to the same post-closing purchase price adjustments, escrow terms, offset rights, holdback terms, and similar conditions as the other holders of Common Stock, subject to any limitations or reductions as may be necessary to comply with Section 409A of the Code; and (iii) deliver customary transfer documentation as reasonably determined by the Committee.

(d) Fractional Shares. Any adjustment provided under this Section 11 may provide for the elimination of any fractional share that might otherwise become subject to an Award.

(e) Binding Effect. Any adjustment, substitution, determination of value or other action taken by the Committee under this Section 11 shall be conclusive and binding for all purposes.

12. Amendments and Termination.

(a) Amendment and Termination of the Plan. The Board may amend, alter, suspend, discontinue, or terminate the Plan or any portion thereof at any time; provided, that no such amendment, alteration, suspension, discontinuance, or termination shall be made without stockholder approval if: (i) such approval is required under Applicable Law; (ii) it would materially increase the number of securities which may be issued under the Plan (except for increases pursuant to Section 5 or 11 of the Plan), or (iii) it would materially modify the requirements for participation in the Plan; provided, further, that, other than pursuant to Section 11, any such amendment, alteration, suspension, discontinuance, or termination that would materially and adversely affect the rights of any Participant or any holder or beneficiary of any Award theretofore granted shall not to that extent be effective without the consent of the affected Participant, holder, or beneficiary. Notwithstanding the foregoing, no amendment shall be made to the last proviso of Section 12(b) of the Plan without stockholder approval.

(b) Amendment of Award Agreements. The Committee may, to the extent consistent with the terms of the Plan, any applicable Award Agreement and Section 409A of the Code, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel, or terminate, any Award theretofore granted or the associated Award Agreement, prospectively or retroactively (including after a Participant’s Termination); provided, that, other than pursuant to Section 11, any such waiver, amendment, alteration, suspension, discontinuance, cancellation, or termination that would materially and adversely affect the rights of any Participant with respect to any Award theretofore granted shall not to that extent be effective without the consent of the affected Participant; provided, further, that without stockholder approval, except as otherwise permitted under Section 11 of the Plan, (i) no amendment or modification may reduce the Exercise Price of any Option or the Strike Price of any SAR; (ii) the Committee may not cancel any outstanding Option or SAR and replace it with a new Option or SAR (with a lower Exercise Price or Strike Price, as the case may be) or other Award or cash payment that is greater than the intrinsic value (if any) of the canceled Option or SAR; and (iii) the Committee may not take any other action which is considered a “repricing” for purposes of the stockholder approval rules of any securities exchange or inter-dealer quotation system on which the securities of the Company are listed or quoted.

13. General.

(a) Award Agreements. Each Award (other than an Other Cash-Based Award) under the Plan shall be evidenced by an Award Agreement, which shall be delivered to the Participant to whom such Award was granted and shall specify the terms and conditions of the Award and any rules applicable thereto, including, without limitation, the effect on such Award of the death, Disability, or Termination of a Participant, or of such other events as may be determined by the Committee. For purposes of the Plan, an Award Agreement may be in any such form (written or electronic) as determined by the Committee (including, without limitation, a Board or Committee resolution, an employment agreement, a notice, a certificate, or a letter) evidencing the Award. The Committee need not require an Award Agreement to be signed by the Participant or a duly authorized representative of the Company.

(b) Nontransferability.

(i) Each Award shall be exercisable only by such Participant to whom such Award was granted during the Participant’s lifetime, or, if permissible under Applicable Law, by the Participant’s legal guardian or representative. No Award may be assigned, alienated, pledged, attached, sold, or otherwise transferred or encumbered by a Participant (unless such transfer is specifically required pursuant to a domestic relations order or by Applicable Law) other than by will or by the laws of descent and distribution and any such purported assignment, alienation, pledge, attachment, sale, transfer, or encumbrance shall be void and unenforceable against any member of the Company Group; provided, that the designation of a beneficiary shall not constitute an assignment, alienation, pledge, attachment, sale, transfer, or encumbrance.

(ii) Notwithstanding the foregoing, the Committee may, in its sole discretion, permit Awards (other than Incentive Stock Options) to be transferred by a Participant, without consideration, subject to such rules as the Committee may adopt consistent with any applicable Award Agreement to preserve the purposes of the Plan, to: (A) any Person who is a “family member” of the Participant, as such term is used in the instructions to Form S-8 under the Securities Act or any successor form of registration statement promulgated by the Securities and Exchange Commission (collectively, the “Immediate Family Members”); (B) a trust solely for the benefit of the Participant and the Participant’s Immediate Family Members; (C) a partnership or limited liability company whose only partners or members are the Participant and the Participant’s Immediate Family Members; or (D) a beneficiary to whom donations are eligible to be treated as “charitable contributions” for federal income tax purposes (each transferee described in clauses (A), (B), (C), and (D) above is hereinafter referred to as a “Permitted Transferee”); provided, that the Participant gives the Committee advance written notice describing the terms and conditions of the proposed transfer and the Committee notifies the Participant in writing that such a transfer would comply with the requirements of the Plan.

(iii) The terms of any Award transferred in accordance with clause (ii) above shall apply to the Permitted Transferee and any reference in the Plan or in any applicable Award Agreement to a Participant shall be deemed to refer to the Permitted Transferee, except that: (A) Permitted Transferees shall not be entitled to transfer any Award, other than by will or the laws of descent and distribution; (B) Permitted Transferees shall not be entitled to exercise any transferred Option unless there shall be in effect a registration statement on an appropriate form covering the shares of Common Stock to be acquired pursuant to the exercise of such Option if the Committee determines, consistent with any applicable Award Agreement, that such a registration statement is necessary or appropriate; (C) neither the Committee nor the Company shall be required to provide any notice to a Permitted Transferee, whether or not such notice is or would otherwise have been required to be given to the Participant under the Plan or otherwise; and (D) the consequences of a Participant’s Termination under the terms of the Plan and the applicable Award Agreement shall continue to be applied with respect to the Participant, including, without limitation, that an Option shall be exercisable by the Permitted Transferee only to the extent, and for the periods, specified in the Plan and the applicable Award Agreement.

(c) Dividends and Dividend Equivalents.

(i) The Committee may, in its sole discretion, provide a Participant as part of an Award with dividends, dividend equivalents, or similar payments in respect of Awards, payable in cash, shares of Common Stock, other securities, other Awards or other property (in each case, without interest), on a current or deferred basis, on such terms and conditions as may be determined by the Committee in its sole discretion, including, without limitation, payment directly to the Participant, withholding of such amounts by the Company subject to vesting of the Award or reinvestment in additional shares of Common Stock, Restricted Stock or other Awards.

(ii) Without limiting the foregoing, unless otherwise provided in the Award Agreement, any dividend otherwise payable in respect of any share of Restricted Stock that remains subject to vesting conditions at the time of payment of such dividend shall be retained by the Company, and remain subject to the same vesting conditions as the share of Restricted Stock to which the dividend relates and shall be delivered (without interest) to the Participant within 15 days following the date on which such restrictions on such Restricted Stock lapse (and the right to any such accumulated dividends shall be forfeited upon the forfeiture of the Restricted Stock to which such dividends relate).

(iii) To the extent provided in an Award Agreement, the holder of outstanding Restricted Stock Units shall be entitled to be credited with dividend equivalent payments (upon the payment by the Company of dividends on shares of Common Stock) either in cash or, in the sole discretion of the Committee, in shares of Common Stock having a Fair Market Value equal to the amount of such dividends (and interest may, in the sole discretion of the Committee, be credited on the amount of cash dividend equivalents at a rate and subject to such terms as determined by the Committee), which accumulated dividend equivalents (and interest thereon, if applicable) shall be payable at the same time as the underlying Restricted Stock Units are settled following the date on which the Restricted Period lapses with respect to such Restricted Stock Units, and if such Restricted Stock Units are forfeited, the Participant shall have no right to such dividend equivalent payments (or interest thereon, if applicable).

(d) Tax Withholding.

(i) A Participant shall be required to pay to the Company or one or more of its Subsidiaries, as applicable, an amount in cash (by check or wire transfer) equal to the aggregate amount of any income, employment, and/or other applicable taxes that are statutorily required to be withheld in respect of an Award. Alternatively, the Company or any of its Subsidiaries may elect, in its sole discretion, to satisfy this requirement by withholding such amount from any cash compensation or other cash amounts owing to a Participant.

(ii) Without limiting the foregoing, the Committee may (but is not obligated to), in its sole discretion, permit or require a Participant to satisfy all or any portion of the minimum income, employment, and/or other applicable taxes that are statutorily required to be withheld with respect to an Award by: (A) the delivery of shares of Common Stock (which are not subject to any pledge or other security interest) that have been both held by the Participant and vested for at least six months (or such other period as established from time to time by the Committee in order to avoid adverse accounting treatment under applicable accounting standards) having an aggregate Fair Market Value equal to such minimum statutorily required withholding liability (or portion thereof); or (B) having the Company withhold from the shares of Common Stock otherwise issuable or deliverable to, or that would otherwise be retained by, the Participant upon the grant, exercise, vesting, or settlement of the Award, as applicable, a number of shares of Common Stock with an aggregate Fair Market Value equal to an amount, subject to clause (iii) below, not in excess of such minimum statutorily required withholding liability (or portion thereof).

(iii) The Committee, subject to its having considered the applicable accounting impact of any such determination, has full discretion to allow Participants to satisfy, in whole or in part, any additional income, employment, and/or other applicable taxes payable by them with respect to an Award by electing to have the Company withhold from the shares of Common Stock otherwise issuable or deliverable to, or that would otherwise be retained by, a Participant upon the grant, exercise, vesting, or settlement of the Award, as applicable, shares of Common Stock having an aggregate Fair Market Value that is greater than the applicable minimum required statutory withholding liability (but such withholding may in no event be in excess of the maximum statutory withholding amount(s) in a Participant’s relevant tax jurisdictions).

(e) Data Protection. By participating in the Plan or accepting any rights granted under it, each Participant consents to the collection and processing of personal data relating to the Participant so that the Company and its Affiliates can fulfill their obligations and exercise their rights under the Plan and generally administer and manage the Plan. This data will include, but may not be limited to, data about participation in the Plan and shares offered or received, purchased, or sold under the Plan from time to time and other appropriate financial and other data (such as the date on which the Awards were granted) about the Participant and the Participant’s participation in the Plan.

(f) No Claim to Awards; No Rights to Continued Employment; Waiver. No employee of any member of the Company Group, or other Person, shall have any claim or right to be granted an Award under the Plan or, having been selected for the grant of an Award, to be selected for a grant of any other Award. There is no obligation for uniformity of treatment of Participants or holders or beneficiaries of Awards. The terms and conditions of Awards and the Committee’s determinations and interpretations with respect thereto need not be the same with respect to each Participant and may be made selectively among Participants, whether or not such Participants are similarly situated. Neither the Plan nor any action taken hereunder (including any Award) shall be construed as giving any Participant any right to be retained in the employ or service of the Service Recipient or any other member of the Company Group, nor shall it be construed as giving any Participant any rights to continued service on the Board. The Service Recipient or any other member of the Company Group may at any time dismiss a Participant from employment or discontinue any consulting relationship, free from any liability or any claim under the Plan, unless otherwise expressly provided in the Plan or any Award Agreement. By accepting an Award under the Plan, a Participant shall thereby be deemed to have waived any claim to continued exercise or vesting of an Award or to damages or severance entitlement related to non-continuation of the Award beyond the period provided under the Plan or any Award Agreement, except to the extent of any provision to the contrary in any written employment contract or other agreement between the Service Recipient and/or any member of the Company Group and the Participant, whether any such agreement is executed before, on, or after the Date of Grant.

(g) International Participants. With respect to Participants who reside or work outside of the United States of America, the Committee may, in its sole discretion, amend the terms of the Plan and create or amend Sub-Plans or amend outstanding Awards with respect to such Participants in order to permit or facilitate participation in the Plan by such Participants, conform such terms with the requirements of Applicable Law or to obtain more favorable tax or other treatment for a Participant or any member of the Company Group.

(h) Designation and Change of Beneficiary. Each Participant may file with the Committee a written designation of one or more Persons as the beneficiary or beneficiaries, as applicable, who shall be entitled to receive the amounts payable with respect to an Award, if any, due under the Plan upon the Participant’s death. A Participant may, from time to time, revoke or change the Participant’s beneficiary designation without the consent of any prior beneficiary by filing a new designation with the Committee. The last such designation received by the Committee shall be controlling; provided, however, that no designation, or change or revocation thereof, shall be effective unless received by the Committee prior to the Participant’s death, and in no event shall it be effective as of a date prior to such receipt. If no beneficiary designation is filed by a Participant, the beneficiary shall be deemed to be the Participant’s spouse or, if the Participant is unmarried at the time of death, the Participant’s estate.

(i) Termination. Except as otherwise provided in an Award Agreement, unless determined otherwise by the Committee at any point following such event: (a) neither a temporary absence from employment or service due to illness, vacation, or leave of absence (including, without limitation, a call to active duty for military service through a Reserve or National Guard unit) nor a transfer from employment or service with one Service Recipient to employment or service with another Service Recipient (or vice-versa) shall be considered a Termination; provided, that, with respect to a Participant’s Incentive Stock Options, any leave of absence granted by the Committee to a Participant of greater than three months, unless pursuant to a contract or statute that guarantees the right to reemployment, shall cause such Participant’s Incentive Stock Option to become a Nonqualified Stock Option on the date that is six months following the commencement of such leave of absence; and (b) if a Participant undergoes a Termination, but such Participant continues to provide services to the Company Group in a non-employee capacity, such change in status shall not be considered a Termination for purposes of the Plan. Further, unless otherwise determined by the Committee, in the event that any Service Recipient ceases to be a member of the Company Group (by reason of sale, divestiture, spin-off, or other similar transaction), unless a Participant’s employment or service is transferred to another entity that would constitute a Service Recipient immediately following such transaction, such Participant shall be deemed to have suffered a Termination hereunder as of the date of the consummation of such transaction.

(j) No Rights as a Stockholder. Except as otherwise specifically provided in the Plan or any Award Agreement, no Person shall be entitled to the privileges of ownership in respect of shares of Common Stock which are subject to Awards hereunder until such shares have been issued or delivered to such Person.

(k) Government and Other Regulations.

(i) The obligation of the Company to settle Awards in shares of Common Stock or other consideration shall be subject to all Applicable Law. Notwithstanding any terms or conditions of any Award to the contrary, the Company shall be under no obligation to offer to sell or to sell, and shall be prohibited from offering to sell or selling, any shares of Common Stock pursuant to an Award unless such shares have been properly registered for sale pursuant to the Securities Act with the Securities and Exchange Commission (or as otherwise permitted under Applicable Law) or unless the Company has received an opinion of counsel (if the Company has requested such an opinion), satisfactory to the Company, that such shares may be offered or sold without such registration pursuant to an available exemption therefrom and the terms and conditions of such exemption have been fully complied with. The Company shall be under no obligation to register for sale under the Securities Act any of the shares of Common Stock to be offered or sold under the Plan. The Committee shall have the authority to provide that all shares of Common Stock or other securities of any member of the Company Group issued under the Plan shall be subject to such stop-transfer orders and other restrictions as the Committee may deem advisable under the Plan, the applicable Award Agreement, and Applicable Law, and, without limiting the generality of Section 9 of the Plan, the Committee may cause a legend or legends to be put on certificates representing shares of Common Stock or other securities of any member of the Company Group issued under the Plan to make appropriate reference to such restrictions or may cause such Common Stock or other securities of any member of the Company Group issued under the Plan in book-entry form to be held subject to the Company’s instructions or subject to appropriate stop-transfer orders. Notwithstanding any provision in the Plan to the contrary, the Committee reserves the right to add, at any time, any additional terms or provisions to any Award granted under the Plan that the Committee, in its sole discretion, deems necessary or advisable in order that such Award complies with the legal requirements of any governmental entity to whose jurisdiction the Award is subject.

(ii) The Committee may cancel an Award or any portion thereof if it determines, in its sole discretion, that legal or contractual restrictions and/or blockage and/or other market considerations would make the Company’s acquisition of shares of Common Stock from the public markets, the Company’s issuance of Common Stock to the Participant, the Participant’s acquisition of Common Stock from the Company, and/or the Participant’s sale of Common Stock to the public markets, illegal, impracticable, or inadvisable. If the Committee determines to cancel all or any portion of an Award in accordance with the foregoing, the Company shall, subject to any limitations or reductions as may be necessary to comply with Section 409A of the Code: (A) pay to the Participant an amount equal to the excess of (I) the aggregate Fair Market Value of the shares of Common Stock subject to such Award or portion thereof canceled (determined as of the applicable exercise date, or the date that the shares would have been vested or issued, as applicable), over (II) the aggregate Exercise Price or Strike Price (in the case of an Option or SAR, respectively) or any amount payable as a condition of issuance of shares of Common Stock (in the case of any other Award), with such amount being delivered to the Participant as soon as practicable following the cancellation of such Award (or portion thereof) or (B) in the case of Restricted Stock, Restricted Stock Units, or Other Equity-Based Awards, provide the Participant with a cash payment or equity subject to deferred vesting and delivery consistent with the vesting restrictions applicable to such Restricted Stock, Restricted Stock Units, or Other Equity-Based Awards, or the underlying shares in respect thereof.

(l) No Section 83(b) Elections Without Consent of Company. No election under Section 83(b) of the Code or under a similar provision of law may be made unless expressly permitted by the terms of the applicable Award Agreement or by action of the Committee (or its designee in accordance with Section 4(c) of the Plan) in writing prior to the making of such election. If a Participant, in connection with the acquisition of shares of Common Stock under the Plan or otherwise, is expressly permitted to make such election and the Participant makes the election, the Participant shall notify the Company of such election within ten days after filing notice of the election with the Internal Revenue Service or other governmental authority, in addition to any filing and notification required pursuant to Section 83(b) of the Code or other applicable provision.

(m) Payments to Persons Other Than Participants. If the Committee shall find that any Person to whom any amount is payable under the Plan is unable to care for the Participant’s affairs because of illness or accident, or is a minor, or has died, then any payment due to such Person or the Participant’s estate (unless a prior claim therefor has been made by a duly appointed legal representative) may, if the Committee so directs the Company, be paid to the Participant’s spouse, child, relative, an institution maintaining or having custody of such Person, or any other Person deemed by the Committee to be a proper recipient on behalf of such Person otherwise entitled to payment. Any such payment shall be a complete discharge of the liability of the Committee and the Company therefor.

(n) Nonexclusivity of the Plan. Neither the adoption of the Plan by the Board nor the submission of the Plan to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of equity-based awards otherwise than under the Plan, and such arrangements may be either applicable generally or only in specific cases.

(o) No Trust or Fund Created. Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between any member of the Company Group, on the one hand, and a Participant or other Person, on the other hand. No provision of the Plan or any Award shall require the Company, for the purpose of satisfying any obligations under the Plan, to purchase assets or place any assets in a trust or other entity to which contributions are made or otherwise to segregate any assets, nor shall the Company be obligated to maintain separate bank accounts, books, records, or other evidence of the existence of a segregated or separately maintained or administered fund for such purposes. Participants shall have no rights under the Plan other than as unsecured general creditors of the Company, except that insofar as they may have become entitled to payment of additional compensation by performance of services, they shall have the same rights as other service providers under general law.

(p) Reliance on Reports. Each member of the Committee and each member of the Board shall be fully justified in acting or failing to act, as the case may be, and shall not be liable for having so acted or failed to act in good faith, in reliance upon any report made by the independent public accountant of any member of the Company Group and/or any other information furnished in connection with the Plan by any agent of the Company or the Committee or the Board, other than himself or herself.

(q) Relationship to Other Benefits. No payment or issuance under the Plan shall be taken into account in determining any benefits under any pension, retirement, profit sharing, group insurance, or other benefit plan of the Company except as otherwise specifically provided in such other plan or as required by Applicable Law.

(r) Governing Law. The Plan shall be governed by and construed in accordance with the internal laws of the State of Florida applicable to contracts made and performed wholly within the State of Florida, without giving effect to the conflict of laws’ provisions thereof. THE COMPANY AND EACH PARTICIPANT WHO ACCEPTS AN AWARD IRREVOCABLY WAIVE ALL RIGHT TO A TRIAL BY JURY IN ANY SUIT, ACTION, OR OTHER PROCEEDING INSTITUTED BY OR AGAINST SUCH PARTICIPANT IN RESPECT OF THE PARTICIPANT’S RIGHTS OR OBLIGATIONS HEREUNDER.

(s) Severability. If any provision of the Plan or any Award or Award Agreement is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or as to any Person or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to the applicable laws, or if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award, such provision shall be construed or deemed stricken as to such jurisdiction, Person, or Award and the remainder of the Plan and any such Award shall remain in full force and effect.

(t) Obligations Binding on Successors. The obligations of the Company under the Plan shall be binding upon any successor corporation or organization resulting from the merger, consolidation, or other reorganization of the Company, or upon any successor corporation or organization succeeding to substantially all of the assets and business of the Company.

(u) Section 409A of the Code.

(i) Notwithstanding any provision of the Plan to the contrary, it is intended that the provisions of the Plan comply with Section 409A of the Code, and all provisions of the Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A of the Code. Each Participant is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or in respect of such Participant in connection with the Plan (including any taxes and penalties under Section 409A of the Code), and neither the Service Recipient nor any other member of the Company Group shall have any obligation to indemnify or otherwise hold such Participant (or any beneficiary) harmless from any or all of such taxes or penalties. With respect to any Award that is considered “deferred compensation” subject to Section 409A of the Code, references in the Plan to “termination of employment” (and substantially similar phrases) shall mean “separation from service” within the meaning of Section 409A of the Code. For purposes of Section 409A of the Code, each of the payments that may be made in respect of any Award granted under the Plan is designated as a separate payment.

(ii) Notwithstanding anything in the Plan to the contrary, if a Participant is a “specified employee” within the meaning of Section 409A(a)(2)(B)(i) of the Code, no payments in respect of any Awards that are “deferred compensation” subject to Section 409A of the Code and which would otherwise be payable upon the Participant’s “separation from service” (as defined in Section 409A of the Code) shall be made to such Participant prior to the date that is six months after the date of such Participant’s “separation from service” or, if earlier, the date of the Participant’s death. Following any applicable six-month delay, all such delayed payments will be paid in a single lump sum on the earliest date permitted under Section 409A of the Code that is also a business day.

(iii) Unless otherwise provided by the Committee in an Award Agreement or otherwise, in the event that the timing of payments in respect of any Award (that would otherwise be considered “deferred compensation” subject to Section 409A of the Code) is accelerated upon the occurrence of (A) a Change in Control, no such acceleration shall be permitted unless the event giving rise to the Change in Control satisfies the definition of a change in the ownership or effective control of a corporation, or a change in the ownership of a substantial portion of the assets of a corporation pursuant to Section 409A of the Code or (B) a Disability, no such acceleration shall be permitted unless the Disability also satisfies the definition of “Disability” pursuant to Section 409A of the Code.

(v) Clawback/Repayment. All Awards are subject to reduction, cancellation, forfeiture or recoupment to the extent necessary to comply with (i) any clawback, forfeiture or other similar policy adopted by the Board or the Committee and as in effect from time to time; and (ii) Applicable Law. To the extent that the Participant receives any amount in excess of the amount that the Participant should otherwise have received under the terms of the Award for any reason (including, without limitation, by reason of a financial restatement, mistake in calculations or other administrative error), the Participant will be required to repay any such excess amount to the Company. No recovery of cash payments or shares of Common Stock under any clawback, forfeiture or other similar policy or Applicable Law will be an event giving rise to a right to resign for “good reason” or assert “constructive termination” (or any similar term) under any agreement with the Company or a Subsidiary.

(w) Detrimental Activity. Notwithstanding anything to the contrary contained herein, if a Participant has engaged in any Detrimental Activity, as determined by the Committee, the Committee may, in its sole discretion, provide for one or more of the following:

(i) cancellation of any or all of such Participant’s outstanding Awards; or

(ii) forfeiture by the Participant of any gain realized on the vesting, exercise or settlement of any Awards previously granted to such participant, and repayment of any such gain promptly to the Company.

(x) Right of Offset. The Company will have the right to offset against its obligation to deliver shares of Common Stock (or other property or cash) under the Plan or any Award Agreement any outstanding amounts (including, without limitation, travel and entertainment or advance account balances, loans, repayment obligations under any Awards, or amounts repayable to the Company pursuant to tax equalization, housing, automobile, or other employee programs) that the Participant then owes to any member of the Company Group and any amounts the Committee otherwise deems appropriate pursuant to any tax equalization policy or agreement. Notwithstanding the foregoing, if an Award is “deferred compensation” subject to Section 409A of the Code, the Committee will have no right to offset against its obligation to deliver shares of Common Stock (or other property or cash) under the Plan or any Award Agreement if such offset could subject the Participant to the additional tax imposed under Section 409A of the Code in respect of an outstanding Award.

(y) Expenses; Titles and Headings. The expenses of administering the Plan shall be borne by the Company Group. The titles and headings of the sections in the Plan are for convenience of reference only, and in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

ANNEX A

Pre-Closing Restructuring Plan

Prior to Closing (and, for the avoidance of doubt, prior to the adoption of the Amended and Restated Charter and the Amended and Restated Bylaws), pursuant to the applicable provisions of the laws of the State of Florida and the Governing Documents of the Company, the Company’s board of directors will (a) authorize a division (the “Share Division”) of all issued and outstanding shares of the Company Common Stock such that, upon the consummation of the Share Division, there will be 163,898,232 shares of Company Common Stock issued and outstanding (comprised of the Closing Monex Share Consideration and the Monex Earn Out Shares), and (b) amend the articles of incorporation of the Company to increase the number of authorized shares of the Company Common Stock to 750,000,000 (such amendment, the “Articles Amendment”). The form of the articles of incorporation of the Company effectuating the Articles Amendment is attached hereto as Exhibit 8.05 and is incorporated herein by this reference.

Following the consummation of the Share Division and the Articles Amendment and prior to Closing, pursuant to the applicable provisions of the laws of the State of Florida and the Governing Documents of the Company, the Company will adopt the Amended and Restated Charter and the Amended and Restated Bylaws.